Exhibit 2.1
EXECUTION COPY

AMENDED AND RESTATED
FORMATION, CONTRIBUTION AND MERGER AGREEMENT
Among
HARRIS CORPORATION,
STRATEX NETWORKS, INC.,
STRATEX MERGER CORP.
and
HARRIS STRATEX NETWORKS, INC.
Dated: December 18, 2006

TABLE OF CONTENTS

ARTICLE I Definitions and Terms
1.1.	Certain Definitions	A-6
1.2.	Additional Definitions	A-12
1.3.	Defined Terms Generally	A-15
ARTICLE II Organization of Newco and Merger Sub and Related Corporate Actions
2.1.	Organization of Newco	A-15
2.2.	Directors and Officers of Newco	A-16
2.3.	Organization of Merger Sub	A-16
ARTICLE III The Contribution Transaction and Merger
3.1.	The Contribution Transaction	A-16
3.2.	The Merger	A-17
3.3.	Closing	A-18
3.4.	Effective Time	A-18
3.5.	Deliveries by Newco Relating to the Contribution Transaction	A-18
3.6.	Deliveries by Harris Relating to the Contribution Transaction	A-18
3.7.	Nonassignability of Assets	A-19
3.8	Net Cash True-Up	A-19
3.9	Target Cash	A-20
ARTICLE IV Certificate of Incorporation and Bylaws of the Surviving Corporation
4.1.	The Certificate of Incorporation	A-21
4.2.	The Bylaws	A-21
ARTICLE V Officers and Directors of the Surviving Corporation
5.1.	Directors	A-21
5.2.	Officers	A-21
ARTICLE VI Effect of the Merger on Capital Stock and Equity Awards; Exchange of Certificates
6.1.	Effect on Capital Stock of Stratex	A-21
6.2.	Exchange of Certificates	A-22
6.3.	No Dissenters’ Rights	A-24
6.4.	Treatment of Stratex Stock Plans	A-24
6.5.	Treatment of Warrants	A-25
ARTICLE VII Representations and Warranties
7.1.	Representations and Warranties of Stratex	A-25
7.2.	Representations and Warranties of Harris	A-37
ARTICLE VIII Covenants Relating to Interim Operations
8.1.	Covenants of Stratex	A-48
8.2.	Covenants of Harris	A-51
ARTICLE IX Additional Agreements
9.1.	Acquisition Proposals	A-53
9.2.	Board Recommendation	A-55
9.3.	SEC Filings; Information Supplied; Stratex Stockholders Meeting	A-55
9.4.	Filings; Other Actions; Notification	A-56

9.5.	Tax Matters	A-58
9.6.	Ancillary Agreements	A-59
9.7.	Restructuring; Harris Intercompany Liabilities	A-59
9.8.	Transfer and Assignment of Excluded Assets by Contributed Subsidiary	A-59
9.9.	Insurance Proceeds	A-60
9.10.	Listing and De-listing	A-60
9.11.	Governance	A-60
9.12.	Section 16 Matters	A-60
9.13.	Affiliates	A-60
9.14.	Access; Financial Reporting	A-60
9.15.	Further Assurances	A-61
9.16.	Publicity	A-61
9.17.	Expenses	A-61
9.18.	Indemnification; Directors’ and Officers’ Insurance	A-61
9.19.	Takeover Statute	A-63
ARTICLE X Conditions
10.1.	Conditions to Harris’ and Stratex’s Obligations to Effect the Transactions	A-63
10.2.	Conditions to Harris’ Obligation to Effect the Contribution Transaction	A-63
10.3.	Conditions to Stratex’s Obligation to Effect the Merger	A-64
ARTICLE XI Termination
11.1.	Termination	A-65
11.2.	Effect of Termination and Abandonment	A-66
ARTICLE XII Survival and Indemnification
12.1.	No Survival of Representations and Warranties	A-67
12.2.	Indemnification by Newco	A-67
12.3.	Indemnification by Harris	A-67
12.4.	Third Party Claims	A-68
12.5.	Tax and Insurance Adjustments	A-68
ARTICLE XIII Miscellaneous and General
13.1.	Survival	A-68
13.2.	Modification or Amendment	A-69
13.3.	Waiver of Conditions	A-69
13.4.	Counterparts	A-69
13.5.	GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL	A-69
13.6.	Notices	A-70
13.7.	Entire Agreement	A-70
13.8.	No Third Party Beneficiaries	A-71
13.9.	Obligations of Harris and of Stratex	A-71
13.10.	Severability	A-71
13.11.	Interpretation; Construction	A-71
13.12.	Assignment	A-71
EXHIBITS

Exhibit 1	Form of Voting Agreement
Exhibit 2	Certificate of Incorporation of Newco
Exhibit 3	Bylaws of Newco
Exhibit 4	Certificate of Incorporation and Bylaws of Merger Sub
Exhibit 5	Investor Agreement
Exhibit 6	Non-Competition Agreement
Exhibit 7	Registration Rights Agreement
Exhibit 8	Intellectual Property Agreement

Exhibit 9	Trademark and Trade Name License Agreement
Exhibit 10	Harris Leased Property Agreement
Exhibit 11	Transition Services Agreement
Exhibit 12	Warrant Assumption Agreement
Exhibit 13	Affiliates Letter
Exhibit 14	NetBoss Service Agreement
Exhibit 15	Leased Equipment Agreement
Exhibit 16	Tax Sharing Agreement
SCHEDULES

Schedule A	Consent Certificates relating to Contributed Leases
Schedule B	Contributed Leases
Schedule C	Contributed Owned Real Property
Schedule D	Contributed Subsidiary Real Property
Schedule E	Excluded Liabilities
Schedule F	Excluded MCD Business Contracts
Schedule G	Stratex Persons with Knowledge
Schedule H	Harris Persons with Knowledge
Schedule I	MCD Employees
Schedule J	Initial Directors and Officers of Newco
Schedule K	Excluded Intellectual Property
Schedule L	Excluded Leases
Schedule M	Contributed Insurance Policies and Rights
Schedule N	Excluded Properties
Schedule O	Harris Internal Restructuring
Schedule P	Stratex Required Third Party Consents
Schedule Q	Harris Required Third Party Consents
Schedule R	Certain Equipment, Machinery and Other Personal Property
DISCLOSURE LETTERS
Harris Disclosure Letter

Section 7.2(b)	Subsidiaries
Section 7.2(d)	Governmental Filings; No Violations; Consents; and Approvals
Section 7.2(e)	Harris Reports; Financial Statements
Section 7.2(g)	Absence of Certain Changes
Section 7.2(h)	Litigation and Liabilities
Section 7.2(i)	Employee Benefits
Section 7.2(j)	Compliance with Laws and Regulations; Governmental Authorizations
Section 7.2(k)	Environmental Matters
Section 7.2(l)	Taxes
Section 7.2(m)	Intellectual Property
Section 7.2(n)	Labor Matters
Section 7.2(o)	Contracts and Commitments
Section 7.2(q)	Title to Properties; Encumbrances
Section 7.2(t)	Brokers and Finders
Section 8.2(b)	Interim Covenants of Harris
Stratex Disclosure Letter

Section 7.1(b)	Capital Structure
Section 7.1(d)	Governmental Filings; No Violations; Consents; and Approvals
Section 7.1(e)	Stratex Reports; Financial Statements
Section 7.1(g)	Absence of Certain Changes
Section 7.1(h)	Litigation and Liabilities
Section 7.1(i)	Employee Benefits
Section 7.1(j)	Compliance with Laws and Regulations; Governmental Authorizations
Section 7.1(o)	Intellectual Property
Section 7.1(q)	Contracts and Commitments

AMENDED AND RESTATED
FORMATION, CONTRIBUTION AND MERGER AGREEMENT
      AMENDED AND RESTATED FORMATION, CONTRIBUTION AND MERGER AGREEMENT, dated as of December 18, 2006 (this “Agreement”), among HARRIS CORPORATION, a corporation incorporated in the State of Delaware (“Harris”), STRATEX NETWORKS, INC., a corporation incorporated in the State of Delaware (“Stratex”), STRATEX MERGER CORP., a corporation incorporated in the State of Delaware (“Merger Sub”), and HARRIS STRATEX NETWORKS, INC., a corporation incorporated in the State of Delaware (“Newco”).
RECITALS
      WHEREAS, Harris and Stratex desire to combine Harris’ Microwave Communications Division (as hereinafter defined) with Stratex through (i) the formation of Newco and Merger Sub, (ii) the merger of Merger Sub with and into Stratex pursuant to which the stockholders of Stratex will receive Newco shares in exchange for their Stratex shares and (iii) the contribution to Newco by Harris of the assets and equity interests collectively comprising Harris’ Microwave Communications Division in exchange for Newco shares, in each case upon the terms and subject to the conditions set forth in this Agreement;
      WHEREAS, for federal income tax purposes, the transactions outlined above are intended collectively to qualify as a tax-free transaction under Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”);
      WHEREAS, for federal income tax purposes, it is intended that the Merger (as hereinafter defined) shall qualify as a reorganization described in Section 368(a)(2)(E) of the Code;
      WHEREAS, Harris and Stratex entered into a Formation, Contribution and Merger Agreement (the “Original Formation Agreement”), dated as of September 5, 2006 (the “Original Formation Agreement Date”), that contemplated, among other things, the combination of Harris’ Microwave Communications Division with Stratex as outlined above;
      WHEREAS, pursuant to Section 2.4 of the Original Formation Agreement, Harris and Stratex agreed to take all necessary action to enter into an amendment of the Original Formation Agreement to add Newco and Merger Sub as parties to the Original Formation Agreement;
      WHEREAS, pursuant to Section 13.2 of the Original Formation Agreement, the Original Formation Agreement may be amended, modified or supplemented at any time prior to the Effective Time (as hereinafter defined) in a writing signed by the parties thereto;
      WHEREAS, the parties to the Original Formation Agreement desire to amend and restate the Original Formation Agreement to, among other things, add additional parties as contemplated above pursuant to and on the terms and conditions set forth herein;
      WHEREAS, in order to induce Harris to enter into the Original Formation Agreement, concurrently with the execution and delivery of the Original Formation Agreement, each of the directors and executive officers of Stratex entered into voting agreements with Harris in the form attached hereto as Exhibit 1 (collectively, the “Voting Agreements”);
      WHEREAS, it is intended that Harris’ Microwave Communications Division will be treated as the acquiring entity for accounting purposes; and
      WHEREAS, the Boards of Directors of each of Harris, Stratex, Newco and Merger Sub have adopted resolutions approving and declaring advisable this Agreement and the transactions contemplated hereby.

      NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained in this Agreement, the Voting Agreements and the Ancillary Agreements, the parties hereto agree as follows:
ARTICLE I
Definitions and Terms
      1.1.     Certain Definitions. As used in this Agreement, the following terms have the meanings set forth below:
      “Affiliate” has the meaning assigned to such term by Rule 405 under the Securities Act.
      “Ancillary Agreements” means, collectively the agreements set forth in Exhibit 5 through Exhibit 16 to be entered into at the Closing.
      “Assumed Liabilities” means all Liabilities of Harris or any of its Subsidiaries primarily resulting from or primarily arising out of the conduct of the MCD Business, other than the Excluded Liabilities; provided, however, that before applying the foregoing definition all Liabilities of Harris and/or any of its Subsidiaries which (i) are owed to third parties, (ii) result from or arise out of goods, services or facilities used or supplied by the MCD Business and any other businesses or divisions of Harris and/or any of its Subsidiaries and (iii) reasonably can be allocated among the MCD Business and such other businesses and divisions shall be so allocated to the maximum extent reasonably practicable.
      “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in The City of New York are authorized or obligated by Law or executive order to close.
      “Confidentiality Agreement” means the Confidentiality Agreement, dated January 26, 2006, between Harris and Stratex.
      “Consent Certificates” means certificates evidencing consents of third parties that are required in order to effectuate a legal transfer or sublease of those Contributed Leases identified on Schedule A.
      “Contract” means, as to any Person, any contract, agreement, lease, sublease license, sublicense, mortgage, note, indenture or other arrangement or obligation (whether written or oral) which legally binds such Person.
      “Contributed Accounts Receivable” means all accounts, notes and other receivables of Harris and its Subsidiaries that arose out of the MCD Business, excluding all Harris Intercompany Liabilities.
      “Contributed Books and Records” means all books, ledgers, files, reports, plans, records, manuals and other materials (in any form or medium) of Harris and its Subsidiaries which are Related to the MCD Business, and the information contained therein, excluding any such items whose transfer to Newco would be prohibited by Law or would subject Harris or any of its Retained Subsidiaries to any material Liability (collectively, the “Excluded Books and Records”).
      “Contributed Contracts” means all Contracts to which Harris or any of its Subsidiaries is a party which are Related to the MCD Business other than this Agreement, the Ancillary Agreements and the Excluded MCD Business Contracts.
      “Contributed Fixtures and Equipment” means all furniture, furnishings, vehicles, equipment, supplies, computers, tools and other tangible personal property (other than the Contributed Inventory) owned by Harris or any of its Subsidiaries which are Related to the MCD Business, wherever located, including any of the foregoing purchased subject to any conditional sales or title retention agreement in favor of any other Person, other than the equipment, machinery and other personal property set forth on Schedule R.

      “Contributed Intellectual Property” means all the Intellectual Property owned by Harris and its Subsidiaries which is Related to the MCD Business including the Intellectual Property set forth in Section 7.2(m) of the Harris Disclosure Letter.
      “Contributed Inventory” means all inventory of Harris and its Subsidiaries, including raw materials, supplies, work-in-progress and finished goods, which is Related to the MCD Business, wherever located.
      “Contributed Leased Property” means all real property leased or subleased pursuant to a Contributed Lease.
      “Contributed Leases” means any leases or subleases of real property, fixtures or equipment from third parties by Harris or any of its Subsidiaries but only to the extent such leased real property, fixtures or equipment are Related to the MCD Business, including those set forth on Schedule B.
      “Contributed Owned Real Property” means the real property owned by Harris and its Retained Subsidiaries set forth on Schedule C.
      “Contributed Subsidiaries” means those Subsidiaries of Harris listed in Section 7.2(b) of the Harris Disclosure Letter.
      “Contributed Subsidiary Real Property” means all real property owned or leased from third parties by the Contributed Subsidiaries as set forth on Schedule D.
      “Contribution Transaction” means the transfer of the Contributed Assets by Harris to Newco in exchange for the Newco Contribution Shares and the assumption by Newco of the Assumed Liabilities, in each case on the terms and conditions set forth in this Agreement.
      “Copyrights” has the meaning set forth in the “Intellectual Property” definition.
      “DGCL” means the Delaware General Corporation Law.
      “Domestic Retained Subsidiary” means any Retained Subsidiary that is a “United States person” within the meaning of Section 7701 of the Code.
      “Encumbrance” means any lien, pledge, charge, claim, encumbrance, security interest, option, mortgage, easement, or other restriction of any kind, other than any Permitted Encumbrance.
      “Environmental Laws” means all Laws (including any common law) relating to: (i) the protection, investigation or remediation of the environment, (ii) the handling, use, presence, treatment, storage, disposal, transport, discharge, emission, release or threatened release of or exposure to any Hazardous Substance or (iii) employee exposure, wetlands, natural resources, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance.
      “Environmental Liability” means any obligations or liabilities (including any notices, claims, complaints, suits or other assertions of obligations or liabilities) arising from or relating to Environmental Laws, Hazardous Substances or the environment and includes, without limitation: (i) fines, penalties, judgments, awards, settlements, losses, damages (including consequential damages), costs, fees (including attorneys’ and consultants’ fees), expenses and disbursements relating to environmental matters; (ii) defense and other responses to any administrative or judicial action (including notices, claims, complaints, suits and other assertions of liability) relating to environmental matters; and (iii) responsibility for any investigation, remediation, monitoring or cleanup costs, injunctive relief, natural resource damages, and any other environmental compliance or remedial measures.
      “ERISA” means the Employee Retirement Income Security Act of 1974.
      “EU” means the European Union.
      “Exchange Act” means the Securities Exchange Act of 1934.
      “Excluded Books and Records” has the meanings set forth in the “Contributed Books and Records” definition.

      “Excluded Liabilities” means all Liabilities of Harris and/or its Subsidiaries that (i) would not be Assumed Liabilities if the definition of such term did not exclude Excluded Liabilities or (ii) would be Assumed Liabilities if the definition of such term did not exclude Excluded Liabilities but which are (A) indebtedness for borrowed money or any guarantee thereof, (B) debt securities issued to raise cash or any guarantee thereof, (C) obligations in respect of pensions or other post-retirement benefits for MCD Employees accrued with respect to periods ending on or prior to the Closing Date, (D) claims for workers’ compensation by MCD Employees in respect of injuries incurred on or prior to the Closing Date, (E) obligations for or related to any options or equity awards or other similar rights in respect of Harris Common Stock issued to and held by MCD Employees on the Closing Date, (F) those Income Taxes for which Harris is liable pursuant to Section 9.5(a) and (G) listed on Schedule E.
      “Excluded MCD Business Contracts” means those Contracts identified on Schedule F.
      “Foreign Retained Subsidiary” means any Retained Subsidiary that is not a Domestic Retained Subsidiary.
      “GAAP” means U.S. generally accepted accounting principles.
      “Government Antitrust Entity” means any Government Entity with jurisdiction over the enforcement of any U.S. antitrust Law, EU competition Law or other similar antitrust or competition Law.
      “Government Entity” means any domestic or foreign governmental, regulatory or administrative authority, agency, instrumentality, commission, body, court or other entity, whether legislative, executive or judicial or otherwise, and any arbitration panel, arbitrator or other entity with authority to resolve any dispute.
      “Governmental Authorizations” means, collectively, (i) all notices, reports, registrations, applications or other filings to or with a Government Entity, (ii) all consents, authorizations, approvals, permits, licenses, clearances, waivers, exemptions, variances, amendments, expirations and terminations of any waiting period requirements from or by any Government Entity and (iii) all other types of actions by any Government Entity.
      “Harris Common Stock” means the common stock, par value $1.00 per share, of Harris.
      “Harris Intercompany Liabilities” means all Liabilities of Harris or any of its Subsidiaries (including the Contributed Subsidiaries) to Harris or any of its Subsidiaries (including the Contributed Subsidiaries) immediately prior to the Effective Time other than any Assumed Liabilities owed by (i) one or more Contributed Subsidiaries to one or more other Contributed Subsidiaries, (ii) one or more Contributed Subsidiaries to Harris or any of its Subsidiaries or (iii) Harris or any of its subsidiaries to one or more Contributed Subsidiaries.
      “Harris Licensed Intellectual Property” means the Intellectual Property to be licensed to Newco and its Subsidiaries by Harris or any of its Retained Subsidiaries pursuant to this Agreement or any Ancillary Agreement.
      “Harris Material Adverse Effect” means (i) a materially adverse effect on the results of operations, financial condition, cash flow, assets, liabilities or business of the MCD Business, taken as a whole, and (ii) any effect that would prevent, materially delay or materially impair the ability of Harris to consummate, or Newco to receive the benefits of, the Contribution Transaction and the other transactions contemplated by this Agreement; provided, however, that notwithstanding the foregoing no such effect resulting from (i) events or conditions (including changes in economic, financial market, regulatory or political conditions) that generally affect participants in the industries in which the MCD Business participates except to the extent that they adversely affect the MCD Business disproportionately compared such other participants or (ii) any disruption of employee, customer, supplier or other similar relationships primarily as a result of the execution or announcement of this Agreement and the identity of Stratex shall be considered a Harris Material Adverse Effect for purposes of this Agreement.

      “Harris Services” means those services to be provided by Harris or any of its Retained Subsidiaries to Newco or any of its Subsidiaries pursuant to this Agreement or any Ancillary Agreement.
      “Hazardous Substance” means any hazardous or toxic substance, material, waste, chemical, pollutant or contaminant that poses a risk of harm to health and safety or the environment and is otherwise regulated pursuant to any Environmental Law including, without limitation, any petroleum product or by-product, solvent, flammable or explosive material, radioactive material, medical waste, asbestos, lead paint, polychlorinated biphenyls (or PCBs), urea formaldehyde, perchlorate, microbial matter and radon gas.
      “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
      “Income Tax” means any corporate Tax imposed on or measured in whole or in part by net income, together with all interest, penalties and additions imposed with respect to such Income Tax and any interest in respect of such penalties and additions.
      “Income Tax Return” means a Tax Return with respect to an Income Tax.
      “Indebtedness” means (i) all liabilities for borrowed money, whether current or funded, secured or unsecured, all obligations evidenced by bonds, debentures, notes or similar instruments, and all liabilities in respect of mandatorily redeemable or purchasable capital stock or securities convertible into capital stock; (ii) all liabilities for the deferred purchase price of property; (iii) all liabilities in respect of any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which liabilities are required to be classified and accounted for under GAAP as capital leases; (iv) all liabilities for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction securing obligations of a type described in clauses (i), (ii) or (iii) above to the extent of the obligation secured; and (v) all liabilities as a guarantor or other surety of an obligation of a type described in clauses (i), (ii), (iii) or (iv), to the extent of the obligation guaranteed or indemnified.
      “Intellectual Property” means, with respect to any jurisdiction, domestic or foreign: (i) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, domain names, logos, symbols, trade dress, assumed names, fictitious names, trade names, and other indicia of origin, all applications and registrations and common law rights for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same (collectively, “Trademarks”); (ii) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues (collectively, “Patents”); (iii) trade secrets, confidential information and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists (collectively, “Trade Secrets”); (iv) published and unpublished works and rights of authorship, whether copyrightable or not (including without limitation databases and other compilations of information), including mask rights and computer software, copyrights therein and thereto, registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof (collectively, “Copyrights”); and (v) any other intellectual property or proprietary rights, in each case, to the extent entitled to legal protection as such.
      “Investor Agreement” means the Ancillary Agreement to be entered into by Harris and Newco at the Closing in the form of Exhibit 5 attached hereto.
      “Knowledge” means, when used with respect to Stratex as to any matter, to the knowledge of any of the individuals set forth on Schedule G or, when used with respect to Harris as to any matter, to the knowledge of any of the individuals set forth on Schedule H; provided, however, that each such individual shall be deemed to have knowledge of any matter if such individual or any employee that directly reports to such individual has actual knowledge of such matter or of facts or circumstances that would lead a reasonable person to conclude that it is reasonably likely that such matter exists.
      “Law” means any federal, state, regional, provincial, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, license or permit of any Government Entity.

      “Leased Equipment” means that equipment, machinery and other personal property to be leased by Newco or any of its Subsidiaries pursuant to any Ancillary Agreement.
      “Liabilities” means any and all debts, liabilities, commitments and obligations of any kind, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or not asserted, known or unknown, determined, determinable or otherwise, whenever or however arising and whether or not the same would be required by GAAP to be reflected in financial statements or disclosed in the notes thereto.
      “Losses” means any damages, losses, charges, Liabilities, claims, demands, actions, suits, proceedings, payments, judgments, settlements, assessments, deficiencies, taxes, interest, penalties, and costs and expenses (including removal costs, remediation costs, closure costs, fines, penalties and expenses of investigation and ongoing monitoring, reasonable attorneys’ fees, and reasonable out-of-pocket disbursements).
      “MCD Business” means the business as currently or previously conducted by the Microwave Communications Division, which includes but is not limited to: (i) developing, distributing, manufacturing and selling microwave radios and related services and systems for use in point-to-point wireless communications networks and (ii) the NetBoss Business.
      “MCD Employees” means, as of any date, the individuals employed by Harris or any of its Subsidiaries as of such date that are (i) primarily engaged in the MCD Business or (ii) listed on Schedule I as the same may be amended after the date of the Original Formation Agreement as agreed by Harris and Stratex.
      “Microwave Communications Division” means the division of Harris which currently conducts the MCD Business and its predecessors.
      “Most Recent Balance Sheet” means, in the case of Harris, the audited June 30, 2006 balance sheet of the MCD Business furnished to Stratex prior to the date of this Agreement (and identified as such) and, in the case of Stratex, the balance sheet included in the most recent Stratex Report filed prior to the date of the Original Formation Agreement.
      “NASDAQ” means the NASDAQ Global Market.
      “NetBoss Business” means the network operations software business as currently conducted by the MCD Business and previously conducted by Harris’ Network Support division, which currently offers network management systems that provide fault management, performance management, service activation, billing mediation and operational support system integration.
      “Patents” has the meaning set forth in the “Intellectual Property” definition.
      “Permitted Encumbrances” means (i) Encumbrances reflected or reserved against or otherwise disclosed in the Most Recent Balance Sheet; (ii) mechanics’, materialmen’s, warehousemen’s, carriers’, workers’, or repairmen’s liens or other similar common law or statutory Encumbrances, in the case of Harris, arising or incurred in the ordinary course of the MCD Business or, in the case of Stratex, arising or incurred in the ordinary course of Stratex’s business and that are not material in amount or effect (individually or in the aggregate) on the MCD Business or Stratex’s businesses, as the case may be; (iii) liens for Taxes, assessments and other governmental charges not yet due and payable or due but not delinquent or being contested in good faith by appropriate proceedings; (iv) with respect to real property, (A) easements, quasi-easements, licenses, covenants, rights-of-way, rights of reentry or other similar restrictions, including any other agreements, conditions or restrictions that would be shown by a current title report or other similar report or listing, (B) any conditions that may be shown by a current survey or physical inspection and (C) zoning, building, subdivision or other similar requirements or restrictions; (v) Encumbrances, in the case of Harris, incurred in the ordinary course of the MCD Business and, in the case of Stratex, incurred in the ordinary course of Stratex’s businesses, in each case since the date of the Most Recent Balance Sheet and that are not material in amount or effect on the MCD Business or

Stratex’s businesses, as the case may be; and (vi) Encumbrances that do not materially adversely effect the value or use of the encumbered Property.
      “Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Government Entity or other entity of any kind or nature.
      “Property” means any interest in any property or asset, whether real, personal or mixed, whether tangible or intangible, and any right, however arising, whether or not such interest or right would be reflected on a balance sheet prepared in accordance with GAAP.
      “Registered” means issued by, registered with, renewed by or the subject of a pending application before any Government Entity or Internet domain name registrar.
      “Related to the MCD Business” means, with respect to any matter or thing, that such matter or thing is primarily related to, or used primarily in connection with, the MCD Business as currently conducted.
      “Retained Subsidiaries” means all Subsidiaries of Harris other than the Contributed Subsidiaries.
      “SEC” means the United States Securities and Exchange Commission.
      “Securities Act” means the Securities Act of 1933.
      “Stratex Board” means, at any time, the Board of Directors of Stratex.
      “Stratex Common Stock” means the common stock, par value $0.01 per share, of Stratex.
      “Stratex Excluded Shares” means any shares of Stratex Common Stock owned by Stratex or any direct or indirect wholly owned Subsidiary of Stratex not held on behalf of third parties.
      “Stratex Material Adverse Effect” means (i) a material adverse effect on the results of operations, financial condition, cash flow, assets, liabilities or business of Stratex and its Subsidiaries, taken as a whole, and (ii) any effect that would prevent, materially delay or materially impair the ability of Stratex to consummate, or Newco to receive the benefits of, the Merger and the other transactions contemplated by this Agreement; provided, however, that notwithstanding the foregoing no such effect resulting from (i) events or conditions (including changes in economic, financial market, regulatory or political conditions) that generally affect participants in the industries in which Stratex and its Subsidiaries participate except to the extent that they adversely affect Stratex and its Subsidiaries (taken as a whole) disproportionately compared such other participants or (ii) any disruption of employee, customer, supplier or other similar relationships primarily as a result of the execution or announcement of this Agreement and the identity of Harris shall be considered a Stratex Material Adverse Effect for purposes of this Agreement.
      “SOX Act” means the Sarbanes-Oxley Act of 2002.
      “Subsidiary” means, with respect to any Person, (i) any corporation more than 50% of the outstanding Voting Power of which is owned, directly or indirectly, by such Person, any of its other Subsidiaries or any combination thereof or (ii) any Person other than a corporation in which such Person, any of its other Subsidiaries or any combination thereof has, directly or indirectly, majority economic ownership or the power to direct or cause the direction of the policies, management and affairs thereof; provided, however, that notwithstanding the foregoing neither Stratex, Newco nor any of their Subsidiaries shall be deemed to be a Subsidiary of Harris or any of its other Subsidiaries for purposes of this Agreement.
      “Tax” (including, with correlative meaning, the terms “Taxes”, and “Taxable”) includes all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and any other taxes, duties, escheat payments or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

      “Tax Return” means, collectively, all returns, declarations, reports estimates, information returns and statements required to be filed with any Government Entity under federal, state, local or any foreign Tax laws and any returns, forms or other documents required to be retained by either party in compliance with applicable Tax reporting and withholding.
      “Trade Secrets” has the meaning set forth in the “Intellectual Property” definition.
      “Trademarks” has the meaning set forth in the “Intellectual Property” definition.
      “Transfer Taxes” means all federal, state, local or foreign or other excise, sales, use, value added, transfer (including real property transfer or gains), stamp, documentary, filing, recordation and other similar Taxes and fees that may be imposed or assessed as a result of the Contribution Transaction and the Merger, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.
      “Voting Power” means, with respect to any Person, the total number of votes entitled to be cast generally in the election of the directors of such Person (or, if such Person is not a corporation, the individuals who perform a similar role for such Person) by all Voting Securities of such Person outstanding at such time.
      “Voting Securities” means, with respect to any Person, all securities of, or equity interests in, such Person which are entitled to vote generally in the election of the directors of such Person (or, if such Person is not a corporation, the individuals who perform a similar role for such Person).
      “WARN” means the Worker Adjustment and Retraining Notification Act and the California Worker Adjustment and Retraining Notification Act.
      “Warrants” means the outstanding warrants of Stratex to purchase an aggregate of shares of 2,581,780 Stratex Common Stock at an exercise price of $2.95 per share.
      1.2.     Additional Definitions. The following terms are defined in the Sections indicated:

Defined Term:	Section:

“Acquisition Proposal”	9.1(a)
“Aggregate Target Cash”	3.9(a)
“Agreement”	PREAMBLE
“Audited Financial Statements”	7.2(e)(ii)
“Bankruptcy and Equity Exception”	7.1(c)(i)
“Bankruptcy Code”	7.1(d)(iv)
“Bear Stearns”	7.1(c)(iii)
“Board Approval”	7.1(c)(ii)
“Board Recommendation”	7.1(c)(ii)
“Bylaws”	4.2
“Cash Contribution”	3.1(a)
“Cash Shortfall”	3.8(a)
“Cash Statement”	3.8(a)
“Certificate”	6.1(a)
“Certificate of Incorporation”	4.1
“Certificate of Merger”	3.4
“Change In Recommendation”	9.1(a)
“Class A Common Stock”	2.1
“Class A Merger Shares”	6.2(a)
“Class B Common Stock”	2.1
“Closing”	3.3

Defined Term:	Section:

“Closing Date”	3.3
“Code”	RECITALS
“Common Stock”	2.1
“Contributed Assets”	3.1(a)
“Contributed Insurance Proceeds”	3.1(a)(ix)
“Costs”	9.18(a)
“Covered Proposal”	11.2(b)
“CPA Firm”	3.8(c)
“Current Premium”	9.18(c)
“D&O Indemnified Parties”	9.18(a)
“D&O Insurance”	9.18(c)
“Effective Time”	3.4
“Excess Cash”	3.8(a)
“Exchange Agent”	6.2(a)
“Exchange Fund”	6.2(a)
“Excluded Assets”	3.1(b)
“Harris”	PREAMBLE
“Harris Audit Date”	7.2(e)
“Harris Certificate”	7.2(a)
“Harris Disclosure Letter”	7.2
“Harris ERISA Affiliate”	7.2(i)(iii)
“Harris Governing Documents”	7.2(b)(i)
“Harris Governing Instruments”	7.2(a)
“Harris Indemnified Persons”	12.2
“Harris IP Contracts”	7.2(m)(ii)(A)
“Harris IP Rights”	7.2(m)(ii)(B)
“Harris Material Contracts”	7.2(o)(ii)
“Harris MCD Budget”	8.2(c)
“Harris Objections”	3.8(b)
“Harris Reports”	7.2(e)(i)
“Harris Required Third Party Consents”	10.3(e)
“Harris Restructuring”	9.7
“Harris Stratex Networks, Inc.”	9.11(c)
“Harris Transactions”	7.2(c)(i)
“Indemnified Party”	12.4
“Indemnifying Party”	12.4
“Insiders”	9.12
“IRS”	7.1(i)(ii)
“Maximum Annual Premium”	9.18(c)
“MCD Employee Benefit Plans”	7.2(i)(i)
“MCD Employee ERISA Plans”	7.2(i)(ii)
“MCD Employee Pension Plan”	7.2(i)(ii)
“MCD Real Property”	7.2(k)(iv)
“Merger”	3.2

Defined Term:	Section:

“Merger Consideration”	6.1(a)
“Merger Sub”	PREAMBLE
“Merger Sub Stock”	2.3
“Morgan Stanley”	7.2(t)
“Multi-Employer Plan”	7.1(i)(ii)
“Newco”	PREAMBLE
“Newco Contribution Shares”	3.1(d)
“Newco Governing Instruments”	2.1
“Newco Governmental Authorizations”	3.1(b)(xiv)
“Newco Indemnified Persons”	12.3
“Order”	10.1(e)
“Original Formation Agreement”	RECITALS
“Original Formation Agreement Date”	RECITALS
“PBGC”	7.1(i)(iii)
“Preferred Stock”	2.1
“Proxy Statement/ Prospectus”	7.1(f)
“Qualifying Acquisition Proposal”	9.1(a)
“Registration Statement”	7.1(f)
“Representative”	9.1(a)
“Required Governmental Authorizations”	10.1(c)
“Revised Terms”	9.1(c)
“Rights Agreement”	7.1(b)
“Section 16 Information”	9.12
“Stratex”	PREAMBLE
“Stratex Audit Date”	7.1(e)(i)
“Stratex Award”	6.4(b)
“Stratex Benefit Plans”	7.1(i)(i)
“Stratex Budget”	8.1(c)
“Stratex Bylaws”	7.1(a)
“Stratex Certificate”	7.1(a)
“Stratex Disclosure Letter”	7.1
“Stratex ERISA Affiliate”	7.1(i)(iii)
“Stratex ERISA Plans”	7.1(i)(ii)
“Stratex Governing Instruments”	7.1(a)
“Stratex IP Contracts”	7.1(o)(ii)(A)
“Stratex IP Rights”	7.1(o)(ii)(B)
“Stratex Material Contracts”	7.1(q)(ii)
“Stratex Networks, Inc.”	4.1
“Stratex Option”	6.4(a)
“Stratex Pension Plan”	7.1(i)(ii)
“Stratex Preferred Stock”	7.1(b)
“Stratex Reports”	7.1(e)(i)
“Stratex Required Third Party Consents”	10.2(e)
“Stratex Requisite Vote”	7.1(c)(i)

Defined Term:	Section:

“Stratex Stock Plans”	7.1(b)
“Stratex Stockholders Meeting”	9.3(f)
“Stratex Transactions”	7.1(c)(i)
“Subsidiary Cash”	3.8(a)
“Superior Proposal”	9.1(a)
“Surviving Corporation”	3.2
“Tail Period”	11.2(b)
“Takeover Statute”	7.1(k)
“Target Cash”	3.9(a)
“Termination Date”	11.1(b)
“Termination Fee”	11.2(b)
“Third-Party IP Rights”	7.1(o)(ii)(B)
“Transactions”	2.1
“Transfer”	3.1(a)
“Voting Agreements”	RECITALS
“Voting Debt”	7.1(b)
“Warrant Agreement”	6.5
      1.3.     Defined Terms Generally. The definitions set forth or referred to above shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. All references herein to Articles, Sections, Exhibits and Schedules shall be deemed to be references to Articles and Sections of, and Exhibits and Schedules to, this Agreement unless the context shall otherwise require. Unless the context shall otherwise require, any reference to any contract, instrument, statute, rule or regulation is a reference to it as amended and supplemented from time to time (and, in the case of a statute, rule or regulation, to any successor provision). Any reference in this Agreement to a “day” or a number of “days” (without the explicit qualification of “Business”) shall be interpreted as a reference to a calendar day or number of calendar days.
ARTICLE II
Organization of Newco and Merger Sub and Related Corporate Actions
      2.1.     Organization of Newco. Harris has incorporated Newco as a new corporation under the laws of the State of Delaware for the sole purpose of effecting the Contribution Transaction, the Merger and the other transactions contemplated hereby (collectively, the “Transactions”). The certificate of incorporation of Newco is in the form of Exhibit 2 and the bylaws of Newco are in the form of Exhibit 3 (collectively, the “Newco Governing Instruments”). Pursuant to the Newco Governing Instruments, the authorized capital stock of Newco consists solely of shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), shares of Class B Common Stock, par value $0.01 per share (the “Class B Common Stock” and, collectively with the Class A Common Stock, the “Common Stock”), and shares of preferred stock, par value $0.01 per share (the “Preferred Stock”), the number of such shares to be reasonably determined by Harris and Stratex prior to the incorporation of Newco. Until the Effective Time, only one share of Newco Class B Common Stock shall be issued and outstanding (which is owned of record by Harris) and no shares of Class A Common Stock or Preferred Stock shall be issued or outstanding. The terms of the Class A Common Stock and the Class B Common Stock shall be substantially the same in all respects except that the holders of the Class B Common Stock shall have the additional right to vote separately as a class to elect the Harris Directors (as defined in Exhibit 2). If Harris transfers less than all of the Class B Common Stock to anyone other than an Affiliate of Harris, then the shares so transferred shall automatically and without any further action on the part of any Person convert into an equal number of shares of Class A Common Stock.
      2.2.     Directors and Officers of Newco. Immediately prior to the Effective Time, the directors and officers of Newco shall be appointed in accordance with Schedule J.
      2.3.     Organization of Merger Sub. Harris has caused Newco to incorporate Merger Sub as a new corporation under the laws of the State of Delaware for the sole purpose of effecting the Merger. The certificate of incorporation and bylaws of Merger Sub are in the forms attached hereto as Exhibit 4. Immediately prior to the Effective Time, the authorized capital stock of Merger Sub shall consist solely of 100 shares of common stock, par value $0.01 per share (the “Merger Sub Stock”) and all of such shares shall have been issued to Newco for $1.00.
ARTICLE III
The Contribution Transaction and Merger
      3.1.     The Contribution Transaction. (a)     Contributions. On the terms and subject to the conditions set forth in this Agreement, at the Closing Harris shall, or shall cause one or more of its Retained Subsidiaries to, contribute, convey, transfer, assign and deliver (collectively, “Transfer”) to Newco, and Newco shall accept from Harris or such Retained Subsidiaries the following Properties (collectively, the “Contributed Assets”) free and clear of all Encumbrances: (i) all the outstanding shares of capital stock of, or other equity interests in, the Contributed Subsidiaries, (ii) $32.1 million in cash less the Aggregate Target Cash (as so adjusted, the “Cash Contribution”) and (iii) all of the right, title and interest of Harris and its Retained Subsidiaries in and to all Properties of Harris and its Retained Subsidiaries as of the Closing Date which are Related to the MCD Business other than the Excluded Assets, including the following to the extent they exist as of the Closing Date and do not constitute Excluded Assets:
      (i) the Contributed Accounts Receivable;
      (ii) the Contributed Books and Records;
      (iii) the Contributed Contracts;
      (iv) the Contributed Fixtures and Equipment;
      (v) the Contributed Intellectual Property;
      (vi) the Contributed Inventory;
      (vii) the Contributed Leases;
      (viii) the Contributed Owned Real Property; and
      (ix) any insurance proceeds received by Harris or any of its Subsidiaries from claims made with respect of events or circumstances occurring between the date of the Original Formation Agreement and the Closing except to the extent that such proceeds were used on or prior to the Closing to replace or acquire Property Related to the MCD Business or to satisfy Liabilities that would have otherwise been Assumed Liabilities (collectively, the “Contributed Insurance Proceeds”).
      (b)     Excluded Assets. Notwithstanding anything to the contrary in this Agreement, Harris and its Retained Subsidiaries shall be entitled to retain or to receive from the Contributed Subsidiaries, whether prior to or after the Closing, all of the right, title and interest of Harris and its Subsidiaries in and to the following Properties as of the Closing Date and none of such Properties shall be deemed to be a Contributed Asset (collectively, the “Excluded Assets”):
      (i) all Properties of Harris and its Subsidiaries which are not Related to the MCD Business;
      (ii) all Harris Intercompany Liabilities;

      (iii) all Excluded Books and Records;
      (iv) all Excluded MCD Business Contracts;
      (v) all Intellectual Property of Harris and its Subsidiaries listed on Schedule K;
      (vi) (A) all leases and subleases of real property, fixtures or equipment from third parties by Harris and its Subsidiaries other than the Contributed Leases and (B) those leases and subleases listed on Schedule L;
      (vii) all Tax assets (including duty and tax refunds and prepayments) of Harris or any of its Retained Subsidiaries;
      (viii) all Tax Returns of Harris or any of its Retained Subsidiaries and all Tax Return workpapers related thereto, excepting Tax Returns and related workpapers relating primarily to the MCD Business or the Contributed Assets;
      (ix) all rights in connection with, and assets of, the MCD Employee Benefit Plans;
      (x) all insurance policies and rights thereunder other than those listed on Schedule M;
      (xi) all invoices, shipping documents, purchase orders and other preprinted business forms that have any Trademark thereon other than those included in the Contributed Intellectual Property;
      (xii) all cash and cash equivalents;
      (xiii) all insurance proceeds which Harris or any of its Subsidiaries have a right to receive unless such proceeds are Contributed Insurance Proceeds or are reflected in the Audited Financial Statements;
      (xiv) all Governmental Authorizations of Harris and its Subsidiaries which (A) are not transferable by their terms or may not be transferred without the consent, approval, authorization or waiver of the relevant Government Entity and (B) are not required by Newco and its Subsidiaries in order to be able to continue to conduct the MCD Business after the Closing in all material respects as currently conducted by Harris and its Subsidiaries (the “Newco Governmental Authorizations”);
      (xv) the Properties set forth on Schedule N; and
      (xvi) the equipment, machinery and other personal property set forth on Schedule R.
      (c)     Assumption of Liabilities. On the terms and subject to the conditions set forth herein, at the Closing Newco shall assume and agree to fully discharge or perform when due all the Assumed Liabilities. Other than the Assumed Liabilities, Newco shall not assume, pay, perform, be obligated to pay or perform, or otherwise be responsible for, any Liability of Harris or any of its Retained Subsidiaries.
      (d)     Issuance of Common Stock of Newco. On the terms and subject to the conditions set forth in this Agreement, at the Closing, Newco shall issue in the name of Harris or one of its Domestic Retained Subsidiaries the number of shares of Class B Common Stock which will equal 56% of the total number of shares of Common Stock which will be outstanding immediately after the Effective Time after giving effect to such issuance, the issuance of Class A Common Stock in the Merger and the conversions and changes contemplated by Section 6.4(a), Section 6.4(b) and Section 6.5 (and no other options, warrants or other rights to acquire Common Stock) determined on a fully diluted basis using the treasury stock method assuming a market price per share of Class A Common Stock equal to $20.80 (collectively, the “Newco Contribution Shares”).
      3.2.     The Merger. On the terms and subject to the conditions set forth in this Agreement, at the Effective Time Merger Sub shall be merged with and into Stratex (the “Merger”) and the separate corporate existence of Merger Sub shall thereupon cease. Stratex shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and the separate corporate existence of Stratex, with all its rights, privileges, powers and franchises, shall continue unaffected by the Merger. The Merger shall have the effects specified in the DGCL.

      3.3.     Closing. Unless otherwise agreed in writing by Harris and Stratex, the closing of the Contribution Transaction and the Merger (the “Closing”) shall take place at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York, on the fifth (5th) Business Day following the first day on which all of the conditions set forth in ARTICLE X are satisfied or waived in accordance with this Agreement (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other time, date or place as the parties hereto may mutually agree (the actual date of such Closing, the “Closing Date”). The Contribution Transaction and the Merger shall be consummated simultaneously and none of the steps taken to consummate either transaction shall be deemed to have been taken or completed until all such steps have been taken and completed.
      3.4.     Effective Time. Simultaneously with the consummation of the Contribution Transaction, Newco and Stratex will cause a Certificate of Merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The Merger and the Contribution Transaction shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the parties and specified in the Certificate of Merger (the “Effective Time”).
      3.5.     Deliveries by Newco Relating to the Contribution Transaction. At the Closing, Newco shall deliver to Harris the following:
      (a) a share certificate or certificates representing the Newco Contribution Shares registered in the name of Harris and/or one of its Retained Subsidiaries, as requested by Harris in writing at least two Business Days prior to the Closing;
      (b) such instruments of assumption and other documents as may be necessary or reasonably required to effect Newco’s assumption of the Assumed Liabilities and acceptance and acknowledgement of the Transfer to it of the Contributed Assets, in each case in form and substance reasonably acceptable to Harris and Stratex;
      (c) a counterpart of each Ancillary Agreement duly executed by Newco; and
      (d) such other customary instruments of Transfer, assumptions, filings or documents, as may be necessary or reasonably required to give effect to transactions contemplated by this Agreement.
      3.6.     Deliveries by Harris Relating to the Contribution Transaction. At the Closing, Harris shall deliver, or cause to be delivered, to Newco the following:
      (a) the Cash Contribution in U.S. dollars by wire transfer of immediately available funds to an account or accounts which have been designated by Newco at least two Business Days prior to the Closing Date;
      (b) such bills of sale or other appropriate documents of Transfer, as are necessary or reasonably required to Transfer to Newco the tangible personal property included in the Contributed Assets, in each case in form and substance reasonably acceptable to Stratex;
      (c) such assignments or other appropriate documents of Transfer as are necessary or reasonably required to Transfer the Contributed Intellectual Property to Newco, in each case in form and substance reasonably acceptable to Stratex;
      (d) such assignments or other appropriate documents of Transfer as are necessary or reasonably required to Transfer the Contributed Leases to Newco, in each case in form and substance reasonably acceptable to Stratex;
      (e) deeds for the Contributed Owned Real Property, in customary form for commercial transactions involving similar real properties and reasonably sufficient to enable Newco’s title insurance company to issue title insurance in respect of the Contributed Owned Real Property;

      (f) certificates for, or other evidences of ownership of, all of the outstanding shares of capital stock of, or other equity interests in, the Contributed Subsidiaries which shall be registered or otherwise issued in the name of Newco or any of its Subsidiaries, as requested by Newco at least two Business Days prior to the Closing Date;
      (g) the Contributed Books and Records;
      (h) such assignments and other documents of Transfer as may be necessary or reasonably required to Transfer to Newco all of the Contributed Assets not Transferred pursuant to the foregoing clauses;
      (i) in the case of Contributed Assets transferred by Harris, by a Domestic Retained Subsidiary, or by a Foreign Retained Subsidiary that has made a valid election under Section 897(i) of the Code, a duly executed certification complying with Treasury Regulations Section 1.144502(b)(2) that such transferor is not a foreign person; provided that, in determining the transferor of a Contributed Asset for purposes of this Section 3.6(i), the Person that has historically been treated as the owner of such Contributed Asset for federal income tax purposes shall be deemed to be the transferor;
      (j) a counterpart of each Ancillary Agreement duly executed by Harris;
      (k) reasonable evidence that all Required Governmental Authorizations required to be obtained or made by Harris or any of its Subsidiaries and all Harris Required Third Party Consents shall have been made or obtained;
      (l) the Consent Certificates; and
      (m) such other customary instruments of Transfer, assumptions, filings or documents, in form and substance reasonably satisfactory to Stratex, as may be necessary or reasonably required to give effect to the transactions contemplated by this Agreement.
      3.7.     Nonassignability of Assets. If the Closing proceeds without the Transfer of any Contributed Asset because Harris was not able to make or obtain any Governmental Authorization other than a Required Governmental Authorization or any consent, approval, authorization, license or waiver from a non-Government Entity other than a Harris Required Third Party Consent, then the parties shall cooperate with each other and use their commercially reasonable efforts to obtain such Governmental Authorization or consent, approval, authorization, license or waiver and effect such Transfer; provided, however, that the foregoing shall not be construed to require any party to pay any consideration therefor other than filing, recordation or similar fees which shall be paid by Newco. Until such Governmental Authorization or consent, approval, authorization, license or waiver is obtained, Newco and Harris shall enter into such arrangements (including subleasing, sublicensing or subcontracting) to provide to the parties hereto the economic (taking into account Tax costs and benefits) and operational equivalent, to the extent permitted, of effecting such Transfer. Harris shall hold in trust for and pay to Newco promptly upon receipt thereof, all income received by Harris or any of its Subsidiaries in connection with its use of the Contributed Assets not so Transferred (net of any Taxes), and Newco shall pay to Harris, promptly upon receipt of any invoice from Harris, all Losses incurred by Harris or any of its Subsidiaries in connection with such use.
      3.8.     Net Cash True-Up.
      (a) As soon as practicable but in no event later than 30 days following the Closing, Newco shall prepare, or cause to be prepared, and deliver to Harris a statement setting forth in reasonable detail the amount of any cash transferred to Newco on the Closing Date (the “Cash Statement”) other than the Cash Contribution (whether held in an account in the name of or for the benefit of a Contributed Subsidiary or otherwise) (the “Subsidiary Cash”) and the amount the Subsidiary Cash exceeds the Aggregate Target Cash (the “Excess Cash”) or is less than the Aggregate Target Cash (the “Cash Shortfall”). To the extent the Subsidiary Cash includes amounts in currencies other than U.S. dollars, such amounts shall be deemed to have been converted into U.S. dollars for the purpose of determining whether there is Excess Cash or a Cash Shortfall using the relevant exchange rate prevailing as of the Closing Date.

      (b) Harris shall complete its review of the Cash Statement within 15 days after the date on which it received the Cash Statement. If Harris does not agree with the Cash Statement prepared by Newco, then on or before the last day of such 15-day period Harris shall inform Newco in writing of its objections to the Cash Statement (collectively, the “Harris Objections”), setting forth such objections in reasonable detail and Harris’ proposed adjustments thereto. If no Harris Objections are received by Newco on or before the last day of such 15-day period, then the Excess Cash or Cash Shortfall reflected on the Cash Statement delivered by Newco pursuant to Section 3.8(a) shall be conclusive and binding on the parties. Newco shall have 15 days after the date on which it receives the Harris Objections to review and respond to the Harris Objections.
      (c) If Harris and Newco are unable to resolve all of their disagreements as to the amount of the Excess Cash or Cash Shortfall set forth in the Harris Objections within 15 days after the end of Newco’s 15-day review period, then each party may refer any remaining disagreements to an independent certified public accountant to be agreed upon in good faith by Harris and Newco (the “CPA Firm”) which shall determine in accordance with this Section 3.8, and only with respect to the remaining disagreements so submitted, whether and to what extent, if any, the Excess Cash or Cash Shortfall, requires adjustment. Harris and Newco shall instruct the CPA Firm to deliver its written determination to Harris and Newco no later than 15 days after the remaining disagreements with respect to the Harris Objections that are referred to the CPA Firm. The CPA Firm’s determination shall be conclusive and binding upon Harris and Newco and their Affiliates. The fees and disbursements of the CPA Firm shall be borne equally by Harris and Newco. Harris and Newco shall make readily available to the CPA Firm all relevant books and records relating to the Excess Cash, the Cash Shortfall, the Cash Statement and the Harris Objections and all other items reasonably requested by the CPA Firm in connection therewith.
      (d) No amounts shall be paid by any party in the event Harris and Newco determine that the Aggregate Target Cash equals the Subsidiary Amount. In the event there is Excess Cash, Newco shall have a liability to Harris equal to the amount of the Excess Cash, and Newco shall pay to Harris the Excess Cash together with interest thereon from and including the Closing Date to but excluding the payment date at the rate of 5% per annum, such payment to be made by wire transfer of immediately available funds in U.S. dollars to such account as Harris shall designate in writing to Newco no later than five Business Days after the date on which the Excess Cash is finally determined pursuant to this Section 3.8. In the event there is a Cash Shortfall, Harris shall have a liability to Newco equal to the amount of the Cash Shortfall, and Harris shall pay to Newco the Cash Shortfall together with interest thereon from and including the Closing Date to but excluding the payment date at the rate of 5% per annum, such payment to be made by wire transfer of immediately available funds in U.S. dollars to such account as Newco shall designate in writing to Harris no later than five Business Days after the date on which the Cash Shortfall is finally determined pursuant to this Section 3.8. Notwithstanding anything else contaend in this Section 3.8, no interest shall be due in respect of any liability, or portion thereof, owed by one party to the other pursuant to this Section 3.8 to the extent that such liability, or portion thereof, represents interest on funds originating in a location where it is unlawful to earn such interest.
      (e) Following any payment by either Harris or Newco pursuant to this Section 3.8, under no circumstance shall the sum of (i) the Cash Contribution, (ii) the Subsidiary Cash and (iii) the Cash Shortfall (treated as a positive number) or the Excess Cash (treated as a negative number), as the case may be, exceed $32.1 million.
      3.9.     Target Cash.
      (a) Prior to the Closing, Harris and Stratex shall agree in good faith the amount of cash (determined in the domestic currency of such Contributed Subsidiary) appropriate for the ordinary course operations of each Contributed Subsidiary (with respect to each Contributed Subsidiary, its “Target Cash”). The sum of the Target Cash for each Contributed Subsidiary is collectively referred to herein as the “Aggregate Target Cash”.
      (b) To the extent the Target Cash of a Contributed Subsidiary is denominated in a currency (or currencies) other than U.S. dollars, such amounts shall be deemed to have been converted into

U.S. dollars for the purpose of determining the Aggregate Target Cash and the Cash Contribution and using the relevant exchange rate prevailing as of the Closing Date.
ARTICLE IV
Certificate of Incorporation and Bylaws
of the Surviving Corporation
      4.1.     The Certificate of Incorporation. The certificate of incorporation of Stratex as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation (the “Certificate of Incorporation”), until duly amended as provided therein or by applicable Law; provided, however, that at the Effective Time the Certificate of Incorporation shall be amended so that it is identical to the certificate of incorporation of Merger Sub immediately prior to the Effective Time except that the name of the Surviving Corporation shall be “Stratex Networks, Inc.”
      4.2.     The Bylaws. The parties hereto shall take all actions necessary so that the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (the “Bylaws”), until thereafter amended as provided therein or by applicable Law.
ARTICLE V
Officers and Directors
of the Surviving Corporation
      5.1.     Directors. The directors of Merger Sub at the Effective Time shall be the directors of the Surviving Corporation from and after the Effective Time until their successors have been duly elected and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and the Bylaws.
      5.2.     Officers. The officers of Merger Sub at the Effective Time shall be the officers of the Surviving Corporation from and after the Effective Time until their successors have been duly elected and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and the Bylaws.
ARTICLE VI
Effect of the Merger on Capital Stock and Equity Awards;
Exchange of Certificates
      6.1.     Effect on Capital Stock of Stratex. At the Effective Time, as a result of the Merger and without any action on the part of Merger Sub, Stratex or any holder of any capital stock of Stratex:
      (a) Merger Consideration. Subject to Section 6.2(i), each share of Stratex Common Stock issued and outstanding at the Effective Time, other than Stratex Excluded Shares, shall be converted into one-fourth of a share of Class A Common Stock (the “Merger Consideration”). At the Effective Time, all shares of Stratex Common Stock (other than Stratex Excluded Shares) shall cease to be outstanding, shall be cancelled and retired and shall cease to exist, and each certificate which prior to the Effective Time represented any such shares of Stratex Common Stock (each, a “Certificate”) shall thereafter represent the shares of Class A Common Stock into which the shares of Stratex Common Stock which it formerly represented were converted by virtue of the Merger and the right, if any, to receive cash in lieu of fractional shares pursuant to Section 6.2(i) and dividends or other distributions with respect to the Class A Common Stock pursuant to the last sentence of Section 6.2(c) upon surrender of such Certificate in accordance with Section 6.2.
      (b) Cancellation of Stratex Excluded Shares. Each Stratex Excluded Share issued or outstanding as of the Effective Time shall be cancelled and retired and shall cease to exist without payment of any consideration therefor (except to the extent that such cancellation of any Stratex Excluded Shares held by Newco, Stratex or any of their respective direct or indirect wholly owned Subsidiaries would result in U.S. federal income tax to Newco, Stratex or any of such Subsidiaries, in which case such Stratex Excluded Shares shall not be considered “Stratex Excluded Shares” for any purpose under this Agreement).
      (c) Treatment of Merger Sub Common Stock. Each share of Merger Sub Stock issued and outstanding at the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and each certificate which previously represented any shares of Merger Sub Stock shall thereafter be deemed to represent the same number of shares of common stock of the Surviving Corporation.
      6.2.     Exchange of Certificates.
      (a) Exchange Agent. At the Effective Time, Newco shall deposit, or shall cause to be deposited, with an exchange agent selected by Harris with Stratex’s prior approval (such approval not to be unreasonably withheld or delayed) (the “Exchange Agent”), for the benefit of the holders of shares of Stratex Common Stock, one or more certificates representing the aggregate number of shares of Class A Common Stock issuable as Merger Consideration pursuant to the Merger (collectively, the “Class A Merger Shares”) and any cash payable in lieu of fractional shares pursuant to Section 6.2(i). In addition, from time to time after the Effective Time, Newco will deposit with the Exchange Agent any dividends or other distributions with respect to the Class A Merger Shares to be paid or issued pursuant to the last sentence of Section 6.2(c) upon due surrender of the Certificates (or affidavits of loss in lieu thereof as provided in Section 6.2(h)) pursuant to the provisions of this ARTICLE VI. The certificate(s) representing Class A Merger Shares, together with the amount of cash payable pursuant to Section 6.2(i) in lieu of fractional shares and dividends or other distributions deposited with the Exchange Agent pursuant to this Section 6.2(a), are referred to as the “Exchange Fund”.
      (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of a Certificate (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions acceptable to Harris) and (ii) instructions for effecting the surrender of the Certificates in exchange for certificates representing the same number of Class A Merger Shares and any cash payable in lieu of fractional shares pursuant to Section 6.2(i) and any dividends or other distributions to be paid or issued pursuant to the last sentence of Section 6.2(c). Upon surrender of a Certificate to the Exchange Agent with a duly executed copy of such letter of transmittal and compliance with all such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor (A) one or more certificates representing the number of Class A Merger Shares equal to one-fourth of the number of shares of Stratex Common Stock represented by such Certificate (rounded down to the next full number of such shares), (B) a check in the amount (after giving effect to any required tax withholdings as provided in Section 6.2(g)) of any cash payable in lieu of fractional shares pursuant to Section 6.2(i) plus any cash dividends and distributions such holder is entitled to receive upon such surrender pursuant to Section 6.2(c), and (C) any non-cash dividends or distributions such holder is entitled to receive upon such surrender, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. If the issuance of a certificate representing Class A Merger Shares or any dividends or distributions is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition precedent to such payment that (x) the Certificate so surrendered be properly endorsed or shall be otherwise in proper form for transfer and (y) the Person requesting such payment shall have established to the satisfaction of the Surviving Corporation that all transfer and other Taxes required by reason of the payment of the Merger Consideration and any dividends or distributions to a Person other than the registered holder of the surrendered Certificate have been paid or are not required to be paid.

      (c) Distributions with Respect to Unexchanged Shares; Voting. (i) All Class A Merger Shares shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Newco in respect of the Class A Common Stock with a record date at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all Class A Merger Shares. No such dividends or other distributions in respect of the Class A Merger Shares shall be paid to any holder of any unsurrendered Certificate until such Certificate is surrendered for exchange in accordance with this ARTICLE VI. Subject to the effect of applicable Laws, following surrender of any such Certificate, there shall be paid and/or issued to the holder of the Class A Merger Shares issued in exchange therefor, in each case without interest, (A) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time and a payment date prior to the date of such surrender with respect to such Class A Merger Shares and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such Class A Merger Shares with a record date after the Effective Time but with a payment or delivery date subsequent to surrender.
      (ii) At any meeting of Newco’s stockholders after the Effective Time, holders of unsurrendered Certificates shall be entitled to vote the number of shares of Class A Merger Shares represented by such Certificates, regardless of whether such holders have exchanged their Certificates.
      (d) Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of Stratex of the shares of Stratex Common Stock that were outstanding immediately prior to the Effective Time.
      (e) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof and certificates for any Class A Merger Shares) that remains unclaimed by the stockholders of Stratex for 180 days after the Effective Time shall be delivered to Newco. Any holder of Certificates who has not theretofore complied with this ARTICLE VI shall thereafter look only to Newco for delivery of the Merger Consideration and payments of dividends and distributions pursuant to this ARTICLE VI upon due surrender of their Certificates in each case without any interest thereon. Notwithstanding the foregoing, none of Newco, Harris, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any former holder of shares of Stratex Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.
      (f) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Newco, on a daily basis. Any interest and other income resulting from such investments shall be paid to Newco.
      (g) Withholding Rights. Each of the Surviving Corporation and Newco shall be entitled to deduct and withhold from any amounts otherwise payable or deliverable pursuant to this ARTICLE VI to any holder of Certificates such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of Tax Law. To the extent that amounts are so deducted and withheld by the Surviving Corporation or Newco, as the case may be, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holders of shares of Stratex Common Stock in respect of which such deduction and withholding was made.
      (h) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person (who is the record holder of such Certificate) claiming such Certificate to be lost, stolen or destroyed and, if required by Newco, the posting by such Person of a bond in customary amount and upon such terms as may be required by Newco as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate, a certificate representing the Class A Merger Shares and any dividends or other distributions that would be payable or deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed Certificate been surrendered.
      (i) Fractional Shares. Notwithstanding any other provision of this Agreement, no fractional share of Class A Common Stock will be issued and any holder of Stratex Common Stock that would be entitled to receive a fractional share of Class A Common Stock in the absence of this Section 6.2(i) shall be entitled to receive a cash payment in lieu thereof, which payment shall be calculated by the Exchange Agent and shall represent such holder’s proportionate interest in a share of Class A Common Stock assuming the price of such a share was equal to four (4) times the average of the closing prices per share of Stratex Common Stock on NASDAQ for the five (5) trading days ending on the last trading day prior to the Closing Date.
      6.3.     No Dissenters’ Rights. In accordance with Section 262 of the DGCL, no appraisal rights shall be available to holders of Stratex Common Stock in connection with the Merger or the other Transactions.
      6.4.     Treatment of Stratex Stock Plans.
      (a) Treatment of Options. At the Effective Time, each outstanding option to purchase shares of Stratex Common Stock (a “Stratex Option”) under the Stratex Stock Plans, whether vested or unvested, shall be converted into an option to acquire that number of shares of Class A Common Stock equal to one-fourth of the number of shares of Stratex Common Stock issuable upon exercise of such Stratex Option immediately prior to such conversion at an exercise price per share equal to four (4) times the exercise price per share of Stratex Common Stock immediately prior to such conversion; provided, however, that the exercise price and the number of shares of Class A Common Stock purchasable pursuant to the Stratex Options shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided, further, that in the case of any Stratex Option to which Section 422 of the Code applies, the exercise price and the number of shares of Class A Common Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. Except as specifically provided above, following the Effective Time, each Stratex Option shall continue to be governed by the same terms and conditions as were applicable under such Stratex Option immediately prior to the Effective Time.
      (b) Stratex Awards. At the Effective Time, each right of any kind, contingent or accrued, to acquire or receive shares of Stratex Common Stock or benefits measured by the value of shares of Stratex Common Stock and each award of any kind consisting of shares of Stratex Common Stock that may be held, awarded, outstanding, payable or reserved for issuance under the Stratex Stock Plans and any other Stratex Benefits Plan, in each case other than Stratex Options (each, a “Stratex Award”), shall be converted into the right to acquire, or the right to receive benefits measured by the value of, the number of shares of Class A Common Stock equal to one-fourth of the number of shares of Stratex Common Stock underlying such Stratex Award (rounded down to the nearest whole number) immediately prior to such conversion, and if such Stratex Award determines such rights by reference to the extent the value of the shares of Stratex Common Stock exceed a specified reference price, at a reference price per share of Class A Common Stock (rounded up to the nearest whole cent) equal to four (4) times the reference price per share of Stratex Common Stock. Except as specifically provided above, following the Effective Time, each Stratex Award shall otherwise be subject to the same terms and conditions as were applicable to the rights under the relevant Stratex Stock Plan or other Stratex Benefit Plan immediately prior to the Effective Time.
      (c) Registration. If, in connection with the satisfaction of the obligations set forth in Section 6.4(a) and Section 6.4(b), registration of any interests in the Stratex Stock Plans or other Stratex Benefit Plans or the shares of Class A Common Stock issuable pursuant to Section 6.4(a) or Section 6.4(b) is required under the Securities Act, Newco shall file with the SEC as promptly as practicable after the Effective Time a registration statement on Form S-8 with respect to such interests or Class A Common Stock, and shall use its reasonable best efforts to maintain the effectiveness of such registration statement for so long as the Stratex Stock Plans or other Stratex Benefit Plans, as applicable, remain in effect and such registration of interests therein or the shares of Class A Common Stock issuable thereunder continues to be required. As soon as practicable after the registration of such interests or shares, as applicable, Newco shall deliver to the holders of Stratex Options and Stratex Awards appropriate notices setting forth such holders’ rights pursuant to the respective Stratex Stock Plans and agreements evidencing the grants of such

Stratex Options and Stratex Awards, and stating that such Stratex Options and Stratex Awards and agreements have been assumed by Newco and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 6.4(c) after giving effect to the Merger and the terms of the Stratex Stock Plans).
      (d) Corporate Actions. At or prior to the Effective Time, (i) Stratex, the Stratex Board and the compensation committee of the Stratex Board, as applicable, shall adopt all resolutions and take all actions which are necessary to implement the provisions of Section 6.4(a) and Section 6.4(b) and (ii) Newco shall take all actions which are necessary to assume and perform the Stratex Options and Stratex Awards converted pursuant to Section 6.4(a) and Section 6.4(b) including the reservation, issuance (subject to Section 6.4(c)) and listing of Class A Common Stock as necessary to effect the transactions contemplated by this Section 6.4. Stratex shall take all actions necessary to ensure that from and after the Effective Time neither Newco nor the Surviving Corporation will be required to deliver shares of Stratex Common Stock or other capital stock of Stratex to any Person pursuant to or in settlement of Stratex Options or Stratex Awards.
      6.5.     Treatment of Warrants. At the Effective Time, pursuant to the terms and subject to the conditions contained in the Purchase Agreement, dated as of September 21, 2004 (the “Warrant Agreement”), between Stratex and those Persons identified on Schedule I to the Warrant Agreement, each Warrant shall automatically become exercisable for that number of shares of Class A Common Stock equal to one-fourth of the number of shares of Stratex Common Stock issuable upon exercise of such Warrant immediately prior to the Effective Time at an exercise price per share of Class A Common Stock equal to four (4) times the exercise price of such Warrant per share of Stratex Common Stock immediately prior to the Effective Time. Concurrently with the Effective Time, Newco shall assume the obligation to deliver shares of Class A Common Stock to those Persons who are the record holders of the Warrants by entering into the Warrant Assumption Agreement, to be dated as of the Closing Date, in the form attached hereto as Exhibit 12 providing for certain adjustments to the Warrants as specified in, and as required by, the Warrant Agreement.
ARTICLE VII
Representations and Warranties
      7.1.     Representations and Warranties of Stratex. Except as set forth in the disclosure letter (subject to Section 13.11(c)) dated as of the Original Formation Agreement Date and delivered to Harris by Stratex prior to entering into the Original Formation Agreement and identified as such (the “Stratex Disclosure Letter”), Stratex hereby represents and warrants to Harris on the Original Formation Agreement Date that:
      (a) Organization, Good Standing and Qualification. Each of Stratex and each of its Subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States) and has all requisite corporate or other legal entity power and authority to own and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where such ownership, operation or conduct requires such qualification (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States), except for any such failures to be so organized, qualified or in good standing or to have such power or authority that, individually or in the aggregate, would not reasonably be expected to result in a Stratex Material Adverse Effect. Stratex has made available to Harris a complete and correct copy of the certificate of incorporation and bylaws (or other comparable governing instruments) of Stratex and each of its Subsidiaries, each as amended to the date of the Original Formation Agreement, and each certificate of incorporation or bylaws (or other comparable governing instruments) so delivered is in full force and effect. Stratex is in compliance with the terms of its certificate of incorporation as amended through the date of the Original Formation Agreement (the “Stratex Certificate”) and its bylaws as amended through the date of the Original Formation Agreement (the “Stratex Bylaws” and, collectively with the Stratex Certificate, the “Stratex Governing Instruments”).
      (b) Capital Structure. The authorized capital stock of Stratex consists solely of 150,000,000 shares of Stratex Common Stock, of which 97,690,241 shares were issued and outstanding as of the close of business on September 1, 2006, and 5,000,000 shares of preferred stock of Stratex, par value $0.01 per share (“Stratex Preferred Stock”), of which no shares were issued or outstanding as of the date of the Original Formation Agreement. Since September 1, 2006, Stratex has not issued any shares of Stratex Common Stock. All of the outstanding shares of Stratex Common Stock have been duly authorized and validly issued and are fully paid and nonassessable. Stratex has no shares of Stratex Common Stock or Stratex Preferred Stock reserved for issuance other than (i) 15,530,000 shares of Stratex Common Stock reserved for issuance pursuant to those plans of Stratex identified in Section 7.1(b) of the Stratex Disclosure Letter (the “Stratex Stock Plans”), (ii) 200,000 shares of Stratex Preferred Stock reserved for issuance pursuant to the Amended and Restated Rights Agreement, dated as of November 3, 1998 (the “Rights Agreement”) between Stratex and Mellon Shareholder Services, LLC (formerly ChaseMellon Shareholder Services, LLC), and (iii) 2,581,780 shares of Stratex Common Stock reserved for issuance upon the exercise of warrants for shares of Stratex Common Stock with an exercise price of $2.95 per share. The Rights Agreement has expired and no longer has any legal force or effect, and Stratex has not entered into or adopted or implemented any other shareholder rights or similar plan. Section 7.1(b) of the Stratex Disclosure Letter contains a correct and complete list of each outstanding option, restricted stock grant or other right under the Stratex Stock Plans, including the holder, date of grant, term, number of shares of Stratex Common Stock and, where applicable, exercise price and vesting schedule, as well as whether the vesting will be accelerated by the execution of this Agreement or consummation of the Transactions or by termination of employment or change of position following consummation of the Merger. Each of the outstanding shares of capital stock of, or other equity interest in, each of Stratex’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and is owned by Stratex or by a direct or indirect wholly owned Subsidiary of Stratex, free and clear of any Encumbrance. Except as described above in this Section 7.1(b), there are no preemptive or other options, warrants, rights, conversion rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, redemption rights, repurchase rights, calls, stock-based performance units, commitments, Contracts, agreements, arrangements or undertakings of any kind to which Stratex or any of its Subsidiaries is a party or by which any of them is bound (i) obligating Stratex or any such Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, shares of capital stock or other equity interests in, or any security convertible into, or exercisable or exchangeable for, any capital stock of or other equity interest in, Stratex or any of its Subsidiaries or any Voting Debt, (ii) obligating Stratex or any such Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking or (iii) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights occurring to holders of shares of capital stock of, or other equity interests in, or any security convertible into, or exercisable or exchangeable for, any capital stock of, or other equity interest in, Stratex or any of its Subsidiaries or any Voting Debt, and no such obligations, instruments or securities are authorized, issued or outstanding. There are no voting trusts or other arrangements or understandings to which Stratex or any of its Subsidiaries is a party with respect to the voting, the dividend rights or disposition of any capital stock of, or other equity interest in, Stratex or any of its Subsidiaries. Stratex does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or are convertible into or exercisable for securities having the right to vote) with the stockholders of Stratex on any matter (“Voting Debt”). Each Stratex Option (i) was granted in compliance with all applicable Laws and all of the terms and conditions of the Stratex Stock Plan pursuant to which it was issued, (ii) has an exercise price per share of Stratex Common Stock equal to or greater than the fair market value of a share of Stratex Common Stock on the date of such grant, (iii) has a grant date identical to the date on which the Stratex Board or its compensation committee actually awarded such Stratex Option and (iv) qualifies for the tax and accounting treatment afforded to such Stratex Option in Stratex’s tax returns and the financial statements included in the Stratex Reports, respectively. Stratex does not own, directly or indirectly, any voting interest that may require a filing by Newco, Harris or any of their Subsidiaries under the HSR Act. Exhibit 21.1 to Stratex’s Annual Report on Form 10-K for the fiscal year ended March 31, 2006, sets forth all of the Subsidiaries of Stratex as of the date of the Original Formation Agreement.
      (c) Corporate Authority; Approval and Fairness. (i) Stratex has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the other Transactions to which it is a party (collectively, the “Stratex Transactions”), in each case subject only to adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Stratex Common Stock (the “Stratex Requisite Vote”). This Agreement is a valid and legally binding obligation of Stratex enforceable against Stratex in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).
      (ii) At a meeting duly called and held prior to execution of this Agreement, the Stratex Board unanimously adopted resolutions (A) approving, adopting and declaring advisable this Agreement and the Transactions and determining that the terms of the Transactions are fair to, and in the best interests of, Stratex and the holders of Stratex Common Stock (collectively, the “Board Approval”) and (B) recommending that the holders of Stratex Common Stock vote to adopt this Agreement (the “Board Recommendation”). Such resolutions are sufficient to cause Section 203 of the DGCL not to apply to any of Harris, Newco or Merger Sub with respect to any of the Transactions or any other transaction following the Closing.
      (iii) The Stratex Board has received the written opinion of its financial advisor, Bear, Stearns & Co. Inc. (“Bear Stearns”), dated as of the date of the Original Formation Agreement, to the effect that, on the basis of and subject to the matters set forth therein and assuming the simultaneous consummation of the Contribution Transaction, as of such date the exchange of one share of Class A Common Stock for four (4) outstanding shares of Stratex Common Stock in the Merger is fair, from a financial point of view, to the holders of Stratex Common Stock. A signed copy of such opinion has been delivered to Harris.
      (d) Governmental Filings; No Violations; Consents; and Approvals.
      (i) Other than the filings or notices (A) pursuant to Section 2.1, Section 2.3 and Section 3.4, (B) required under the HSR Act or (C) required to be made under the Exchange Act or with NASDAQ, no Governmental Authorizations are required to be obtained or made by Stratex or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by Stratex or the consummation by Stratex of the Stratex Transactions.
      (ii) The execution, delivery and performance by Stratex of this Agreement do not, and the consummation by Stratex of the Stratex Transactions do not and will not, constitute or result in (A) a breach or violation of, or a default under, the Stratex Governing Documents or the comparable governing instruments of any of its Subsidiaries, (B) a breach or violation of, a termination (or right of termination) or a default under or the acceleration of any obligations or the creation of any Encumbrance on the assets of Stratex or any of its Subsidiaries (with or without notice, lapse of time or both) pursuant to, any Contract binding upon Stratex or any of its Subsidiaries or, assuming that the necessary consents, approvals and filings referred to in clauses (A) through (C) of Section 7.1(d)(i) are duly obtained and/or made, any Laws, Governmental Authorizations or non governmental permit or license to which Stratex or any of its Subsidiaries is subject or (C) any change in the rights or obligations of any party under any such Contracts, Governmental Authorizations, permits or licenses, except, in the case of the foregoing clauses (B) or (C) only, for any breach, violation, termination, default, acceleration, change or creation that, individually or in the aggregate, would not reasonably be expected to result in a Stratex Material Adverse Effect. Section 7.1(d) of the Stratex Disclosure Letter sets forth a correct and complete list of Stratex Material Contracts pursuant to which consents or waivers are or may be required prior to consummation of the Transactions (whether or not subject to the exception set forth with respect to clauses (B) and (C) above).

      (iii) Without limiting the generality of clause (ii) above, neither the execution, delivery or performance of this Agreement by Stratex nor the consummation by Stratex of the Stratex Transactions will require the receipt of any consent pursuant to, or give rise to any right of termination under, any of the Stratex Material Contracts except for any such consents and any such termination rights which, individually or in the aggregate, would not reasonably be expected to have a Stratex Material Adverse Effect if not obtained (in the case of such consents) or if exercised (in the case of such termination rights).
      (iv) Section 7.1(d) of the Stratex Disclosure Letter sets forth a correct and complete list of all material claims held by Stratex or any of its Subsidiaries, as creditors or claimants, with respect to debtors or debtors-in-possession subject to proceedings under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”), together with a correct and complete list of all orders entered by the applicable United States Bankruptcy Court with respect to each such proceeding. None of such orders, individually or in the aggregate, would reasonably be expected to result in a Stratex Material Adverse Effect.
      (e) Stratex Reports; Financial Statements. (i) Stratex has made available to Harris each registration statement, report, form, proxy or information statement or other document filed or furnished by Stratex or any of its Subsidiaries with or to the SEC since March 31, 2006 (the “Stratex Audit Date”), including Stratex’s Annual Report on Form 10-K for the year ended March 31, 2006, each in the form (including exhibits, annexes and any amendments thereto) filed with the SEC (collectively with each other, any such registration statements, reports, forms, proxy or information statements or other documents so filed or furnished subsequent to the date of the Original Formation Agreement and any amendments to any of the foregoing, the “Stratex Reports”). Stratex and its Subsidiaries have filed or furnished, as applicable, with or to the SEC all registration statements, reports, forms, proxy or information statements and other documents required to be so filed or furnished by them pursuant to applicable securities statutes, regulations, policies and rules since the Stratex Audit Date. Each of the Stratex Reports, at the time first filed with or furnished to the SEC, complied or will comply (as applicable) in all material respects with the applicable requirements of the Securities Act and Exchange Act and the rules and regulations thereunder and complied in all material respects with the then applicable accounting standards. As of their respective dates, the Stratex Reports did not, and any Stratex Reports filed with the SEC subsequent to the date of the Original Formation Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. The Stratex Reports included or will include all certificates required to be included therein pursuant to Sections 302 and 906 of the SOX Act, and the internal control report and attestation of Stratex’s outside auditors required by Section 404 of the SOX Act.
      (ii) Each of the consolidated balance sheets included in or incorporated by reference into the Stratex Reports (including the related notes and schedules) fairly presents or, in the case of Stratex Reports filed or furnished after the date of the Original Formation Agreement, will fairly present, in all material respects, the consolidated financial position of Stratex and its consolidated Subsidiaries as of its date and each of the consolidated statements of income, stockholders’ equity and cash flows included in or incorporated by reference into the Stratex Reports (including any related notes and schedules) fairly presents or, in the case of Stratex Reports filed or furnished after the date of the Original Formation Agreement, will fairly present, in all material respects, the consolidated results of operations, stockholders’ equity and cash flows, respectively, of Stratex and its consolidated subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein.
      (iii) Stratex is in compliance in all material respects with the applicable provisions of the SOX Act and the applicable listing and corporate governance rules and regulations of NASDAQ.
      (iv) The management of Stratex has (A) designed and implemented disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) which management reasonably believes will ensure that material information relating to Stratex, including its consolidated subsidiaries, is made known to the management of Stratex by others within those entities and (B) has disclosed, based on its most recent evaluation, to Stratex’s outside auditors and the audit committee of the Stratex Board (1) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Stratex’s ability to record, process, summarize and report financial data and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in Stratex’s internal controls over financial reporting. Stratex has made available to Harris a summary of any such disclosure made by management since March 31, 2004. Since the Stratex Audit Date, any material change in internal controls over financial reporting required to be disclosed in any Stratex Report has been so disclosed.
      (v) Since the date of their last certification filed with the SEC, neither the chief executive officer nor the chief financial officer of Stratex has become aware of any fact, circumstance or change that is or is reasonably likely to result in a “significant deficiency” or a “material weakness” in Stratex’s internal controls over financial reporting, other than as disclosed in the Stratex Reports filed prior to the date of the Original Formation Agreement.
      (vi) Since March 31, 2003, (A) neither Stratex nor any of its Subsidiaries nor, to the Knowledge of Stratex, any director, officer, employee, auditor, accountant or representative of Stratex or any of its Subsidiaries, has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Stratex or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Stratex or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (B) no attorney representing Stratex or any of its Subsidiaries, whether or not employed by Stratex or any of its Subsidiaries, has reported evidence of a material violation of the securities Laws, breach of fiduciary duty or similar violation by Stratex or any of its officers, directors, employees or agents to the Stratex Board or any committee thereof or, to the Knowledge of any officer of Stratex, to any director or officer of Stratex.
      (vii) Since March 31, 2004, each registration statement of Stratex (including exhibits, annexes and any amendments or supplements thereto) filed with the SEC pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein not misleading.
      (f) Information Supplied. None of the information supplied or to be supplied by Stratex for inclusion or incorporation by reference in the registration statement on Form S-4 of Newco (together with any amendments or supplements thereto, the “Registration Statement”), pursuant to which the shares of Class A Common Stock issuable in connection with the Merger will be registered with the SEC pursuant to the Securities Act, or the proxy statement/ prospectus (together with any amendments or supplements thereto, the “Proxy Statement/ Prospectus”) included in the Registration Statement which is to be sent to the stockholders of Stratex in connection with the Stratex Stockholder Meeting shall (i) in the case of the Registration Statement, at the time it is filed with the SEC or at the time it is declared effective by the SEC, or becomes effective, or (ii) in the case of the Proxy Statement, at the time it is mailed to the stockholders of Stratex or at the time of the Stratex Stockholder Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading (in the case of the Proxy Statement/ Prospectus only, in light of the circumstances under which they are made).
      (g) Absence of Certain Changes. Since the Stratex Audit Date, Stratex and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than in accordance with, the ordinary course of such businesses. Since the Stratex Audit Date and on or prior to the date of the Original Formation Agreement, there has not been any event, occurrence, discovery or development that, individually or in the aggregate, has had or would reasonably be expected to have a

Stratex Material Adverse Effect. On or after the Stratex Audit Date and on or prior to the date of the Original Formation Agreement, none of the actions or events described in clauses (a) through (w) of Section 8.1 has been taken or has occurred.
      (h)     Litigation and Liabilities. (i) There are no civil, criminal or administrative actions, suits, demands, claims, hearings, litigations, arbitrations, investigations or other proceedings pending or, to the Knowledge of Stratex, threatened against Stratex or any of its Subsidiaries or Affiliates by, before or with any Government Entity or any other Person. None of Stratex or any of its Subsidiaries or Affiliates is a party to, or subject to the provisions of, any judgment, order, writ, injunction, decree or award of any Government Entity.
      (ii) There are no liabilities or obligations of Stratex or any Subsidiary of Stratex, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, or any other facts or circumstances that would reasonably be expected to result in any obligations or liabilities of, Stratex or any of its Subsidiaries, other than those:

(A) reflected on the consolidated balance sheet of Stratex or readily apparent in the notes thereto, in each case included in Stratex’s annual report on Form 10-K for the period ended March 31, 2006 (but only to the extent so reflected or readily apparent);

(B) incurred in the ordinary course of business since March 31, 2006;

(C) required to be performed after the date of the Original Formation Agreement pursuant to the terms of the Contracts listed in Section 7.1(d) of the Stratex Disclosure Letter or applicable Law; or

(D) that, individually or in the aggregate, have not had since the Stratex Audit Date, and would not reasonably be expected to result in, a Stratex Material Adverse Effect.
      (i)     Employee Benefits.
      (i) All benefit and compensation plans, contracts, policies or arrangements covering current or former employees of Stratex or any of its Subsidiaries and current or former directors of Stratex or any of its Subsidiaries, including any “employee benefit plans” within the meaning of Section 3(3) of ERISA, and any deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive, bonus, workers’ compensation, short term disability, vacation and severance plans and all employment, severance and change in control agreements, and all amendments thereto (the “Stratex Benefit Plans”) are listed in Section 7.1(i)(i) of the Stratex Disclosure Letter, and each Stratex Benefit Plan which is intended to be qualified under Section 401(a) of the Code, including any master or prototype plan, has been separately identified. True and complete copies of all Stratex Benefit Plans listed in Section 7.1(i)(i) of the Stratex Disclosure Letter, including any trust instruments, insurance contracts and, with respect to any employee stock ownership plan, loan agreements forming a part of any Stratex Benefit Plans, and all amendments thereto have been provided or made available to Harris.
      (ii) No Stratex Benefit Plan is a “multi-employer plan” within the meaning of Section 3(37) of ERISA (a “Multi-Employer Plan”). All Stratex Benefit Plans are in substantial compliance with ERISA, the Code and other applicable Laws. Each Stratex Benefit Plan which is subject to ERISA (the “Stratex ERISA Plans”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Stratex Pension Plan”) and that is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the Internal Revenue Service (“IRS”) for all Tax Law changes prior to the Economic Growth and Tax Relief Reconciliation Act of 2001 or has applied to the IRS for such favorable determination letter within the applicable remedial amendment period under Section 401(b) of the Code, and Stratex is not aware of any circumstances likely to result in the loss of the qualification of such Stratex Pension Plan under Section 401(a) of the Code. Any voluntary employees’ beneficiary association within the meaning of Section 501(c)(9) of the Code which provides benefits under a Stratex Benefit Plan has (A) received an opinion letter from the IRS recognizing its exempt status under Section 501(c)(9) of the Code and (B) filed a timely notice with the IRS pursuant to Section 505(c) of the Code, and Stratex is not aware of circumstances likely to result in the loss of such exempt status under Section 501(c)(9) of the Code. Neither Stratex nor any of its Subsidiaries has engaged in a transaction with respect to any Stratex ERISA Plan that, assuming the Taxable period of such transaction expired as of the date of the Original Formation Agreement, would subject Stratex or any Subsidiary to a Tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount that would be material. Neither Stratex nor any of its Subsidiaries has incurred or reasonably expects to incur a Tax or penalty imposed by Section 4980F of the Code or Section 502 of ERISA or any Liability under Section 4071 of ERISA.
      (iii) No Liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by Stratex or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with Stratex under Section 4001 of ERISA or Section 414 of the Code (a “Stratex ERISA Affiliate”). No notice of a “reportable event”, within the meaning of Section 4043 of ERISA for which the 30 day reporting requirement has not been waived or extended, other than pursuant to Pension Benefit Guaranty Corporation (“PBGC”) Reg. Section 4043.66, has been required to be filed for any Stratex Pension Plan or by any Stratex ERISA Affiliate within the 12 month period ending on the date of the Original Merger Agreement or will be required to be filed in connection with the transactions contemplated by this Agreement. No notices have been required to be sent to participants and beneficiaries or the PBGC under Section 302 or 4011 of ERISA or Section 412 of the Code.
      (iv) All contributions required to be made under each Stratex Benefit Plan, as of the date of the Original Formation Agreement, have been timely made and all obligations in respect of each Stratex Benefit Plan have been properly accrued and reflected in the most recent consolidated balance sheet filed or incorporated by reference in the Stratex Reports prior to the date of the Original Formation Agreement. Neither any Stratex Pension Plan nor any single-employer plan of a Stratex ERISA Affiliate has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and neither Stratex nor any Stratex ERISA Affiliate has an outstanding funding waiver. It is not reasonably anticipated that required minimum contributions to any Stratex Pension Plan under Section 412 of the Code will be materially increased by application of Section 412(l) of the Code. Neither Stratex nor any of its Subsidiaries has provided, or is required to provide, security to any Stratex Pension Plan or to any single-employer plan of a Stratex ERISA Affiliate pursuant to Section 401(a)(29) of the Code.
      (v) Under each Stratex Pension Plan which is a single-employer plan, as of the last day of the most recent plan year ended prior to the date of the Original Formation Agreement, the actuarially determined present value of all “benefit liabilities”, within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in such Stratex Pension Plan’s most recent actuarial valuation), did not exceed the then current value of the assets of such Stratex Pension Plan, and there has been no material change in the financial condition of such Stratex Pension Plan since the last day of the most recent plan year.
      (vi) Neither Stratex nor any of its Subsidiaries has any obligations for retiree health and life benefits under any Stratex Benefit Plan or collective bargaining agreement. Stratex or its Subsidiaries may amend or terminate any Stratex Benefit Plan providing retiree health or life benefits at any time without incurring any Liability thereunder other than in respect of claims incurred prior to such amendment or termination.
      (vii) There has been no amendment to, or announcement by Stratex or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Stratex Benefit Plan which would increase materially the expense of maintaining such Stratex Benefit Plan above the level of the expense incurred therefor for the most recent fiscal year. Neither the execution of this Agreement, stockholder adoption of this Agreement nor the consummation of the Transactions will (A) entitle any employees of Stratex or any of its Subsidiaries to severance pay or benefits or any increase in severance pay or benefits upon any termination of employment after the date of the Original Formation Agreement, (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other obligation pursuant to, any of the Stratex Benefit Plans, (C) limit or restrict the right of Stratex or, after the consummation of the Transactions, Newco to merge, amend or terminate any of the Stratex Benefit Plans or (D) result in payments under any of the Stratex Benefit Plans which would not be deductible under Section 162(m) or Section 280G of the Code. None of Stratex or any of its Subsidiaries has entered into any contract, agreement or arrangement with any officer or director of Stratex or any of its Subsidiaries in connection with or in contemplation of any of the Transactions.
      (viii) There are no outstanding loans to any employee of Stratex from Stratex or any of its Subsidiaries other than claims any such employee may have under a Stratex Benefit Plan covering such employee of Stratex. As of the date of the Original Formation Agreement, there is no pending, or the Knowledge of Stratex, threatened investigations or other proceedings by or with any Government Entity or litigation relating to the Stratex Benefit Plans.
      (j)     Compliance with Laws and Regulations; Governmental Authorizations. The businesses of each of Stratex and each of its Subsidiaries have not been, and are not being, conducted in material violation of any applicable Law. To the Knowledge of Stratex, no material change is required in Stratex’s or any of its Subsidiaries’ processes, properties or procedures for them to continue to comply with such Laws, and Stratex has not received any notice or communication of any material noncompliance with any such Laws that has not been cured as of the date of the Original Formation Agreement. Stratex and each of its Subsidiaries have obtained and are in substantial compliance with all material Governmental Authorizations required or necessary for the conduct of their businesses and the use of their properties and assets as presently conducted and used, and neither Stratex nor any of its Subsidiaries has received written notice from any Government Entity of any material noncompliance with any such Governmental Authorizations that has not been cured as of the date of the Original Formation Agreement.
      (k) Takeover Statutes. The Stratex Board has taken (and not revoked) all action necessary to ensure that Section 203 of the DGCL will not impose any additional procedural, voting, approval, fairness or other restrictions on the timely consummation of the Transactions or restrict, impair or delay the ability of (i) Newco or Merger Sub to engage in any of the Transactions with Stratex, (ii) Newco to engage in any of the Transactions with Harris, (iii) Newco or Merger Sub to vote or otherwise exercise all rights as a stockholder of Stratex or (iv) Harris to vote or otherwise exercise all rights as a stockholder of Newco or (v) Harris to exercise or enforce any rights under any of the Ancillary Agreements. No “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in Stratex’s certificate of incorporation or bylaws is applicable to the shares of Stratex Common Stock or the Transactions.
      (l) Affiliate Transactions. There are no loans, leases or other continuing transactions between Stratex or any of its Subsidiaries and any present or former stockholder, director or officer thereof or any member of such officer’s, director’s or stockholder’s family, or any Person controlled (within the meaning of such term in Rule 12b-2 under the Exchange Act) by such executive officer, director or stockholder or his or her family that are not disclosed pursuant to Item 404 of SEC Regulation S-K in the Stratex Reports.
      (m) Environmental Matters. Except as would not reasonably be expected to result in a Stratex Material Adverse Effect:
      (i) to the Knowledge of Stratex, Stratex and its Subsidiaries have materially complied at all times with all applicable Environmental Laws;
      (ii) to the Knowledge of Stratex, no property currently owned, leased or operated by Stratex or any of its Subsidiaries (including soils, groundwater, surface water, buildings or other structures) is contaminated with any Hazardous Substance in a manner that has given or could reasonably be expected to give rise to any Environmental Liability;

      (iii) to the Knowledge of Stratex, no property formerly owned, leased or operated by Stratex or any of its Subsidiaries was contaminated with any Hazardous Substance during or prior to such period of ownership, leasehold or operation in a manner that has given or could reasonably be expected to give rise to any Environmental Liability;
      (iv) to the Knowledge of Stratex, neither Stratex nor any of its Subsidiaries has incurred any Environmental Liabilities concerning any third party property;
      (v) neither Stratex nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that Stratex or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law;
      (vi) neither Stratex nor any of its Subsidiaries is subject to any order, decree, injunction or agreement with any Government Entity, or any indemnity or other agreement with any third party, concerning liability or obligations relating to any Environmental Law or otherwise relating to any Hazardous Substance;
      (vii) to the Knowledge of Stratex, there are no other circumstances or conditions involving Stratex or any of its Subsidiaries that could reasonably be expected to result in any Environmental Liability; and
      (viii) Stratex has delivered to Harris or made available copies of all environmental reports, studies, assessments and sampling data in its possession relating to Stratex, its Subsidiaries or their current or former properties or operations.
      (n) Taxes. Stratex and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects; (ii) have paid all Taxes that are shown as due on such filed Tax Returns or that Stratex or any of its Subsidiaries are obligated to collect or withhold from amounts owing to or payable from any employee, creditor or third party, except with respect to matters contested in good faith; and (iii) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. As of the date of the Original Formation Agreement, there are not pending or, to the Knowledge of Stratex, threatened in writing, any audits, examinations, investigations or other proceedings against Stratex or any of its Subsidiaries in respect of Taxes or Tax matters. There are not, to the Knowledge of Stratex, any unresolved questions or claims concerning Stratex’s or any of its Subsidiaries’ Tax liability that are reasonably likely to have a Stratex Material Adverse Effect and are not disclosed or provided for in the Stratex Reports. Stratex has made available to Harris true and correct copies of the United States federal income Tax Returns (including all schedules and attachments thereto) filed by Stratex and its Subsidiaries for each of its fiscal years ended March 31, 2005, March 31, 2004 and March 31, 2003. Neither Stratex nor any of its Subsidiaries has any liability with respect to income, franchise or other Taxes that accrued on or before March 31, 2005 in excess of the amounts accrued with respect thereto that are reflected in the financial statements included in the Stratex Reports filed on or prior to the date of the Original Formation Agreement. Neither Stratex nor any of its Subsidiaries has been a party to the distribution of stock of a controlled corporation as defined in Section 355(a) of the Code in a transaction intended to qualify under Section 355 of the Code within the past two years. For any transaction in which Stratex or any of its Subsidiaries entered into an agreement to treat a stock purchase as an asset purchase for United States federal income tax purposes, a valid election under Section 338 of the Code was timely filed with the U.S. Internal Revenue Service. None of Stratex or any of its Subsidiaries has engaged in any transactions that are the same as, or substantially similar to, any transaction which is a “reportable transaction” for purposes of Treasury Regulation § 1.6011-4(b) (including without limitation any transaction which the Internal Revenue Service has determined to be a “listed transaction” for purposes of Treasury Regulation § 1.6011-4(b)(2)). Neither Stratex nor any of its Subsidiaries has any current plan or intention to distribute to Newco any assets owned by Stratex at the Effective Time.

      (o) Intellectual Property.
      (i) Section 7.1(o) of the Stratex Disclosure Letter sets forth as of the date of the Original Formation Agreement, a true, correct and complete list of, with respect to the Stratex Intellectual Property, (A) all Registered Trademarks and material unregistered Trademarks; (B) all Registered Patents, (C) all Registered Copyrights and (D) all domain name or uniform resource locators registrations, in each case listing, as applicable, (x) the name of the applicant/registrant and current owner, (y) the jurisdiction where the application/registration is located and (z) the application or registration number. In each case in which Stratex or any of its Subsidiaries has acquired ownership of any Registered Trademarks, Registered Patents and Registered Copyrights, Stratex or one of its Subsidiaries has or had recorded each such acquisition with the U.S. Patent and Trademark Office, the U.S. Copyright Office, or their respective equivalents in the applicable jurisdiction, in each case in accordance with applicable Law, except for any failure to do so, individually or in the aggregate, would not reasonably be expected to result in a Stratex Material Adverse Effect. Stratex and/or each of its Subsidiaries owns, is licensed or otherwise possesses legally enforceable rights to use all Intellectual Property that is used in the business of Stratex and its Subsidiaries as currently conducted and proposed to be conducted, except for any failures to own, be licensed or possess such rights that, individually and in the aggregate, would not reasonably be expected to result in a Stratex Material Adverse Effect.
      (ii) Except as for any such matters that, individually and in the aggregate, would not reasonably be expected to result in a Stratex Material Adverse Effect:
      (A) Neither Stratex nor any of its Subsidiaries will be nor will Stratex or any of its Subsidiaries be as a result of the execution and delivery of this Agreement or the performance of its obligations hereunder, including the consummation of the Merger, in violation of any Contracts concerning Intellectual Property to which Stratex and/or any of its Subsidiaries are a party, including without limitation Contracts granting Stratex and/or any of its Subsidiaries rights to use such Intellectual Property, non-assertion agreements, settlement agreements, agreements granting rights to use Stratex IP Rights (as defined below), trademark coexistence agreements and trademark consent agreements (collectively, “Stratex IP Contracts”) nor will the consummation of the Transactions trigger any modification, termination or acceleration thereunder, or create any license under or Encumbrance on Intellectual Property owned or held by Stratex;
      (B) no suit, claim, action, investigation, proceeding or written demand with respect to or challenging the validity or enforceability of, or alleging any infringement or violation in any material respect, (I) the Intellectual Property owned by Stratex or any of its Subsidiaries (collectively, the “Stratex IP Rights”), or (II) to the Knowledge of Stratex, any Intellectual Property of any Person other than Stratex, Harris or any of their Subsidiaries or Affiliates (“Third-Party IP Rights”) licensed or otherwise made available to Stratex or any of its Subsidiaries, is currently pending or threatened in writing against Stratex or any of its Subsidiaries by any Person;
      (C) there are no valid grounds for any valid claims (I) to the effect that the operation of the businesses of Stratex and its Subsidiaries as currently or as proposed to be conducted, or the current or proposed manufacture, sale, licensing or use of any product by Stratex or any of its Subsidiaries, infringes or otherwise violates any Third-Party IP Rights; (II) against the use by Stratex or any of its Subsidiaries of any Intellectual Property used in the businesses of Stratex or any of its Subsidiaries as currently or as proposed to be conducted; (III) challenging the ownership, validity or enforceability of any of the Stratex IP Rights; or (IV) challenging the license or legally enforceable right to use of any Third-Party IP Rights held by Stratex or any of its Subsidiaries;
      (D) to the Knowledge of Stratex, there is no unauthorized use, infringement or other violation of any of the Stratex IP Rights, or any Third-Party IP Rights licensed or otherwise made available exclusively to Stratex or any of its Subsidiaries, by any Person, including any employee or former employee of Stratex or any of its Subsidiaries;
      (E) to the Knowledge of Stratex, all Stratex IP Rights and Third-Party IP Rights licensed or otherwise made available exclusively to Stratex or any of its Subsidiaries are valid and enforceable;

      (F) all of Stratex’s or its Subsidiaries’ current and former employees have executed valid intellectual property assignment and confidentiality agreements for the benefit of Stratex in a form which Stratex has prior to the date of the Original Formation Agreement provided to Harris for its review, and all Intellectual Property developed under contract to Stratex or any of its Subsidiaries has been assigned to Stratex;
      (G) Stratex and its Subsidiaries have taken reasonable measures to protect the confidentiality of all Trade Secrets that are owned, used or held by Stratex or any of its Subsidiaries, and to the Knowledge of Stratex, such trade secrets have not been used, disclosed to or discovered by any Person except pursuant to valid and appropriate non disclosure and/or license agreements which have not been breached; and
      (H) Stratex’s and its Subsidiaries’ collection and dissemination of personal customer information in connection with their business has been conducted in accordance with applicable privacy policies published or otherwise adopted by Stratex and its Subsidiaries and any requirement under applicable Law, except where the failure to abide by any requirements under applicable Law will not cause a Stratex Material Adverse Effect.
      (p) Labor Matters. Neither Stratex nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement, Contract or other agreement or understanding with a labor union or other labor organization, nor is Stratex or any of its Subsidiaries the subject of any material proceeding asserting that Stratex or any of its Subsidiaries has committed an unfair labor practice or seeking to compel any of them to bargain with any labor union or other labor organization nor has there been since January 1, 2001 or is there pending or, to the Knowledge of Stratex, threatened any labor strike, dispute, walk-out, work stoppage, slow-down or lockout involving Stratex or any of its Subsidiaries.
      (q) Contracts and Commitments.
      (i) Section 7.1(q)(i) of the Stratex Disclosure Letter sets forth as of the date of the Original Formation Agreement a true, correct and complete list (excluding, in the case of any Contract with a customer, the name of such customer) of the following Contracts (including every written amendment, modification or supplement thereto that is binding on Stratex or any of its Subsidiaries) to which Stratex or any of its Subsidiaries is a party or by which any of their assets are bound:
      (A) any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);
      (B) any Contract (other than a Contract described in one of the other provisions of this Section 7.1(q)(i) without regard to any percentage or numerical limitation contained therein) that involved annual expenditures during Stratex’s fiscal year ended March 31, 2006 by Stratex or any of its Subsidiaries in excess of $2,000,000 and that is not otherwise cancelable by Stratex or such Subsidiary without any financial or other penalty on 90 days’ or less notice, excluding any purchase orders for goods and services from Stratex or any of its Subsidiaries with respect to which no obligations of any party remain outstanding;
      (C) any Contract (other than a Contract described in one of the other provisions of this Section 7.1(q)(i) without regard to any percentage or numerical limitation contained therein) that involved annual revenue during Stratex’s fiscal year ended March 31, 2006 to Stratex and its Subsidiaries in excess of $2,000,000, excluding any purchase orders for goods and services from Stratex or any of its Subsidiaries with respect to which no obligations of any party remain outstanding;
      (D) any Contract that contains any (I) “most favored nation” or similar provision, (II) exclusivity provision or (III) other material restriction on the ability of Stratex or any of its Subsidiaries to compete or to provide any products or services generally or in any market segment or any geographic area;
      (E) any Contract or arrangement under which Stratex or any of its Subsidiaries has (I) incurred any Indebtedness that is currently outstanding or (II) given any guarantee in respect of Indebtedness, in each case having an aggregate principal amount in excess of $2,000,000;

      (F) any partnership joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture material to Stratex or any of its Subsidiaries or in which Stratex or any such Subsidiaries owns more than a 15% voting or economic interest, or any interest valued at more than $2,000,000 without regard to percentage voting or economic interest;
      (G) any Contract to which Stratex or any of its Subsidiaries is a party containing a standstill or similar agreement pursuant to which the party has agreed not to acquire assets or securities of the other party or any of its Affiliates;
      (H) any Contract providing for indemnification by Stratex or any of its Subsidiaries of any Person, except for any such Contract that is (I) not material to Stratex or any of its Subsidiaries and (II) entered into in the ordinary course of business;
      (I) any Contract that contains a put, call or similar right pursuant to which Stratex or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $2,000,000;
      (J) any other Contract or group of related Contracts that, if terminated or subject to a default by any party thereto, would, individually or in the aggregate, reasonably be expected to result in a Stratex Material Adverse Effect; and
      (K) any Stratex IP Contracts.
      (ii) For purposes of this Agreement, each Contract described in the foregoing clauses (A) through (K) of Section 7.1(q)(i) is, individually, a “Stratex Material Contract” and such Contracts are collectively the “Stratex Material Contracts”.
      (iii) Stratex has delivered or made available true, correct and complete copies of all such Stratex Material Contracts to Harris or its representative.
      (iv) The Stratex Material Contracts are, in all material respects, valid, binding and enforceable in accordance with their respective terms with respect to Stratex and its Subsidiaries and, to the Knowledge of Stratex, with respect to each other party to any of such Stratex Material Contracts, except as such validity, binding nature and enforceability may be limited by the Bankruptcy and Equity Exception, and there are no existing material defaults or breaches by Stratex or any of its Subsidiaries under any Stratex Material Contract (or events or conditions which, with notice or lapse of time or both, would constitute such a material default or breach) and, to the Knowledge of Stratex, there are no material defaults or breaches (or events or conditions which, with notice or lapse of time or both, would constitute a material default or breach) by any other party to any Stratex Material Contract. Stratex has no Knowledge of any pending or threatened bankruptcy or similar proceeding with respect to any party to any Stratex Material Contract which, individually or in the aggregate, would reasonably be expected to result in a Stratex Material Adverse Effect.
      (r) Title to Properties; Encumbrances. Stratex and each of its Subsidiaries has good and, in the case of real property, valid and marketable title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its real property, tangible property and other assets except where the failure to have such title has not had and would not reasonably be expected to have, individually or in the aggregate, a Stratex Material Adverse Effect, in each case subject to no Encumbrances. Neither Stratex nor any of its Subsidiaries has received a notice of default under any material leases of tangible properties to which they are a party, except for (i) defaults that are not material, (ii) defaults for which the grace or cure period has not expired and which are reasonably capable of cure during the cure period or (iii) defaults which have been cured. All such material leases are in full force and effect, and Stratex and each of its Subsidiaries enjoy peaceful and undisturbed possession under all such material leases.
      (s) Insurance. All material property, fire and casualty, general liability, managed care liability, employment practices liability, fiduciary liability, product liability, directors and officers liability and sprinkler and water damage insurance policies maintained by Stratex or any of its Subsidiaries are with reputable insurance carriers, and are in character and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards, except for any failures to maintain insurance policies that, individually or in the aggregate, would not reasonably be expected to result in a Stratex Material Adverse Effect. The consummation of the Transactions will not, in and of itself, cause the revocation, cancellation or termination of any such material insurance policy.
      (t) Ethical Business Practices. To the Knowledge of Stratex, neither Stratex nor any of its Subsidiaries nor, with respect to any action taken on behalf of Stratex or any such Subsidiary, any directors, officers, employees or agents of Stratex or any of its Subsidiaries has (i) used any funds for unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses related to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977 or (iii) made any payment in the nature of criminal bribery.
      (u) Brokers and Finders. Neither Stratex nor any of its officers, directors, employees or Subsidiaries has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders, fees in connection with the Transactions, except that Stratex has employed Bear Stearns as its financial advisor, the fees and expenses of which shall be paid by Stratex. A copy of the engagement letter between Bear Stearns and Stratex (including all amendments or supplements thereto) has been provided to Harris.
      (v) No Other Representations or Warranties. Except for the representations and warranties contained in this Section 7.1, neither Stratex nor any other Person makes any other express or implied representation or warranty on behalf of Stratex.
      7.2.     Representations and Warranties of Harris. Except as set forth in the disclosure letter (subject to Section 13.11(c)) dated as of the Original Formation Agreement Date and delivered to Stratex by Harris prior to entering into the Original Formation Agreement and identified as such (the “Harris Disclosure Letter”), Harris hereby represents and warrants to Stratex on the Original Formation Agreement Date that:
      (a) Organization, Good Standing and Qualification. Harris is a corporation duly incorporated, validly existing and in good standing under the Laws of Delaware and has all requisite corporate power and authority to own, lease and operate its Properties, and to carry on the MCD Business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, operation of the Contributed Assets (other than the Contributed Subsidiaries) or the conduct of the MCD Business requires such qualification (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States), except for any such failures to be so organized, qualified or in good standing or to have such power or authority that, individually or in the aggregate, would not reasonably be expected to result in a Harris Material Adverse Effect. Harris has made available to Stratex a complete and correct copy of the certificate of incorporation and bylaws (or other comparable governing instruments) of Harris, each as amended to the date of the Original Formation Agreement, and each certificate of incorporation or bylaws so delivered is in full force and effect. Harris is in compliance with the terms of its certificate of incorporation as amended through the date of the Original Formation Agreement (the “Harris Certificate”) and its bylaws as amended through the date of the Original Formation Agreement (collectively with the Harris Certificate, the “Harris Governing Instruments”).
      (b) Subsidiaries. (i) Section 7.2(b) of the Harris Disclosure Letter sets forth a complete and accurate list of each Contributed Subsidiary both as of the date of the Original Formation Agreement and immediately following the Harris Restructuring, together with its jurisdiction of organization and its authorized and outstanding capital stock of, or other equity interests in, each such Subsidiary as of the date of the Original Formation Agreement. Each Subsidiary of Harris which has title to any Property reasonably expected to be a Contributed Asset and each Contributed Subsidiary is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States) and has all requisite corporate or similar power and authority to own, lease and operate its Properties and to carry on its portion of the MCD Business as currently conducted and is duly qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership or operation of its assets or the conduct of its business requires such qualification (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States), except for any such failures to be so duly organized, validly existing, qualified or in good standing or to have such power or authority that, individually or in the aggregate, would not reasonably be likely to have a Harris Material Adverse Effect. Harris has made available to Stratex complete and correct copies of the certificate of incorporation and the bylaws (or similar organizational documents) of each of the currently existing Contributed Subsidiaries, as amended through the date of the Original Formation Agreement (the “Harris Governing Documents”) and each Harris Governing Document is in full force and effect. Each Contributed Subsidiary is in compliance with the terms of its certificate of incorporation and bylaws (or comparable governing instruments) as amended through the date of the Original Formation Agreement. Harris owns, directly and indirectly, all right, title and interest in and to, all outstanding capital stock of, or other equity interests in, the Contributed Subsidiaries. All of the outstanding stock of, or other equity interests in, the Contributed Subsidiaries has been duly authorized, and is validly issued, fully paid and non-assessable.
      (ii) There are no preemptive or other outstanding rights, options, warrants, conversion rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, redemption rights, repurchase rights, calls, stock based performance units, commitments, Contracts, agreements, arrangements or undertakings of any kind to which any Contributed Subsidiary is a party or by which any of them is bound (i) obligating any such Contributed Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, shares of capital stock or other equity interests in, or any security convertible into, or exercisable or exchangeable for, any capital stock of or other equity interest in, any Contributed Subsidiary or any Voting Debt, (ii) obligating any Contributed Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking or (iii) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights occurring to holders of shares of capital stock of, or other equity interests in, or any security convertible into, or exercisable or exchangeable for, any capital stock of, or other equity interest in, any Contributed Subsidiary, and no such obligations, instruments or securities are authorized, issued or outstanding. There are no voting trusts or other arrangements or understandings to which any Contributed Subsidiary is a party with respect to the voting, the dividend rights or disposition of any capital stock of, or other equity interest in, any Contributed Subsidiary.
      (iii) Harris and each of its Subsidiaries that owns, or following the Harris Restructuring, that will own, the outstanding capital stock of, or other equity interest in, the Contributed Subsidiaries, have, or will have following the Harris Restructuring, good and valid title to the outstanding capital stock of, or other equity interests in, the Contributed Subsidiaries, free and clear of all Encumbrances, and upon delivery by Harris and/or any of its Subsidiaries of the outstanding capital stock of, or other equity interests in, the Contributed Subsidiaries at the Closing, good and valid title to the outstanding capital stock of, or other equity interests in, the Contributed Subsidiaries, free and clear of all Encumbrances, other than those resulting from Newco’s ownership, will pass to Newco.
      (iv) Following the Harris Restructuring, no Contributed Subsidiary will own, directly or indirectly, any capital stock of, or other equity interests in, any Person (other than another Contributed Subsidiary) or will have any direct or indirect equity or ownership interest in any business, or will be a member of or participant in any partnership, joint venture or similar Person. Following the Harris Restructuring, there will be no outstanding contractual obligations of the Contributed Subsidiaries to provide funds to, or to make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.
      (c) Corporate Authority; Approval. (i) Harris has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and each Ancillary Agreement and to consummate each of the Transactions to which it is a party (collectively, the “Harris Transactions”). This Agreement is, and each Ancillary Agreement, when executed and delivered by Harris and Newco and any other parties thereto, will be valid and legally binding obligations of Harris, enforceable against Harris in accordance with their terms, subject to the Bankruptcy and Equity Exception.
      (ii) At a meeting duly called and held prior to execution of this Agreement, the Board of Directors of Harris unanimously adopted resolutions approving and adopting this Agreement and the Harris Transactions. Other than the approvals or consents of the equity holders and boards of directors of direct or indirect wholly owned Subsidiaries of Harris required to effect the Harris Restructuring, no additional corporate or stockholder authorization or consent is required (with respect to Harris or any of its Subsidiaries) in connection with the execution, delivery and performance by Harris of this Agreement or any Ancillary Agreement.
      (d) Governmental Filings; No Violations; Consents; and Approvals.
      (i) Other than the filings or notices (A) pursuant to Section 2.1, Section 2.3 and Section 3.4, (B) required under the HSR Act or (C) required to be made under the Exchange Act or with The New York Stock Exchange, no Governmental Authorizations are required to be obtained or made by Harris or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the Ancillary Agreements or the consummation by Harris of the Harris Transactions.
      (ii) The execution, delivery and performance by Harris of this Agreement and each Ancillary Agreement, and the consummation by Harris of the Harris Transactions, do not and will not, constitute or result in (A) a breach or violation of, or a default under, any provision of the Harris Governing Instruments or Harris Governing Documents, (B) a breach or violation of, a termination (or right of termination) or a default under or the acceleration of any obligations (with or without notice, lapse of time or both) pursuant to, any Contract binding on Harris or its Subsidiaries or assuming that the necessary consents, approvals and filings referred to in clauses (A) through (C) of Section 7.2(d)(i) are duly obtained and/or made, any Laws, Governmental Authorizations or non-governmental permit or license to which Harris or any of its Subsidiaries is subject, (C) any change in the rights or obligations of any party under any such Contracts, Governmental Authorizations, permits or licenses or (D) the creation of any Encumbrance on any of the Contributed Assets or any assets of any Contributed Subsidiary, except, in the case of the foregoing clauses (B), (C) or (D) only, for any breach, violation, termination, default, acceleration, change or creation that, individually or in the aggregate, would not reasonably be expected to result in a Harris Material Adverse Effect. Section 7.2(d) of the Harris Disclosure Letter sets forth a correct and complete list of Harris Material Contracts pursuant to which consents or waivers are or may be required prior to consummation of the Transactions (whether or not subject to the exception set forth with respect to clauses (B), (C) and (D) above).
      (iii) Without limiting the generality of clause (ii) above, neither the execution, delivery or performance of this Agreement by Harris nor the consummation by Harris of the Harris Transactions will require the receipt of any consent pursuant to, or give rise to any right of termination under, any of the Harris Material Contracts except for any such consents and any such termination rights which, individually or in the aggregate, would not reasonably be expected to have a Harris Material Adverse Effect if not obtained (in the case of such consents) or if exercised (in the case of such termination rights).
      (iv) Section 7.2(d) of the Harris Disclosure Letter sets forth a correct and complete list of all material claims Related to the MCD Business held by Harris or any of its Subsidiaries, as creditors or claimants, with respect to debtors or debtors-in-possession subject to proceedings under the Bankruptcy Code, together with a correct and complete list of all orders entered by the applicable United States Bankruptcy Court with respect to each such proceeding. None of such orders, individually or in the aggregate, would reasonably be expected to result in a Harris Material Adverse Effect.
      (e) Harris Reports, Financial Statements. (i) Harris has made available to Stratex each registration statement, report, form, proxy or information statement or other document filed or furnished by Harris or any of its Subsidiaries with or to the SEC since July 1, 2005 (the “Harris Audit Date”) which contains or should contain disclosure or financial information with respect to the MCD Business, including Harris’

Annual Report on Form 10-K for the year ended July 1, 2005, each in the form (including exhibits, annexes and any amendments thereto) filed with the SEC (collectively with each other, any such registration statements, reports, forms, proxy or information statements or other documents so filed or furnished subsequent to the date of the Original Formation Agreement and any amendments to any of the foregoing, the “Harris Reports”). Harris and its Subsidiaries have filed or furnished, as applicable, with or to the SEC all registration statements, reports, forms, proxy or information statements and other documents which contain or should contain disclosure with respect to the MCD Business required to be so filed or furnished by them pursuant to applicable securities statutes, regulations, policies and rules since the Harris Audit Date. Solely with respect to any disclosure with respect to the MCD Business contained or required to be contained therein, each of the Harris Reports, at the time first filed with or furnished to the SEC, complied or will comply (as applicable) in all material respects with the applicable requirements of the Securities Act and Exchange Act and the rules and regulations thereunder and complied in all material respects with the then applicable accounting standards. As of their respective dates, solely with respect to any disclosure with respect to the MCD Business contained or required to be contained therein, the Harris Reports did not, and any Harris Reports filed with the SEC subsequent to the date of the Original Formation Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. The Harris Reports filed after the date of the Original Formation Agreement will include all certificates required to be included therein pursuant to Sections 302 and 906 of the SOX Act, and the internal control report and attestation of Harris’ outside auditors required by Section 404 of the SOX Act.
      (ii) Set forth in Section 7.2(e) of the Harris Disclosure Letter is a copy of the audited combined balance sheets and audited combined statements of operations, cash flows and comprehensive income (loss) and division equity for the Microwave Communications Division as of June 30, 2006 and July 1, 2005 and for the fiscal years ended June 30, 2006, July 1, 2005 and July 2, 2004 (collectively, the “Audited Financial Statements”). The Audited Financial Statements have been prepared in accordance with GAAP consistently applied during the periods covered (except as described in the notes thereto), and fairly present, in all material respects, the combined financial condition and combined results of operations, division equity and cash flows of the Microwave Communications Division as of the dates thereof or the periods then ended.
      (iii) Harris is in compliance in all material respects with the applicable provisions of the SOX Act to the extent that such compliance will affect Newco’s ability to comply with the provisions of the SOX Act following the Closing.
      (iv) The management of Harris has (a) designed and implemented disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) which management reasonably believes will ensure that material information relating to the MCD Business is made known to the management of Harris by others within Harris and (b) has disclosed, based on its most recent evaluation, to Harris’ outside auditors and the audit committee of the Board of Directors of Harris (A) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Harris’ ability to record, process, summarize and report financial data with respect to the MCD Business and (B) any fraud, whether or not material, that involves management of the MCD Business or other employees who have a significant role in Harris’ internal controls over financial reporting to the extent such controls relate to the MCD Business. Harris has made available to Stratex a summary of any such disclosure made by management since July 2, 2004. Since the Harris Audit Date, any material change in internal controls over financial reporting to the extent they relate to the MCD Business required to be disclosed in any Harris Report has been so disclosed.
      (v) Since the date of their last certification filed with the SEC, neither the chief executive officer nor the chief financial officer of Harris has become aware of any fact, circumstance or change that is or is reasonably likely to result in a “significant deficiency” or a “material weakness” in Harris’ internal controls over financial reporting to the extent they relate to the MCD Business.

      (vi) Since June 30, 2006, (A) neither Harris nor any of its Subsidiaries nor, to the Knowledge of Harris, any director, officer, employee, auditor, accountant or representative of Harris or any of its Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods relating to the MCD Business or the internal accounting controls as such controls relevant to the MCD Business, including any material complaint, allegation, assertion or claim that Harris or any of its Subsidiaries has engaged in questionable accounting or auditing practices relating to the MCD Business and (B) no attorney representing Harris or any of its Subsidiaries, whether or not employed by Harris or any of its Subsidiaries, has reported evidence of a material violation of the securities Laws, breach of fiduciary duty or similar violation by Harris or any of its officers, directors, employees or agents relating to the MCD Business to the Board of Directors of Harris or any committee thereof or, to the Knowledge of Harris, to any director or officer of Harris.
      (f) Information Supplied. None of the information supplied or to be supplied by Harris for inclusion or incorporation by reference in the Registration Statement, pursuant to which the shares of Class A Common Stock issuable in connection with the Merger will be registered with the SEC pursuant to the Securities Act, or the Proxy Statement/ Prospectus included in the Registration Statement which is to be sent to the stockholders of Stratex in connection with the Stratex Stockholder Meeting shall (i) in the case of the Registration Statement, at the time it is filed with the SEC or at the time it is declared effective by the SEC, or becomes effective, or (ii) in the case of the Proxy Statement, at the time it is mailed to the stockholders of Stratex or at the time of the Stratex Stockholder Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading (in the case of the Proxy Statement/ Prospectus only, in light of the circumstances under which they are made).
      (g) Absence of Certain Changes. Since June 30, 2006, Harris and its Subsidiaries have conducted the MCD Business only in, and have not engaged in any material transaction other than in accordance with, the ordinary course of business. Since June 30, 2006 and on or prior to the date of the Original Formation Agreement, there has not been any event, occurrence, discovery or development that, individually or in the aggregate, has had or would reasonably be expected to have, a Harris Material Adverse Effect. On or after June 30, 2006 and on or prior to the date of the Original Formation Agreement, none of the actions or events described in clauses (a) through (q) of Section 8.2 has been taken or has occurred; provided, however, that Harris has approved and intends to complete the Harris Restructuring prior to the Closing.
      (h) Litigation and Liabilities. (i) There are no civil, criminal or administrative actions, suits, demands, claims, hearings, litigations, arbitrations, investigations or other proceedings pending, or to the Knowledge of Harris, threatened against Harris or any of its Subsidiaries or Affiliates relating to the MCD Business, the Contribution Transaction or the other Transactions by, before or with any Government Entity or any other Person. None of Harris or any of its Subsidiaries or Affiliates is a party to, or subject to the provisions of, any judgment, order, writ, injunction, decree or award of any Government Entity relating to the Contributed Assets, the MCD Business or the Transactions.
      (ii) There are no liabilities or obligations of Harris or any Subsidiary of Harris relating to the Contributed Assets, the MCD Business or the Transactions, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, or any other facts or circumstances that would reasonably be expected to result in any obligations or liabilities of, Harris or any of its Subsidiaries relating to the Contributed Assets, the MCD Business or the Transactions, other than those:

(A) reflected on the consolidated balance sheet of Harris or readily apparent in the notes thereto, in each case included in the Audited Financial Statements (but only to the extent so reflected or readily apparent);

(B) incurred in the ordinary course of business since June 30, 2006;

(C) required to be performed after the date of the Original Formation Agreement pursuant to the terms of the Contracts listed in Section 7.2(d) of the Harris Disclosure Letter or applicable Law; or

(D) that, individually or in the aggregate, have not had since June 30, 2006, and would not reasonably be expected to result in, a Harris Material Adverse Effect.
      (i) Employee Benefits.
      (i) All benefit and compensation plans, contracts, policies or arrangements covering the MCD Employees, including any “employee benefit plans” within the meaning of Section 3(3) of ERISA, any deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive, bonus, workers’ compensation, short term disability, vacation and severance plans and all employment, severance and change in control agreements, and all amendments thereto (the “MCD Employee Benefit Plans”), are listed in Section 7.2(i)(i) of the Harris Disclosure Letter, and each MCD Employee Benefit Plan which is intended to be qualified under Section 401(a) of the Code, including any master or prototype plan, has been separately identified. True and complete copies of all MCD Employee Benefit Plans listed in Section 7.2(i)(i) of the Harris Disclosure Letter, including any trust instruments and insurance contracts and all amendments thereto, have been provided or made available to Stratex.
      (ii) No MCD Employee Benefit Plan is a Multi-Employer Plan. All MCD Employee Benefit Plans covering MCD Employees are in substantial compliance with ERISA, the Code and other applicable Laws, except to the extent failure to comply would not cause any Liability to Newco. Each MCD Employee Benefit Plan which is subject to ERISA (the “MCD Employee ERISA Plans”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “MCD Employee Pension Plan”) and that is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the IRS for all Tax Law changes prior to the Economic Growth and Tax Relief Reconciliation Act of 2001 or has applied to the IRS for such favorable determination letter within the applicable remedial amendment period under Section 401(b) of the Code, and Harris is not aware of any circumstances likely to result in the loss of the qualification of such Plan under Section 401(a) of the Code. Any voluntary employees’ beneficiary association within the meaning of Section 501(c)(9) of the Code which provides benefits under a MCD Employee Benefit Plan has (A) received an opinion letter from the IRS recognizing its exempt status under Section 501(c)(9) of the Code and (B) filed a timely notice with the IRS pursuant to Section 505(c) of the Code, and Harris is not aware of circumstances likely to result in the loss of its exempt status under Section 501(c)(9) of the Code. Neither Harris nor any of its Subsidiaries has engaged in a transaction with respect to any MCD Employee ERISA Plan that, assuming the Taxable period of such transaction expired as of the date of the Original Formation Agreement, would subject Newco to a Tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount that would be material.
      (iii) No Liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by Harris or any of its Subsidiaries with respect to any terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, formerly maintained by any of them, or the terminated single-employer plan of any entity which is considered one employer with Harris under Section 4001 of ERISA or Section 414 of the Code (a “Harris ERISA Affiliate”).
      (iv) All contributions required to be made with respect to any MCD Employees under each MCD Employee Benefit Plan, as of the date of the Original Formation Agreement, have been timely made and all obligations in respect of each MCD Employee Benefit Plan have been properly accrued and reflected in the Audited Financial Statements. Neither Harris nor any of its Subsidiaries nor any Harris ERISA Affiliate maintains as of the date of the Original Formation Agreement a single-employer plan within the meaning of 4001(a)(15) of ERISA or any plan subject to the requirements of Section 412 of the Code.
      (v) Neither Harris nor any of its Subsidiaries has any obligations for retiree health and life benefits under any MCD Employee Benefit Plan.

      (vi) There has been no amendment to, or announcement by Harris or any of its Subsidiaries in respect of the MCD Employees relating to, or change in employee participation or coverage under, any MCD Employee Benefit Plan which would increase materially the expense of maintaining such MCD Employee Benefit Plan above the level of the expense incurred therefor for the most recent fiscal year. Neither the execution of this Agreement nor the consummation of the Transactions will (A) entitle any MCD Employees to severance pay or benefits or any increase in severance pay or benefits upon any termination of employment after the date of the Original Formation Agreement or (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the MCD Employee Benefit Plans to any MCD Employees. None of Harris or any of its Subsidiaries has entered into any contract, agreement or arrangement with any MCD Employee in connection with or in contemplation of any of the Transactions.
      (vii) Section 7.2(i)(vii) of the Harris Disclosure Letter sets forth a true, correct and complete list of all MCD Employees on September 1, 2006, identifying as to each a job title, years of service and location of employment.
      (viii) There are no outstanding loans to any MCD Employee from any Contributed Subsidiary other than claims any MCD Employee may have under an MCD Employee Benefit Plan covering such MCD Employee. As of the date of the Original Formation Agreement, there is no pending, or to the Knowledge of Harris, threatened investigations or other proceedings by or with any Government Entity or litigation relating to the MCD Employee Benefit Plans.
      (j) Compliance with Laws and Regulations; Governmental Authorizations. The MCD Business has not been, and is not being, conducted in material violation of any applicable Laws. To the Knowledge of Harris, no material change is required in the processes, properties or procedures Related to the MCD Business for them to continue to comply with such Laws, and Harris has not received any notice or communication of any material noncompliance with any such Laws that has not been cured as of the date of the Original Formation Agreement. The MCD Business and the Contributed Assets have obtained, and are in substantial compliance with, all material Governmental Authorizations required or necessary for the conduct of the MCD Business as presently conducted, and neither Harris nor any of its Subsidiaries has received written notice from any Government Entity of any material noncompliance with any such Governmental Authorizations that has not been cured as of the date of the Original Formation Agreement.
      (k) Environmental Matters. Except for matters that relate to an Excluded Liability and other than as would not reasonably be expected to result in a Harris Material Adverse Effect:

(i) to the Knowledge of Harris, Harris and its Subsidiaries have materially complied at all times with all applicable Environmental Laws in conducting the MCD Business;

(ii) to the Knowledge of Harris, no property currently owned, leased or operated by Harris or its Subsidiaries which is Related to the MCD Business (including soils, groundwater, surface water buildings or other structures) is contaminated with any Hazardous Substance in a manner that has given or could reasonably be expected to give rise to any Environmental Liability;

(iii) to the Knowledge of Harris, no property formerly owned, leased or operated by Harris or any of its Subsidiaries which is Related to the MCD Business was contaminated with any Hazardous Substance during or prior to such period of ownership, leasehold or operation in a manner that has given or could reasonably be expected to give rise to any Environmental Liability;

(iv) to the Knowledge of Harris, neither Harris nor any of its Subsidiaries has incurred any Environmental Liabilities concerning any third party property as a result of the conduct of the MCD Business or any condition in, on, under or about the real property set forth in either Section 7.2(q)(i) or Section 7.2(q)(ii) of the Harris Disclosure Letter (the “MCD Real Property”);

(v) neither Harris nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that Harris or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law as a result of the conduct of the MCD Business or any condition in, on, under or about the MCD Real Property;

(vi) neither Harris nor any of its Subsidiaries is subject to any order, decree, injunction or agreement with any Government Entity, or any indemnity or other agreement with any third party, concerning liability or obligations relating to any Environmental Law or otherwise relating to any Hazardous Substance, in each case relating to the conduct of the MCD Business or any condition in, on, under or about the MCD Real Property;

(vii) to the Knowledge of Harris, there are no other circumstances or conditions involving the MCD Business that could reasonably be expected to result in any Environmental Liability for Newco or any of its Subsidiaries; and

(viii) Harris has delivered to Stratex or made available copies of all environmental reports, studies, assessments and sampling data in its possession relating to the MCD Business or its current or former properties or operations.

      (l) Taxes. The Contributed Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects; (ii) have paid all Taxes that are shown as due on such filed Tax Returns or that the Contributed Subsidiaries are obligated to collect or withhold from amounts owing to or payable from any employee, creditor or third party, except with respect to matters contested in good faith; and (iii) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. As of the date of the Original Formation Agreement, there are not pending or, to the Knowledge of Harris, threatened in writing, any audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters. There are not, to the Knowledge of Harris, any unresolved questions or claims concerning the Contributed Subsidiaries’ Tax liability that are reasonably likely to have a Harris Material Adverse Effect and are not disclosed or provided for in the Harris Disclosure Letter. Harris has made available to Stratex true and correct copies of the United States federal income Tax Returns (including all schedules and attachments thereto) filed by or on behalf of the Contributed Subsidiaries for each of its fiscal years ended July 1, 2005, July 2, 2004 and June 27, 2003. None of the Contributed Subsidiaries has any liability with respect to income, franchise or other Taxes that accrued on or before July 1, 2005 in excess of the amounts accrued with respect thereto that are reflected in the financial statements included in the Harris Reports filed on or prior to the date of the Original Formation Agreement. None of the Contributed Subsidiaries has been a party to the distribution of stock of a controlled corporation as defined in Section 355(a) of the Code in a transaction intended to qualify under Section 355 of the Code within the past two years. For any transaction in which any of the Contributed Subsidiaries entered into an agreement to treat a stock purchase as an asset purchase for United States federal income tax purposes, a valid election under Section 338 of the Code was timely filed with the U.S. Internal Revenue Service. None of the Contributed Subsidiaries have engaged in any transactions that are the same as, or substantially similar to, any transaction which is a “reportable transaction” for purposes of Treasury Regulation § 1.6011-4(b) (including without limitation any transaction which the Internal Revenue Service has determined to be a “listed transaction” for purposes of Treasury Regulation § 1.6011-4(b)(2)).
      (m) Intellectual Property.
      (i) Section 7.2(m) of the Harris Disclosure Letter sets forth as of the date of the Original Formation Agreement a true, correct and complete list of, with respect to the Contributed Intellectual Property, (A) all Registered Trademarks and material unregistered Trademarks; (B) all Registered Patents, (C) all Registered Copyrights and (D) all domain name or uniform resource locators registrations, in each case listing, as applicable, (x) the name of the applicant/registrant and current owner, (y) the jurisdiction where the application/registration is located and (z) the application or registration number. In each case in which Harris or any of its Subsidiaries has acquired ownership of any Registered Trademarks, Registered Patents and Registered Copyrights of the Contributed Intellectual Property, Harris or one of its

Subsidiaries has or had recorded each such acquisition with the U.S. Patent and Trademark Office, the U.S. Copyright Office, or their respective equivalents in the applicable jurisdiction, in each case in accordance with applicable Law, except for any failure to do so, individually or in the aggregate, would not reasonably be expected to result in a Harris Material Adverse Effect. Harris and/or each of its Subsidiaries owns, is licensed or otherwise possesses legally enforceable rights to use the Contributed Intellectual Property and the Harris Licensed Intellectual Property as such Intellectual Property is used in the MCD Business as currently conducted and proposed to be conducted, except for any failures to own, be licensed or possess such rights that, individually or in the aggregate, would not reasonably be expected to result in a Harris Material Adverse Effect.
      (ii) Except as for any such matters that, individually and in the aggregate, would not reasonably be expected to result in a Harris Material Adverse Effect:

(A) neither Harris nor any of its Subsidiaries will be, nor will Harris or any of its Subsidiaries be as a result of the execution and delivery of this Agreement or the performance of its obligations hereunder, including the consummation of the Contribution Transaction, in violation of any Contracts concerning the Contributed Intellectual Property or the Harris Licensed Intellectual Property to which Harris and/or any of its Subsidiaries are a party, including without limitation Contracts granting Harris and/or any of its Subsidiaries rights to use such Intellectual Property, non-assertion agreements, settlement agreements, agreements granting rights to use Harris IP Rights (as defined below), trademark coexistence agreements and trademark consent agreements (collectively, “Harris IP Contracts”) nor will the consummation of the Transactions trigger any modification, termination or acceleration thereunder, or create any license under or Encumbrance on the Contributed Intellectual Property held by Harris;

(B) no suit, claim, action, investigation, proceeding or written demand with respect to or challenging the validity or enforceability of or alleging any infringement or violation in any material respect (I) the Contributed Intellectual Property or the Harris Licensed Intellectual Property owned by Harris or any of its Subsidiaries (collectively, the “Harris IP Rights”), or (II) to the Knowledge of Harris, any Third-Party IP Rights Related to the Contributed Intellectual Property or the Harris Licensed Intellectual Property, is currently pending or threatened in writing against Harris or any of its Subsidiaries by any Person;

(C) there are no valid grounds for any valid claims (I) to the effect that the operation of the MCD Business as currently or as proposed to be conducted, or the current or proposed manufacture, sale, licensing or use of any product by the MCD Business, infringes or otherwise violates any Third-Party IP Rights; (II) against the use by Harris or any of its Subsidiaries of any Contributed Intellectual Property or Harris Licensed Intellectual Property in the MCD Business as currently or as proposed to be conducted; (III) challenging the ownership, validity or enforceability of any of the Harris IP Rights; or (IV) challenging the license or legally enforceable right to use of any Third-Party IP Rights Related to the Contributed Intellectual Property or the Harris Licensed Intellectual Property;

(D) to the Knowledge of Harris, there is no unauthorized use, infringement or other violation of any of the Harris IP Rights, or any Third-Party IP Rights licensed or otherwise made available exclusively for use in connection with the Contributed Intellectual Property or the Harris Licensed Intellectual Property, by any Person, including any employee or former employee of Harris or any of its Subsidiaries;

(E) to the Knowledge of Harris, all Harris IP Rights and Third-Party IP Rights Related to the Contributed Intellectual Property or the Harris Licensed Intellectual Property licensed or otherwise made available exclusively to Harris or any of its Subsidiaries are valid and enforceable;

(F) all of the current and former MCD Employees have executed valid intellectual property assignment and confidentiality agreements for the benefit of Harris in a form which Harris has prior to the date of the Original Formation Agreement provided to Stratex for its review, and all

Intellectual Property developed under contract to Harris or any of its Subsidiaries has been assigned to Harris or such Subsidiaries;

(G) Harris has taken reasonable measures to protect the confidentiality of all Trade Secrets Related to the MCD Business that are owned, used or held by Harris or any of its Subsidiaries, and to the Knowledge of Harris, such trade secrets have not been used, disclosed to or discovered by any Person except pursuant to valid and appropriate non disclosure and/or license agreements which have not been breached; and

(H) Harris’ and its Subsidiaries’ collection and dissemination of personal customer information in connection with their business has been conducted in accordance with applicable privacy policies published or otherwise adopted by Harris and its Subsidiaries and any requirement under applicable Law, except where the failure to abide by any requirements under applicable Law will not cause a Harris Material Adverse Effect.

      (n) Labor Matters. Neither Harris nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement, Contract or other agreement or understanding with a labor union or other labor organization respecting the MCD Employees, nor is Harris or any of its Subsidiaries the subject of any material proceeding applicable to the MCD Business, the MCD Employees or former employees of the MCD Business asserting that Harris or any of its Subsidiaries has committed an unfair labor practice or seeking to compel any of them to bargain with any labor union or other labor organization nor has there been since January 1, 2001 or is there pending or, to the Knowledge of Harris, threatened any labor strike, dispute, walk-out, work stoppage, slow-down or lockout involving the MCD Employees or former employees of the MCD Business.
      (o) Contracts and Commitments. (i) Section 7.2(o)(i) of the Harris Disclosure Letter sets forth as of the date of the Original Formation Agreement a true, correct and complete list (excluding, in the case of any Contract with a customer, the name of such customer) of the following Contracts (including every written amendment, modification or supplement thereto that is binding on Harris or any of its Subsidiaries) to which Harris or any of its Subsidiaries is a party Related to the MCD Business or by which any of the Contributed Assets are bound:

(A) any Contract that would be a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) if an entity that held only the MCD Business was subject to the periodic reporting requirements under the Exchange Act;

(B) any Contract (other than a Contract described in one of the other provisions of this Section 7.2(o)(i) without regard to any percentage or numerical limitation contained therein) that involved annual expenditures during the fiscal year of the MCD Business ended June 30, 2006 by Harris or any of its Subsidiaries in excess of $2,000,000 and that is not otherwise cancelable by Harris or such Subsidiary without any financial or other penalty on 90 days’ or less notice, excluding purchase orders for goods and services from Harris or any of its Subsidiaries with respect to which no obligations of any party remain outstanding;

(C) any Contract (other than a Contract described in one of the other provisions of this Section 7.2(o)(i) without regard to any percentage or numerical limitation contained therein) that involved annual revenue during the fiscal year of the MCD Business ended June 30, 2006 to Harris and its Subsidiaries in excess of $2,000,000, excluding purchase orders for goods and services from Harris or any of its Subsidiaries with respect to which no obligations of any party remain outstanding;

(D) any Contract that contains any (I) “most favored nation” or similar provision, (II) exclusivity provision or (III) other material restriction on the ability of Harris or any of its Subsidiaries to compete or to provide any products or services generally or in any market segment or any geographic area;

(E) any Contract or arrangement under which Harris or any of its Subsidiaries has (I) incurred any Indebtedness that is currently outstanding or (II) given any guarantee in respect of Indebtedness, in each case having an aggregate principal amount in excess of $2,000,000;

(F) any partnership, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture material to the MCD Business or in which Harris or any such Subsidiaries owns more than a 15% voting or economic interest, or any interest valued at more than $2,000,000 without regard to percentage voting or economic interest;

(G) any Contract to which Harris or any of its Subsidiaries is a party containing a standstill or similar agreement pursuant to which the party has agreed not to acquire assets or securities of the other party or any of its Affiliates;

(H) any Contract providing for indemnification by Harris or any of its Subsidiaries of any Person, except for any such Contract that is (I) not material to the MCD Business and (II) entered into in the ordinary course of the MCD Business;

(I) any Contract that contains a put, call or similar right pursuant to which Harris or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $2,000,000;

(J) any other Contract or group of related Contracts that, if terminated or subject to a default by any party thereto, would, individually or in the aggregate, reasonably be expected to result in a Harris Material Adverse Effect; and

(K) any Harris IP Contracts.
      (ii) For purposes of this Agreement, each Contract described in the foregoing clauses (A) through (K) of Section 7.2(o)(i) is, individually, a “Harris Material Contract” and such Contracts are collectively the “Harris Material Contracts”.
      (iii) Harris has delivered or made available true, correct and complete copies of all such Harris Material Contracts, to Stratex or its representative.
      (iv) The Harris Material Contracts are, in all material respects, valid, binding and enforceable in accordance with their respective terms with respect to Harris and its Subsidiaries and, to the Knowledge of Harris, with respect to each other party to any of such Harris Material Contracts, except as such validity, binding nature and enforceability may be limited by the Bankruptcy and Equity Exception, and there are no existing material defaults or breaches by Harris or any of its Subsidiaries under any Harris Material Contract (or events or conditions which, with notice or lapse of time or both, would constitute such a material default or breach) and, to the Knowledge of Harris, there are no material defaults or breaches (or events or conditions which, with notice or lapse of time or both, would constitute a material default or breach) by any other party to any Harris Material Contract. Harris has no Knowledge of any pending or threatened bankruptcy or similar proceeding with respect to any party to any Harris Material Contract which, individually or in the aggregate, would reasonably be expected to result in a Harris Material Adverse Effect.
      (p) Sufficiency of Assets. The Contributed Assets when taken together with the Harris Services, the Harris Licensed Intellectual Property, Contributed Leased Real Property, the Leased Equipment and the Newco Governmental Authorizations identified in Section 7.2(p) of the Harris Disclosure Letter constitute all the Properties of Harris and its Subsidiaries necessary for Newco to operate and conduct the MCD Business in all material respects as currently conducted by Harris and its Subsidiaries.
      (q) Title to Properties; Encumbrances. Section 7.2(q)(i) of the Harris Disclosure Letter sets forth an accurate and complete list of all of the real property owned by Harris or any of its Subsidiaries that are Related to the MCD Business and Section 7.2(q)(ii) of the Harris Disclosure Letter sets forth an accurate and complete list of all of the real property leased by Harris or any of its Subsidiaries that are

Related to the MCD Business. Except as set forth in Section 7.2(q)(i) and Section 7.2(q)(ii) of the Harris Disclosure Letter, there are no leases, subleases, licenses, concessions or other agreements granting to any Persons other than Harris and its Subsidiaries any right to the possession, use, occupancy, or enjoyment of any real property owned, leased or otherwise utilized by Harris or any of its Subsidiaries Related to the MCD Business. Harris and each of its Subsidiaries has good and, in the case of real property, valid and marketable title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its real property, tangible property and other assets included in the Contributed Assets except where the failure to have such title has not had and would not reasonably be expected to have, individually or in the aggregate, a Harris Material Adverse Effect, in each case subject to no Encumbrances. Neither Harris nor any of its Subsidiaries has received a notice of default under any material leases of tangible properties Relating to the MCD Business, except for (i) defaults that are not material, (ii) defaults for which the grace or cure period has not expired and which are reasonably capable of cure during the cure period or (iii) defaults which have been cured. All such material leases are in full force and effect, and Harris and each of its Subsidiaries enjoy peaceful and undisturbed possession under all such material leases.
      (r) Insurance. All material property, fire and casualty, general liability, managed care liability, employment practices liability, fiduciary liability, product liability, directors and officers liability and sprinkler and water damage insurance policies covering the properties, assets, employees and operations of the MCD Business maintained by Harris or any of its Subsidiaries are with reputable insurance carriers and are in character and amount at least equivalent to that carried by Persons engaged in businesses similar in nature and size to the MCD Business and subject to the same or similar perils or hazards, except for any failures to maintain insurance policies that, individually or in the aggregate, would not reasonably be expected to result in a Harris Material Adverse Effect. All of such policies or renewals thereof are, and at all times up to the Closing will be, in full force and effect.
      (s) Ethical Business Practices. To the Knowledge of Harris, neither Harris nor any of its Subsidiaries nor, with respect to any action taken on behalf of Harris or any such Subsidiary, any directors, officers, employees or agents of Harris or any of its Subsidiaries in connection with the MCD Business has (i) used any funds for unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses related to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977 or (iii) made any payment in the nature of criminal bribery.
      (t) Brokers and Finders. Neither Harris nor any of its officers, directors, employees or Subsidiaries has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders, fees in connection with the Transactions, except that Harris has employed Morgan Stanley & Co. Incorporated (“Morgan Stanley”) as its financial advisor, the fees and expenses of which shall be paid by Harris. There are no fees or expenses payable to Morgan Stanley or any other professional fees or expenses incurred by Harris in connection with the Transactions (including the fees of Harris’ legal counsel) for which Newco or Stratex could have any liability.
      (u) No Other Representations or Warranties. Except for the representations and warranties contained in this Section 7.2, neither Harris nor any other Person makes any other express or implied representation or warranty on behalf of Harris.
ARTICLE VIII
Covenants Relating to Interim Operations
      8.1.     Covenants of Stratex. Stratex covenants and agrees as to itself and its Subsidiaries that, from the date of the Original Formation Agreement until the Effective Time, unless Harris shall otherwise approve in writing (such approval not to be unreasonably withheld or delayed), and except as otherwise expressly required or permitted by this Agreement or as required by applicable Laws, the business of

Stratex and its Subsidiaries shall be conducted only in the ordinary and usual course and, to the extent consistent therewith, Stratex and its Subsidiaries shall use their respective commercially reasonable efforts to preserve their business organizations intact and maintain their existing relations and goodwill with Government Entities, customers, manufacturers, suppliers, distributors, creditors, lessors, employees and business associates and keep available the services of the present employees and agents of Stratex and its Subsidiaries. Without limiting the generality of the foregoing and in furtherance thereof, from the date of the Original Formation Agreement until the Effective Time, except (i) as otherwise expressly required or permitted by this Agreement, (ii) as Harris may approve in writing, (iii) as set forth in Section 8.1 of the Stratex Disclosure Letter or (iv) as required by applicable Law, Stratex shall not and shall not permit its Subsidiaries to:

(a) subject to Section 8.1(b), adopt or propose any change in any provision of the Stratex Governing Instruments;

(b) merge or consolidate Stratex or any of its Subsidiaries with any other Person, except for such transactions among indirect and direct wholly owned Subsidiaries of Stratex that are not obligors or guarantors of Indebtedness of a Person other than Stratex or another wholly owned Subsidiary of Stratex;

(c) acquire assets outside of the ordinary course of business from any other Person with an aggregate value or purchase price in excess of $500,000, other than capital expenditures specifically provided for in Stratex’s capital expenditure budget as set forth in Section 8.1(c) of the Stratex Disclosure Letter (the “Stratex Budget”);

(d) enter into any material line of business other than the lines of business in which Stratex and its Subsidiaries is currently engaged as of the date of the Original Formation Agreement or distribute products other than the type of products that Stratex and its Subsidiaries are currently distributing as of the date of the Original Formation Agreement;

(e) issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock of, or other equity interest in, Stratex or any of its Subsidiaries, or securities convertible into, or exchangeable or exercisable for, any such shares of capital stock or other equity interest, except for (i) the issuance of shares by a direct or indirect wholly owned Subsidiary of Stratex to Stratex or another direct or indirect wholly owned Subsidiary of Stratex, (ii) mergers or consolidations among wholly owned Subsidiaries of Stratex that are not obligors or guarantors of Indebtedness of a Person other than Stratex or another wholly owned Subsidiary of Stratex and (iii) the issuance and sale of Stratex Common Stock pursuant to Stratex Options or Stratex Awards outstanding prior to the date of the Original Formation Agreement and (iv) grants of Stratex Options or Stratex Awards permitted by Section 8.1(s);

(f) other than in the ordinary course of business, create or incur any Encumbrance material to Stratex or any of its Subsidiaries on any assets used in the businesses of Stratex or any of its Subsidiaries having a value in excess of $500,000;

(g) make any loans, advances or capital contributions to, or investments in, any Person in excess of $500,000 in the aggregate, except that Stratex may make such loans, advances or capital contributions to, or investments in, any direct or indirect wholly owned Subsidiary of Stratex that is not an obligor or guarantor of Indebtedness of a Person other than Stratex or another wholly owned Subsidiary of Stratex;

(h) declare, set aside or pay any dividend or distribution (whether in cash, stock or property or any combination thereof) with respect to any shares of capital stock of Stratex or any of its Subsidiaries, except for dividends or distributions by any direct or indirect wholly owned Subsidiaries of Stratex and pro rata dividends or distributions payable to holders of interests in non wholly owned Subsidiaries;

(i) reclassify, split (including a reverse split), recapitalize, subdivide or repurchase, redeem or otherwise acquire, directly or indirectly, any of its capital stock except for the purpose of effecting mergers or consolidations among direct or indirect Subsidiaries of Stratex that are not obligors or guarantors of Indebtedness of a Person other than Stratex or another wholly owned Subsidiary of Stratex;

(j) incur any Indebtedness or guarantee Indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of Stratex or any of its Subsidiaries or enter into any capital lease, except for (i) Indebtedness described in clause (ii) or clause (iv) of the definition of “Indebtedness” which is incurred in the ordinary course of business, (ii) Indebtedness incurred in the ordinary course of business under Stratex’s existing revolving credit facility (or any replacement facility therefor) not to exceed $50,000,000 in the aggregate (including amounts outstanding as of the date of the Original Formation Agreement), (iii) refinancings of Indebtedness outstanding on the date of the Original Formation Agreement on commercially reasonable terms and (iv) loans or advances by Stratex or any of its Subsidiaries to direct or indirect wholly owned Subsidiaries of Stratex that are not obligors or guarantors of Indebtedness of a Person other than Stratex or another wholly owned Subsidiary of Stratex;

(k) make or authorize any capital expenditure other than those specifically provided for in the Stratex Budget in excess of $1,000,000 in the aggregate or $250,000 for any single capital expenditure or any related group of expenditures;

(l) other than in the ordinary course of business, enter into any Contract that would have been a Stratex Material Contract had it been entered into prior to the date of the Original Formation Agreement (other than as permitted by Section 8.1(j));

(m) make any changes with respect to accounting policies or procedures, except as required by changes in GAAP or Regulation S-X promulgated under the Exchange Act, based upon the advice of its independent auditors after consultation with Harris;

(n) settle any pending or threatened civil, criminal or administrative actions, proceedings, suits, claims, litigations, arbitrations, investigations or other proceedings for an amount to be paid by Stratex or any of its Subsidiaries in excess of $500,000 or which would be reasonably likely to have any material adverse impact on the operations of Stratex or any of its Subsidiaries, or indemnify any Person other than pursuant to a contractual obligation to do so;

(o) other than in the ordinary course of business, (i) amend or modify in any material respect, or terminate or waive any material right or benefit under, any Stratex Material Contract (other than as permitted by Section 8.1(j)) or in respect of any pending or threatened civil, criminal or administrative actions, suits, claims, litigations, arbitrations, investigations or other proceedings, or (ii) cancel, modify or waive any debts, claims or rights held by it in each case having a value in excess of $500,000;

(p) except as required by Law, make any material Tax election or take any material position on any material Tax Return filed on or after the date of the Original Formation Agreement or adopt any method therefor that is inconsistent with elections made, positions taken or methods used in preparing or filing similar Tax Returns in prior periods or settle or compromise any material Tax Liability;

(q) sell, transfer, lease, license or otherwise dispose of any material Property of Stratex or its Subsidiaries except in the ordinary course of business or for obsolete assets;

(r) sell, lease, abandon, transfer, dispose of, license or grant material rights under any material Stratex IP Rights or materially modify any existing rights with respect thereto, except in the ordinary course of business consistent with past practice, or enter into any settlement regarding (i) the infringement of any material Stratex IP Rights or (ii) the breach of any license agreements governing use of material Intellectual Property;

(s) terminate, establish, adopt, enter into, make any new grants or awards under, amend or otherwise modify, or accelerate vesting or payment under any Stratex Benefit Plans or enter into any new employment or compensatory agreements or arrangements with, or increase the salary, wage, bonus or other compensation payable or to become payable to, any directors, officers, employees or consultants of Stratex or any of the Subsidiaries; provided, however, that Stratex may increase the base salary or wage of any employee other than the 5 most highly compensated employees in the ordinary course of business and enter into new employment or compensatory arrangements with newly hired Persons if such Person would not, following his or her employment with Stratex, be one of Stratex’s 5 most highly compensated employees and is hired in the ordinary course of business as a replacement and not as part of a plan for business development; provided, further, that salary or wage increases and compensatory arrangements permitted by this Section 8.1(s) shall not, in the aggregate, exceed $1,000,000; provided, further, that Stratex may grant to its newly hired employees Stratex Options or Stratex Awards issued in the ordinary course of business consistent with past practice, with a per share price no less than the then-current market price of Stratex Common Stock and not subject to any accelerated vesting or other provision that would be triggered as a result of the consummation of the Transactions and/or termination of employment;

(t) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Stratex or any of its Subsidiaries other than any plan of dissolution of an indirect or direct wholly owned Subsidiary of Stratex that is not an obligor or guarantor of Indebtedness of a Person other than Stratex or another wholly owned Subsidiary of Stratex;

(u) take any action, including the adoption of any shareholder rights plan, which would, directly or indirectly, restrict or impair the ability of Harris or Merger Sub to vote, or otherwise to exercise the rights and benefits of a stockholder with respect to, securities of Stratex acquired or controlled or to be acquired or controlled by Harris or Merger Sub as contemplated by this Agreement or the Ancillary Agreements;

(v) take any action that is reasonably likely to result in any of the conditions to the Contribution Transaction and the Merger set forth in Section 3.1 or Section 3.2 not being satisfied; or

(w) agree or commit to do any of the foregoing.
      8.2.     Covenants of Harris. Harris covenants and agrees as to itself and its Subsidiaries that, from the date of the Original Formation Agreement until the Effective Time, unless Stratex shall otherwise approve in writing (such approval not to be unreasonably withheld or delayed), and except as otherwise expressly required or permitted by this Agreement or as required by applicable Laws, the MCD Business shall be conducted only in the ordinary and usual course and, to the extent consistent therewith, Harris and its Subsidiaries shall use their respective commercially reasonable efforts to preserve the MCD Business intact and to maintain the existing relations and goodwill of the MCD Business with Government Entities, customers, manufacturers, suppliers, distributors, creditors, lessors, employees and business associates and keep available the services of the present employees and agents of Harris and its Subsidiaries that are engaged primarily in the MCD Business. Without limiting the generality of the foregoing and in furtherance thereof, from the date of this Agreement until the Effective Time, except (i) as otherwise expressly required or permitted by this Agreement, (ii) as Stratex may approve in writing, (iii) as set forth in Section 8.2 of the Harris Disclosure Letter, (iv) as required by applicable Law or (v) in connection with the Harris Restructuring, Harris shall not and shall not permit its Subsidiaries to, with respect to the MCD Business:

(a) subject to Section 8.2(b), adopt or propose any change in any provision of the Harris Governing Documents, other than as may be necessary to effect the Harris Restructuring;

(b) merge or consolidate any of the Contributed Subsidiaries with any other Person;

(c) acquire assets Related to the MCD Business outside of the ordinary course of business from any other Person with an aggregate value or purchase price in excess of $500,000, other than capital expenditures specifically provided for in Harris’ capital expenditure budget for the MCD Business as set forth in Section 8.2(c) of the Harris Disclosure Letter (the “Harris MCD Budget”);

(d) cause or permit the MCD Business to enter into any material line of business other than the lines of business in which the MCD Business is currently engaged as of the date of the Original Formation Agreement or to distribute products other than the type of products that the MCD Business is currently distributing as of the date of the Original Formation Agreement;

(e) issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock of, or other equity interest in, the Contributed Subsidiaries, or securities convertible into, or exchangeable or exercisable for, any such shares of capital stock or other equity interest;

(f) other than in the ordinary course of business, create or incur any Encumbrance material to the MCD Business on any of the Contributed Assets or assets or shares of the Contributed Subsidiaries having a value in excess of $500,000;

(g) make any loans, advances or capital contributions to, or investments in, any Person (other than Harris or any direct or indirect wholly owned Subsidiary of Harris) which are Related to the MCD Business in excess of $500,000 in the aggregate;

(h) make or authorize any capital expenditure Related to the MCD Business other than those specifically provided for in the Harris MCD Budget in excess of $1,000,000 in the aggregate or $250,000 for any single capital expenditure or any related group of expenditures;

(i) other than in the ordinary course of business, enter into any Contract that would have been a Harris Material Contract had it been entered into prior to the date of the Original Formation Agreement;

(j) enter into any capital lease the obligations of which would be Assumed Liabilities as of the Closing Date;

(k) make any changes with respect to accounting policies or procedures which affect the MCD Business, except as required by changes in GAAP or Regulation S-X promulgated under the Exchange Act, based upon the advice of its independent auditors;

(l) settle any pending or threatened civil, criminal or administrative actions, proceedings, suits, claims, litigations, arbitrations, investigations or other proceedings Related to the MCD Business for an amount to be paid by Harris or any of its Subsidiaries in excess of $500,000 or which would be reasonably likely to have any material adverse impact on the MCD Business or provide an indemnity Related to the MCD Business to any Person other than pursuant to a contractual obligation to do so;

(m) other than in the ordinary course of the MCD Business, (i) amend or modify in any material respect, or terminate or waive any material right or benefit under, any Harris Material Contract or in respect of any pending or threatened civil, criminal or administrative actions, suits, claims, litigations, arbitrations, investigations or other proceedings Related to the MCD Business, or (ii) cancel, modify or waive any debts, claims or rights held by it which are Related to the MCD Business, in each case having a value in excess of $500,000;

(n) sell, transfer, lease, license or otherwise dispose of any material Property of Harris or its Subsidiaries that would otherwise be Contributed Assets or Contributed Subsidiaries except in the ordinary course of business or for obsolete assets;

(o) sell, lease, abandon, transfer, dispose of, license or grant material rights under any material Harris IP Rights or Harris Licensed Intellectual Property or materially modify any existing rights with respect thereto, in each case to the extent Related to the MCD Business, except in the ordinary course of business consistent with past practice, or enter into any settlement regarding (i) the infringement of any material Harris IP Rights or Harris Licensed Intellectual Property or (ii) the

breach of any license agreements governing use of Harris IP Rights or Harris Licensed Intellectual Property;

(p) terminate, establish, adopt, enter into, make any new grants or awards under, amend or otherwise modify, or accelerate vesting or payment under any Harris Benefit Plans to any MCD Employee or enter into any new employment or compensatory agreements or arrangements with, or increase the salary, wage, bonus or other compensation payable or to become payable to, any MCD Employee or consultants to the MCD Business; provided, however, that Harris may increase the base salary or wage of any MCD Employee other than the 5 most highly compensated MCD Employees in the ordinary course of business and enter into new employment or compensatory arrangements with newly hired Persons who, following their employment by Harris, would be an MCD Employee, if such Person would not, following such employment, be one of the 5 most highly compensated MCD Employees and is hired in the ordinary course of business as a replacement and not as part of a plan for business development; provided, further, that salary or wage increases and compensatory arrangements permitted by this Section 8.2(p) shall not, in the aggregate, exceed $1,000,000; provided, however, that Harris may grant to newly hired Persons who, following their employment by Harris, would be MCD Employees options to purchase Harris Common Stock or other Harris equity awards issued in the ordinary course of business consistent with past practice, with a per share price no less than the then-current market price of Harris Common Stock and not subject to any accelerated vesting or other provision that would be triggered as a result of the consummation of the Transactions and/or termination of employment; notwithstanding the foregoing provisions of this Section 8.2(p), nothing in this Section 8.2(p) shall prevent Harris from (i) terminating, establishing, adopting, entering into, amending or otherwise modifying any Harris Benefit Plan so long as such action is applied consistently to all employees of Harris who participate in such Harris Benefit Plan (including MCD Employees) or (ii) making new grants or awards under any Harris Benefit Plan to MCD Employees so long as such grants or awards are a part of a Harris-wide Compensation review, and the review of MCD Employees and any resulting grants or awards are made in the ordinary course of business and are consistent with awards made to employees who are allocated to other divisions of Harris;

(q) take any action that is reasonably likely to result in any of the conditions to the Contribution Transaction and the Merger set forth in Section 3.1 or Section 3.2 not being satisfied; or

(r) agree or commit to do any of the foregoing.

ARTICLE IX
Additional Agreements
      9.1.     Acquisition Proposals. (a) Stratex agrees that neither it nor any of its Subsidiaries nor any of their respective officers, directors, employees, agents and representatives (any such Persons, including any investment banker, attorney or accountant, a “Representative”) shall, directly or indirectly, initiate, solicit, encourage or facilitate any inquiries or the making or implementation of any proposal or offer with respect to (i) a merger, consolidation, share exchange, reorganization or other business combination transaction involving Stratex, (ii) any acquisition of any equity or other ownership interests in Stratex or any of its Subsidiaries representing, in the aggregate, 15% or more of the total voting power or economic interest of all of the outstanding equity or other ownership interest in Stratex or an economic interest of equivalent value in any Subsidiary of Stratex or (iii) any acquisition of assets of Stratex or any of its Subsidiaries representing 15% or more of the total assets of Stratex and its Subsidiaries, taken as a whole (any such inquiry, proposal or offer being hereinafter referred to as an “Acquisition Proposal”). Stratex further agrees that neither it nor any of its Subsidiaries nor any of their respective Representatives shall, directly or indirectly, provide any confidential or non public information or data to, or engage or participate in any discussions or negotiations with, any Person relating to an Acquisition Proposal, or otherwise encourage or facilitate any effort or attempt by any Person, in each case, other than Harris, Newco or Merger Sub, to make or implement an Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent Stratex or the Stratex Board from (i) complying with its disclosure obligations under Sections 14d-9 and 14e-2 of the Exchange Act and the rules thereunder with regard to an Acquisition Proposal or making any disclosures to holders of Stratex Common Stock that the Stratex Board determines in good faith (after consultation with outside counsel) that the Stratex Board is required to make in order to comply with its fiduciary duties to the holders of Stratex Common Stock under the DGCL (but if any disclosure made to effect such compliance has the substantive effect of withdrawing, or modifying or qualifying in any manner adverse to Harris, the Board Recommendation or Board Approval or recommending or approving another Acquisition Proposal (each, a “Change In Recommendation”), Harris shall have the right to terminate this Agreement pursuant to Section 11.1(c)(i)) or (ii) at any time prior to, but not after, the Stratex Requisite Vote is obtained: (A) providing confidential or non public information in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal (assuming, for this purpose only, that all references to “15% or more” in the definition of such term were changed to “a majority”) which did not result from a breach of this Section 9.1 (a “Qualifying Acquisition Proposal”); (B) engaging or participating in any discussions or negotiations with any Person who has made a Qualifying Acquisition Proposal; or (C) approving or recommending to the holders of shares of Stratex Common Stock a Qualifying Acquisition Proposal (or agreeing to take any such action), if and only to the extent that, (1) in the case of any action described in clause (A), (B) or (C) above, after consulting with outside legal counsel the Stratex Board determines in good faith that failing to take such action would constitute a breach by the directors of Stratex of their fiduciary duties under applicable Law; (2) prior to taking any action described in clause (A) or (B) above, Stratex and the other Person referred to in such clauses execute and deliver a written confidentiality agreement on terms substantially similar to those contained in the Confidentiality Agreement; (3) in the case of any action described in clause (B) or (C) above, the Stratex Board determines in good faith and after consulting with its financial advisors and outside counsel that the Qualifying Acquisition Proposal referred to in such clauses is (x) more favorable from a financial point of view to Stratex’s stockholders than the Transactions after taking into account any Revised Terms offered by Harris before such action is taken and all other relevant factors (including but not limited to the probability that such Qualifying Acquisition Proposal will be consummated and the time required to effect such consummation) and (y) reasonably likely to be consummated taking into account all legal, financial, regulatory (including, without limitation, any antitrust or competition approvals or non objections) and other relevant factors (any such Qualifying Acquisition Proposal, a “Superior Proposal”) or, in the case of clause (B) only, is reasonably likely to lead to a Superior Proposal; (4) before taking any of the actions described in clause (B) or (C) above, Stratex shall have provided written notice to Harris of Stratex’s or the Stratex Board’s intention to take such action, at least five (5) Business Days (in the case of the first Qualifying Acquisition Proposal made by such Person) or one (1) Business Day (in the case of any subsequent Qualifying Acquisition Proposal made by such Person) shall have elapsed since the date on which Harris received such notice and Stratex shall have complied with the provisions of Section 9.1(c). Any determination required or permitted to be made by the Stratex Board after the date of the Original Formation Agreement under this Agreement shall be sufficient if approved by a majority of the total number of members thereof at a meeting duly called and held and at which a quorum was present and acting throughout.
      (b) Stratex agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person conducted prior to the Original Formation Agreement Date with respect to any Acquisition Proposal. Stratex will promptly request each Person that has heretofore executed a confidentiality agreement in connection with its consideration of a transaction with Stratex to return or destroy all confidential information furnished prior to the execution of this Agreement to or for the benefit of such Person by or on behalf of Stratex or any of its Subsidiaries and to destroy all summaries, analyses or extracts of or based upon such information in the possession of such Person or any of its Representatives. Stratex agrees that it will take the necessary steps to promptly inform its Representatives of the obligations undertaken in this Section 9.1. None of Stratex or any of its Subsidiaries will waive any provision of any confidentiality or standstill agreement to which it is a party without the prior written consent of Harris.

      (c) Stratex agrees that it will notify Harris as promptly as practicable (and, in any event, within 24 hours) if any inquiries, proposals or offers with respect to any Acquisition Proposal or potential Acquisition Proposal are received by, any information relating thereto is requested from, or any discussions or negotiations relating thereto are sought to be initiated or continued with, it or any of its Representatives, indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposal or offer and thereafter shall keep Harris informed, on a current basis, as to the status and terms of any such proposal or offer and the status of any such discussions or negotiations. Stratex also agrees to provide any information to Harris that it is providing to another Person pursuant to this Section 9.1 at the same time it provides it to such other Person. Stratex agrees that during the five- and one-Business Day periods described in subclause (4) of clause (ii) of the proviso in Section 9.1(a) and in Section 9.2, Stratex shall negotiate in good faith with Harris with respect to any revisions to the terms of the transactions contemplated by this Agreement proposed by Harris. Any such revisions which Harris offers in writing to make which, if accepted by Stratex, would be legally binding on the parties to this Agreement are referred to herein as “Revised Terms”. Stratex agrees that any material amendment to any Qualifying Acquisition Proposal will be deemed to be a new Qualifying Acquisition Proposal for purposes of this Section 9.1 and Section 9.2.
      9.2.     Board Recommendation. The Stratex Board shall not make a Change In Recommendation at any time prior to such time that the Stratex Requisite Vote is obtained unless: (i) Stratex shall have provided written notice to Harris that the Stratex Board intends to take such action, at least five (5) Business Days shall have elapsed since the date on which Harris received such notice and Stratex shall have complied with the applicable provisions of Section 9.1(c), (ii) the Stratex Board shall have determined in good faith, after consulting with its outside legal counsel and financial advisors and taking into account any Revised Terms, that failing to take such action would be a breach by the directors of Stratex of their fiduciary duties under applicable Law and (iii) if the Change In Recommendation is being made primarily as a result of an Acquisition Proposal, such Acquisition Proposal is a Superior Proposal (it being agreed and understood by the parties that any Change in Recommendation shall not alter the Stratex Board’s approval of the Transactions (including for purposes of Section 203 of the DGCL)). Unless and until the Board Recommendation has been withdrawn as permitted by this Agreement, the Board Approval and Board Recommendation shall be included in the Proxy Statement/ Prospectus and the Stratex Board shall take all reasonable and lawful action to solicit the adoption of this Agreement by the holders of shares of Stratex Common Stock by the Stratex Requisite Vote at the Stratex Stockholders Meeting.
      9.3.     SEC Filings; Information Supplied; Stratex Stockholders Meeting. (a) As promptly as practicable after the date of the Original Formation Agreement, Harris and Stratex shall prepare, and Newco shall file with the SEC, the Registration Statement. Harris and Stratex shall use their reasonable best efforts to have (i) the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and (ii) the Prospectus/ Proxy Statement to be mailed to the holders of Stratex Common Stock as promptly as practicable after such effectiveness.
      (b) Each of Harris and Stratex agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or any of its Subsidiaries for inclusion or incorporation by reference in (i) the Registration Statement or any amendment or supplement thereto will, at the time the Registration Statement or any such amendment becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Prospectus/ Proxy Statement and any amendment or supplement thereto will, at the date of mailing to the stockholders of Stratex and at the time of the Stratex Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Harris and Stratex will cause the Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder.

      (c) Each party shall provide to the other party and its counsel (i) any comments or other communications, whether written or oral, that such party or its counsel may receive from time to time from the SEC or its staff with respect to the Registration Statement or Prospectus/ Proxy Statement, promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating in any discussions or meetings with the SEC.
      (d) No amendment or supplement to any of the Registration Statement or the Proxy Statement/ Prospectus will be made by any party without the approval of the other parties, which will not be unreasonably withheld or delayed, except as may be required by applicable Law.
      (e) Each party shall advise the other parties and their respective counsel, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the shares of Common Stock in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for any amendment to the Registration Statement or Prospectus/ Proxy Statement of or comments thereon and responses thereto or requests by the SEC for additional information. If, at any time before the Stratex Requisite Vote has been obtained, Harris or Stratex discovers any information relating to either party or Newco, or any of their respective Subsidiaries, officers or directors, that should be set forth in an amendment or supplement to the Registration Statement or Prospectus/ Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties and the parties will cooperate with each other in order to promptly file with the SEC and, to the extent required by applicable Law, disseminate to the stockholders of Stratex, an appropriate amendment or supplement describing such information. Harris, Stratex, Newco and Merger Sub shall use their reasonable best efforts to take any action required to be taken under any applicable state securities laws in connection with the Contribution Transaction and the Merger and each party shall furnish all information concerning it and the holders of its capital stock as may be reasonably requested in connection with any such action.
      (f) Stratex will take, in accordance with applicable Law and the Stratex Governing Instruments, all action necessary to call, give notice of, convene and hold a meeting of its stockholders (the “Stratex Stockholders Meeting”) as promptly as practicable after the S-4 Registration Statement is declared effective, and in any event will use its reasonable best efforts to convene the Stockholders Meeting not later than 120 days after the date of the Original Formation Agreement (or, if later, not more than 60 days after effectiveness of the Registration Statement), to consider and vote upon the adoption of this Agreement. Stratex shall submit this Agreement to the holders of Stratex Common Stock for adoption by them at the Stockholders Meeting (and shall use its reasonable best efforts to do so within the time periods prescribed herein) whether or not the Board of Directors makes a Change In Recommendation after the date of the Original Formation Agreement.
      9.4.     Filings; Other Actions; Notification. (a) Subject to the terms and conditions of this Agreement, each party shall cooperate with the other party and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate the Transactions as soon as practicable, including (i) preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings (including the notification and required form under the HSR Act and any other notifications or filings required by any other applicable foreign antitrust or competition laws required to be filed to consummate the Transactions), (ii) to obtain as promptly as practicable all consents, waivers, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party or any Government Entity in order to consummate the Transactions and (iii) to cause the other conditions set forth in ARTICLE X over which it has influence or control to be satisfied; and provided, however, that nothing in this Section 9.4(a) shall require, or be construed to require, Newco, Harris, Stratex or any of their Subsidiaries to take or to refrain from taking any action, or to agree to any restriction, limitation, hold separate, divestiture or other sanction, remedy or compromise, with respect to any asset or operation of any of them.
      (b) Subject to applicable Laws relating to the exchange of information, (i) each party shall keep the other apprised of the status of matters relating to completion of the Transactions, including promptly furnishing the other with copies of notices or other communications received by such party or any of its Subsidiaries from any third party or any Government Entity with respect to any of the Transactions, (ii) each party shall have the right to review in advance, and to the extent practicable will consult the other parties on, all of the information relating to such party or any of its Subsidiaries that appears in any filing made with, or written materials submitted to, any third party or any Government Entity in connection with any of the Transactions, (iii) each party shall provide the other parties with copies of all correspondence between it (or its advisors) and any Government Entity relating to the transactions contemplated by this Agreement, (iv) to the extent reasonably practicable, all telephone calls and meetings with a Government Entity regarding any of the Transactions shall include representatives of Harris and Stratex and (v) Stratex and Harris shall (A) promptly give the other written notice of any litigation commenced after the date of the Original Formation Agreement against Harris, Stratex or any of their respective directors or Subsidiaries relating to any of the Transactions, (B) keep the other reasonably informed regarding any such litigation and (C) give the other the opportunity to participate fully in the conduct of the defense or the settlement of any such litigation and neither Harris nor Stratex shall settle any such litigation without the other’s prior written consent. In exercising the foregoing rights, each of Stratex and Harris shall act reasonably and as promptly as practicable; provided, however, that none of Stratex, Harris or Newco shall be required to comply with clause (ii) or (iii) if it has been advised by outside counsel that by doing so it is reasonably likely that it would be sharing sensitive information regarding the competitive position of Harris or Stratex, as the case may be, prior to the receipt of the appropriate Governmental Authorizations; provided, further, that documents produced in response to Item 4C on the pre-merger report form under the HSR Act and the rules and regulations promulgated thereunder shall be deemed to be competitively sensitive and neither party shall be required to share such documents pursuant to this Section 9.4(b) prior to the receipt of the appropriate Governmental Authorizations.
      (c) To the extent permitted by applicable Law, Stratex and Harris each shall, upon request by the other, furnish the other with all information concerning itself, its affiliates, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any other statement, filing, notice or application made by or on behalf of Newco, Harris, Stratex or any of their respective Subsidiaries to any third party and/or any Government Entity in connection with any of the Transactions.
      (d) Each party shall promptly notify the other parties in writing of: (i) the discovery by such party of any event, condition, fact or circumstance that occurred or existed on or prior to the date of the Original Formation Agreement which caused or represents a material breach of, or a material inaccuracy in, any representation or warranty made by such party in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of the Original Formation Agreement which would have caused or represented a material breach of, or a material inaccuracy in, any representation or warranty made by such party in this Agreement if (y) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, or (z) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of the Original Formation Agreement; (iii) any material breach of any covenant or obligation of such party in this Agreement; and (iv) any event, condition, fact or circumstance that would make the timely satisfaction of any condition set forth in ARTICLE X impossible or reasonably unlikely to occur or that has had or could reasonably be expected to have, in the case of Harris, a Harris Material Adverse Effect or, in the case of Stratex, a Stratex Material Adverse Effect. No notification given pursuant to this Section 9.4(d) shall limit or otherwise affect any of the representations, warranties, covenants or obligations of the parties contained in this Agreement.
      9.5.     Tax Matters. (a) Harris Liability for Income Taxes. Harris shall be liable for any Income Taxes imposed with respect to the Contributed Assets for the Tax periods, or portions thereof, ended on or before the Closing Date.
      (b) Newco Liability for Income Taxes. Newco (or one of its Subsidiaries) shall be liable for Income Taxes imposed with respect to the Contributed Assets for any Tax period, or portion thereof, beginning after the Closing Date.
      (c) Proration of Income Taxes. To the extent necessary to determine the liability for Income Taxes for a portion of a Tax year or period that begins before and ends after the Closing Date, the determination of the Income Taxes for the portion of the year or period ending on, and the portion of the Tax year or period beginning after, the Closing Date shall be determined by assuming that the Tax year or period ended as of the close of business on the Closing Date.
      (d) Tax Returns.
      (i) Harris shall file or cause to be filed when due all Income Tax Returns that are required to be filed by or with respect to the Contributed Assets for Tax years or periods ending on or before the Closing Date and shall pay any Income Taxes due in respect of such Income Tax Returns and Newco (or one of its Subsidiaries) shall file or cause to be filed when due all Income Tax Returns that are required to be filed by or with respect to the Contributed Assets for Tax years or periods ending after the Closing Date and shall pay any Income Taxes due in respect of such Income Tax Returns. Harris shall pay Newco (or one of its Subsidiaries) any Income Taxes for which Harris is liable pursuant to Section 9.5(a) (but which are payable with Income Tax Returns to be filed by Newco (or one or its Subsidiaries) pursuant to the previous sentence) within five (5) days prior to the due date for the filing of such Income Tax Returns.
      (ii) If Harris shall be liable hereunder for any portion of the Income Tax shown due on any Income Tax Return required to be filed by Newco (or one of its Subsidiaries) to the extent Harris is liable for such Income Tax pursuant to Section 9.5(a), the party preparing such Income Tax Return shall deliver a copy of the relevant portions of such Income Tax Return to Harris for its review and approval not less than 30 days prior to the date on which such Income Tax Returns are due to be filed (taking into account any applicable extensions). If the parties disagree as to any item reflected on any such return, Harris shall determine how the disputed items are reflected, if at all, after reasonable consultation with Newco.
      (e) Contest Provisions. Newco or one of its Subsidiaries shall promptly notify Harris in writing upon receipt of notice of any pending or threatened audits or assessments with respect to Income Taxes for which Harris (or one of its Affiliates) may be liable hereunder. Harris shall be entitled to participate at its expense in the defense of any Income Tax audit or administrative or court proceeding relating to Income Taxes for which it may be liable, and to employ counsel of its choice at its expense. Harris shall promptly notify Newco in writing upon receipt of notice of any pending or threatened audits or assessments with respect to Income Taxes for which Newco (or one of its Subsidiaries) may be liable hereunder. Newco shall be entitled to participate at its expense in the defense of any Income Tax audit or administrative or court proceeding relating to Income Taxes for which it may be liable, and to employ counsel of its choice at its expense. Neither Harris nor Newco (or one of its Subsidiaries) may agree to settle any claim for Income Taxes for which the other may be liable without the prior written consent of such other party, which consent shall not be unreasonably withheld.
      (f) Use of Refunds and Overpayments. If, after the Closing, Newco (or one of its Subsidiaries) (i) receive any refund, or (ii) utilize the benefit of any overpayment or prepayment of Income Taxes imposed with respect to the Contributed Assets for a period for which Harris is liable under Section 9.5(a), Newco (or one of its Subsidiaries) shall promptly transfer, or cause to be transferred, to Harris the entire amount of the refund or overpayment (including interest) received or utilized by Newco (or one of its Subsidiaries). If, after the Closing, Harris (or one of its Affiliates) (i) receives any refund, or (ii) utilizes the benefit of any overpayment or prepayment of Income Taxes imposed with respect to the Contributed Assets for a period for which Newco is liable under Section 9.5(b), Harris (or its Affiliate) shall promptly transfer, or cause to be transferred, to Newco the entire amount of the refund or overpayment (including interest) received or utilized by Harris (or one of its Affiliates). Newco and Harris each agree to notify the other promptly of both the discovery of a right to claim any such refund or overpayment and the receipt of any such refund or utilization of any such overpayment. Newco and Harris each agree to claim (or to cause the relevant Subsidiary or Affiliate to claim) any of its Subsidiaries to claim) any such refund or to utilize any such overpayment as soon as possible and to furnish to the other all information, records and assistance necessary to verify the amount of the refund or overpayment.
      (g) Other Taxes. All Taxes that are not Income Taxes that are imposed with respect to the Contributed Assets (including any Transfer Taxes) shall be paid by Newco. Any Tax Returns that must be filed in connection with such Taxes shall be prepared by the party primarily or customarily responsible under applicable local Law for filing such Tax Returns, and such party shall deliver a copy of the relevant portions of such Tax Return to Newco for its review and approval not less than thirty (30) days prior to the date on which such Tax Return is due to be filed (taking into account any applicable extensions); provided, however, that the final determination of the items to be reflected on such Tax Return shall be made by the party filing such Tax Return, after reasonable consultation with Newco. Harris or one of its Affiliates shall promptly notify Newco in writing upon receipt of notice of any pending or threatened audits or assessments with respect to Taxes for which Newco may be liable hereunder, and Newco shall have full control over such proceeding with respect to such Taxes.
      (h) Employee Withholding and Reporting Matters. With respect to those MCD Employees who are employed by Newco within the same calendar year as the Closing, Newco shall, in accordance with and to the extent permitted pursuant to Revenue Procedure 96-60, 1996-60 C.B. 399, assume all responsibility for preparing and filing Form W-2, Wage and Tax Statement, Form W-3, Transmittal of Income and Tax Statements, Form 941, Employer’s Quarterly Federal Tax Return, Form W-4, Employee’s Withholding Allowance Certificate and Form W-5, Earned Income Credit Advance Payment Certificate. Harris and Newco agree to comply with the procedures described in Section 5 of the Revenue Procedure 84-77.
      (i) Post-Closing Assistance. In connection with the preparation of Tax Returns required to be filed by Newco, the Surviving Corporation or the Contributed Subsidiaries following the Closing, Harris shall provide such documentation and other assistance as may be reasonably requested by Newco in order to permit the timely preparation and filing of such Tax Returns including, without limitation, reasonable access to information, books and records and Tax Returns and workpapers relating to the MCD Business for Taxable periods or portions thereof preceding the Closing.
      (j) No Other Indemnification. Any amount to be indemnified or paid over pursuant to this Section 9.5 may not be the subject of an indemnity claim pursuant to ARTICLE XII.
      (k) Other. Stratex agrees that it will not, and Newco agrees that it will not cause Stratex to, for at least two years following the Closing, distribute to Newco a significant amount of any assets that were owned by Stratex at the Effective Time.
      9.6.     Ancillary Agreements. At the Closing, Harris shall, and shall cause each of its Subsidiaries that is a party to an Ancillary Agreement to, execute each Ancillary Agreement to which it is a party, and Newco shall execute and deliver each Ancillary Agreement.
      9.7.     Restructuring; Harris Intercompany Liabilities. Harris shall cause the consummation of the restructuring events set forth on Schedule O (the “Harris Restructuring”) and shall further be permitted to take all necessary actions to fulfill its obligations under this Section 9.7 notwithstanding any restriction imposed on Harris pursuant to Section 8.2. The parties agree, on behalf of themselves, each of their Subsidiaries and Newco, all Harris Intercompany Liabilities shall be extinguished and shall terminate at the Effective Time without the payment of any consideration or any other action by any Person and the parties shall take all actions necessary or desirable to evidence such extinguishment and termination.

      9.8.     Transfer and Assignment of Excluded Assets by Contributed Subsidiary. Harris shall notify Stratex in advance of, and make available to Stratex in a timely manner for review all agreements, instruments and other documentation relating to, any Transfer of Excluded Assets prior to the Closing by any Contributed Subsidiary to Harris or any of its Retained Subsidiaries.
      9.9.     Insurance Proceeds. To the extent they are assignable without the insurer’s consent or any such required consent is obtained, Harris shall, or shall cause its Subsidiaries to, assign to Newco all rights Harris or any of its Subsidiaries have with respect to Assumed Liabilities under third party insurance policies. Harris agrees to use its commercially reasonable efforts to obtain any consents of any insurance companies or other third parties required to effect such assignments. If such rights are not assignable, Harris agrees to pay any insurance proceeds received by it or any of its Subsidiaries in respect of such rights to Newco promptly upon the receipt thereof.
      9.10.     Listing and De-listing. (a) Newco and Harris shall use all reasonable efforts to cause (i) the shares of Class A Common Stock to be issued in the Merger, (ii) the shares of Class A Common Stock to be reserved for issuance upon the exercise of the Stratex Options, Stratex Awards and future grants of options or stock-based awards by Newco and (iii) the shares of Class A Common Stock reserved for issuance upon conversion of the Class B Common Stock, to be approved for listing on NASDAQ, in each case subject to official notice of issuance, on or prior to the Closing Date.
      (b) The Surviving Corporation shall use its best efforts to cause the shares of Stratex Common Stock to be no longer quoted on NASDAQ and de registered under the Exchange Act as soon as practicable following the Effective Time.
      9.11.     Governance. (a) On or prior to the Effective Time, the parties shall take all necessary action to cause the nine individuals specified in Section 3.01 of the Investor Agreement to be appointed as the only members of the Board of Directors of Newco as of the Effective Time.
      (b) On or prior to the Effective Time, the parties shall take all necessary action to cause the persons indicated in Schedule J to be elected or appointed as officers of Newco in the capacities specified in such Schedule.
      (c) The name of Newco shall be “Harris Stratex Networks, Inc.,” subject to modification after the Closing in accordance with the DGCL.
      9.12.     Section 16 Matters. Assuming that Harris and Stratex deliver to Newco the Section 16 Information reasonably in advance of the Effective Time, the Board of Directors of Newco, or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall prior to the Effective Time adopt a resolution sufficient to exempt the acquisition by the Insiders of Common Stock (including restricted shares of such stock or options to purchase shares of such stock) pursuant to the Transactions from liability under Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder. “Section 16 Information” shall mean information accurate in all material respects regarding the Insiders, the number of shares of the capital stock held by each such Insider, and the number and description of options, stock appreciation rights, restricted shares and other stock-based awards held by each Insider. “Insiders” shall mean those Persons who will be subject to the reporting requirements of Section 16(a) of the Exchange Act as an officer or director of Newco (including Harris as a deputized director).
      9.13.     Affiliates. Stratex shall use all reasonable efforts to cause each person who is an Affiliate of Stratex to deliver to Newco, as soon as reasonably practicable and in any event prior to the Stratex Stockholders Meeting, a written agreement substantially in the form attached as Exhibit 13.
      9.14.     Access; Financial Reporting. (a) Subject to applicable Law, upon reasonable notice, each of Stratex and Harris shall (and shall cause its Subsidiaries to) afford the other’s Representatives (including, for this purpose, environmental consultants) reasonable access, during normal business hours throughout the period prior to the Effective Time, to its properties, books, contracts and records and, during such period, each shall (and shall cause its Subsidiaries to) furnish promptly to the other all information concerning its business, properties and personnel as may reasonably be requested; provided, however, that notwithstanding the foregoing (i) Harris shall only be required to provide (A) such access to the properties, books, contracts and records which are Related to the MCD Business and (B) such information with respect to the MCD Business, properties which are included in the Contributed Assets and MCD Employees, (ii) no investigation pursuant to this Section 9.14 shall affect or be deemed to modify any representation or warranty made by Stratex or Harris, (iii) neither Stratex or Harris shall be required to (A) permit any inspection, or to disclose any information, that its reasonable judgment would result in the disclosure of any trade secrets of third parties or violate any obligations it or any of its Subsidiaries have with respect to confidentiality if it shall have used reasonable efforts to obtain the consent of such third party to such inspection or disclosure or (B) disclose any information of it or any of its Subsidiaries which is subject to the attorney-client privilege. All requests for information made pursuant to this Section 9.14 shall be directed to an executive officer of Stratex or Harris, as the case may be, or such Person as may be designated by either of their executive officers, as the case may be. All such information shall be subject to the Confidentiality Agreement.
      (b) Harris and Stratex shall furnish to the other copies of its customary monthly management financial statements (in the case of Harris, such statements to be limited to these relating to the MCD Business) promptly after they are circulated to such party’s senior management. All such information shall be subject to the Confidentiality Agreement.
      9.15.     Further Assurances. From time to time after the Closing Date, each party hereto shall, and shall cause its Subsidiaries, promptly to execute, acknowledge and deliver any other assurances, documents or instruments reasonably requested by any other party hereto which are necessary (or reasonably required) in order for the requesting party to satisfy its obligations hereunder, complete and perfect the Contribution of the Contributed Assets and the assumption of the Assumed Liabilities, consummate the Merger or receive the benefits of the transactions contemplated hereby.
      9.16.     Publicity. Neither Harris nor Stratex will, and neither Harris nor Stratex will permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning the Contribution Transaction, the Merger or the other Transactions without the prior consent (which consent shall not be unreasonably withheld) of Harris, in the case of a proposed announcement or statement by Stratex or any of its Subsidiaries, or Stratex, in the case of a proposed announcement or statement by Harris or any of its Subsidiaries, including announcements scheduling press conferences regarding the Contribution Transaction, the Merger or the other Transactions with investors, analysts or members of the press; provided, however, that either party may, without the prior consent of the other party, (i) issue or cause the publication of any press release or other public announcement to the extent it is advised by outside counsel that such publication is or is likely to be required by Law or any listing agreement with any national stock exchange and the parties hereto are unable to agree on the content and terms of publication of such publication after engaging in good faith discussions relating thereto and (ii) make public statements (but may not publish any press release) that are consistent with the parties’ prior public disclosures after the date of the Original Formation Agreement regarding the Contribution Transaction, the Merger or the other Transactions.
      9.17.     Expenses. Newco shall pay all charges and expenses, including those of the Exchange Agent, in connection with the transactions contemplated in ARTICLE VI. Except as otherwise provided in Section 11.2, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expense, except that expenses incurred by Newco or Merger Sub, the filing fees for the HSR notification and the Registration Statement and expenses incurred in connection with the publishing, printing or mailing of the Proxy Statement/ Prospectus (but not the attorney’s fees related thereto, which shall be paid by the party incurring such expense) shall be shared equally by Harris and Stratex.
      9.18.     Indemnification; Directors’ and Officers’ Insurance. (a) Newco agrees that, from and after the Effective Time, it will cause the Surviving Corporation for a period of six years from the Effective Time to indemnify and hold harmless each past and present director and officer of Stratex or any of its

Subsidiaries (in each case, for acts or failures to act in such capacity) (collectively, the “D&O Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that Stratex would have been permitted under Delaware law and its certificate of incorporation or bylaws as in effect on the date of the Original Formation Agreement to indemnify such Person (and Newco shall also advance expenses as incurred to the fullest extent permitted under applicable Law; provided, however, that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification).
      (b) Any D&O Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 9.18, shall notify Newco promptly after learning of any such claim, action, suit, proceeding or investigation. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Newco shall have the right to assume the defense thereof and, if Newco agrees to assume such defense, Newco shall not be liable to such D&O Indemnified Parties for any legal expenses of such D&O Indemnified Parties’ counsel or any other expenses incurred by such D&O Indemnified Parties after Newco assumes such defense, (ii) the D&O Indemnified Parties will cooperate, at Newco’s expense, in the defense of any such matter, and (iii) Newco shall not be liable for any settlement effected without its prior written consent; provided, however, that Newco shall not have any obligation hereunder to any D&O Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such D&O Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.
      (c) For a period of six years after the Effective Time, Newco shall cause the Surviving Corporation to maintain Stratex’s existing officers’ and directors’ liability insurance (“D&O Insurance”) covering those Persons who are covered by Stratex’s D&O Insurance in effect as of the date of the Original Formation Agreement so long as the annual premium therefor is not in excess of 200% of the last annual premium paid prior to the date of the Original Formation Agreement, which is set forth in Section 9.18 of the Stratex Disclosure Letter (the “Current Premium”); provided, however, that if the existing D&O Insurance exceeds 200%, expires, is terminated or cancelled during such six-year period, the Surviving Corporation shall obtain as much D&O Insurance as can be obtained for the remainder of such period for a premium not in excess (on an annualized basis) of 200% of the Current Premium (such 200% amount, the “Maximum Annual Premium”). In lieu of purchasing D&O Insurance pursuant to the immediately preceding sentence, Stratex may purchase a six-year “tail” prepaid policy prior to the Effective Time on terms and conditions no less advantageous to the D&O Indemnified Parties than the existing D&O Insurance maintained by Stratex; provided, that the amount paid by Stratex shall not exceed two (2) times the Maximum Annual Premium. Stratex shall cooperate with Harris in good faith to explore the possibility of satisfying the obligations of Newco under this Section 9.18(c) by purchasing a “tail” period policy satisfying the requirements of this Section 9.18(c). If such “tail” prepaid policy has been obtained by Stratex prior to the Closing, the Surviving Corporation shall, and Newco shall cause the Surviving Corporation to, maintain such policy in full force and effect, for its full term, and continue to honor their respective obligations thereunder, and all other obligations under this Section 9.18(c) shall terminate.
      (d) If Newco or any of its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Newco shall assume all of the obligations set forth in this Section 9.18.
      (e) The obligations under this Section 9.18 shall not be terminated, amended or otherwise modified in such a manner as to adversely affect any D&O Indemnified Party without the prior written consent of such affected D&O Indemnified Party. Each of the D&O Indemnified Parties are intended to be third party beneficiaries of this Section 9.18, with full rights of enforcement as if a party thereto. The rights of the D&O Indemnified Parties under this Section 9.18 shall be in addition to, and not in substitution for, any other rights that such persons may have under the certificate or articles of incorporation, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by Newco or any of its Subsidiaries, or applicable Law (whether at law or in equity).
      9.19.     Takeover Statute. If any Takeover Statute is or may become applicable to the shares of Stratex Common Stock, the Contribution Transaction, the Merger or the other Transactions, Stratex and its Board of Directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such Takeover Statute on shares of Stratex Common Stock, the Contribution Transaction, the Merger or the other Transactions.
ARTICLE X
Conditions
      10.1.     Conditions to Harris’ and Stratex’s Obligations to Effect the Transactions. The obligations of Harris and Stratex to effect the Contribution Transactions and the Merger, respectively, are subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a) Stockholder Approval. Stratex shall have obtained the Stratex Requisite Vote;

(b) Listing. The shares of (i) Class A Common Stock to be issued in the Merger, (ii) the shares of Class A Common Stock to be reserved for issuance upon the exercise of the Stratex Options and Stratex Awards and (iii) the shares of Class A Common Stock reserved for issuance upon conversion of the Class B Common Stock, shall have been authorized for listing on NASDAQ, in each case subject to official notice of issuance.

(c) Required Regulatory Approvals. The waiting period applicable to the consummation of the Contribution Transaction, the Merger and the other Transactions under the HSR Act shall have expired or been terminated, and all other Governmental Authorizations required to be made or obtained by Harris, Stratex or any of their Subsidiaries in connection with the consummation of the Transactions shall have been obtained or made other than those the failure of which to make or obtain would not, individually or in the aggregate, be reasonably likely to (i) have a material adverse effect on the results of operations, financial condition, cash flows, assets, liabilities or business of Newco and its Subsidiaries, taken as a whole, after the Closing or (ii) result in criminal liability or other material sanctions for any director or officer of Harris, Stratex or Newco (collectively, the “Required Governmental Authorizations”).

(d) Registration Statement. The Registration shall have become effective under the Securities Act and shall not be the subject of any stop order or any proceeding seeking a stop order.

(e) No Restraints. No statute, law, ordinance, rule, regulation, judgment, order, writ, injunction, decree or award (whether temporary, preliminary or permanent) enacted, issued, promulgated, enforced or entered by any Government Entity is in effect and restrains, enjoins or otherwise prohibits consummation of any of the Transactions (collectively, an “Order”).

(f) Newco and Merger Sub. Newco and Merger Sub shall have performed in all material respects all of their respective obligations under this Agreement that are required to be performed at or prior to the Closing.
      10.2.     Conditions to Harris’ Obligation to Effect the Contribution Transaction. The obligation of Harris to effect the Contribution Transaction is also subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of Stratex set forth in Section 7.1(b), Section 7.1(c), Section 7.1(d)(ii)(A), Section 7.1(k) and Section 7.1(u) of this Agreement shall be true and correct in all material respects as of the date of the Original

Formation Agreement and as of and as if made on the Closing Date (except that any such representation and warranty which is expressly given as of a specified date on or prior to the date of the Original Formation Agreement need only be true and correct as of such specified date); (ii) each of the other representations and warranties of Stratex set forth in this Agreement shall be true and correct as of the date of the Original Formation Agreement and as of and as if made on the Closing Date (except that any such representation and warranty which is expressly given as of a specified date on or prior to the date of the Original Formation Agreement need only be true and correct as of such specified date), in each case without giving effect to any “Stratex Material Adverse Effect”, “in all material respects” or any other materiality qualifications or exceptions contained therein, except for any such failures to be so true and correct which, individually or in the aggregate, have not had and would not reasonably be expected to have a Stratex Material Adverse Effect; and (iii) Harris shall have received a certificate signed on behalf of Stratex by the Chief Executive Officer or Chief Financial Officer of Stratex as to the matters set forth in clauses (i) and (ii) of this Section 10.2(a).

(b) Performance of Obligations by Stratex. Stratex shall have performed in all material respects all obligations under this Agreement that are required to be performed by it at or prior to the Closing, and Harris shall have received a certificate signed on behalf of Stratex by the Chief Executive Officer of Chief Financial Officer of Stratex to such effect.

(c) Ancillary Agreements. Newco or one of its Subsidiaries shall have executed and delivered a counterpart of each Ancillary Agreement to which it has agreed to be a party as contemplated by this Agreement.

(d) Tax Opinion. Harris shall have received the opinion of Sullivan & Cromwell LLP, counsel to Harris, dated the Closing Date, to the effect that the contribution of the Contributed Assets by Harris to Newco in exchange for the Newco Contribution Shares pursuant to the Contribution Transaction and the exchange of shares of Stratex Common Stock for Class A Common Stock pursuant to the Merger, taken together, will be treated for federal income tax purposes as a transaction described in Section 351 of the Code. In rendering such opinion, counsel to Harris shall be entitled to rely upon customary assumptions and representations provided by Newco, Harris and Stratex and others that counsel to Harris reasonably deemed relevant.

(e) Stratex Required Third Party Consents. All of the consents, approvals, authorizations, licenses and waivers from non-Government Entities set forth on Schedule P (collectively, the “Stratex Required Third Party Consents”) shall have been obtained without the payment or provision of any material consideration by Stratex and/or its Subsidiaries and Stratex shall have provided reasonable evidence of such receipt of the Stratex Required Third Party Consent.

(f) No Stratex Material Adverse Effect. Since the date of the Original Formation Agreement, there shall not have been any event, occurrence, discovery or development that, individually or in the aggregate, has had, or would reasonably be expected to have, a Stratex Material Adverse Effect.

(g) The Merger. All of the conditions to Stratex’s obligations to consummate the Merger (other than Section 10.3(g)) shall have been satisfied or waived in writing by Stratex.

      10.3.     Conditions to Stratex’s Obligation to Effect the Merger. The obligation of Stratex to effect the Merger is also subject to the satisfaction or waiver by Stratex at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of Harris set forth in the last sentence of Section 7.2(b)(i), Section 7.2(c), Section 7.2(d)(ii)(A) and Section 7.2(t) of this Agreement shall be true and correct in all material respects as of the date of the Original Formation Agreement and as of and as if made on the Closing Date (except that any such representation and warranty which is expressly given as of a specified date on or prior to the date of the Original Formation Agreement need only be true and correct as of such specified date); (ii) each of the other representations and warranties of Harris set forth in this Agreement shall be true and correct as of the date of the Original Formation Agreement and as of and as if made on the

Closing Date (except that any such representation and warranty which is expressly given as of a specified date on or prior to the date of the Original Formation Agreement need only be true and correct as of such specified date), in each case without giving effect to any “Harris Material Adverse Effect”, “in all material respects” or any other materiality qualifications or exceptions contained therein, except for any such failures to be so true and correct which, individually or in the aggregate, have not had and would not reasonably be expected to have a Harris Material Adverse Effect; and (iii) Stratex shall have received a certificate signed on behalf of Harris by the Chief Executive Officer or Chief Financial Officer of Harris as to the matters set forth in clauses (i) and (ii) of this Section 10.3(a).

(b) Performance of Obligations by Harris. Harris shall have performed in all material respects all obligations under this Agreement required to be performed by it at or prior to the Closing, and Stratex shall have received a certificate signed on behalf of Harris by the Chief Executive Officer or Chief Financial Officer of Harris to such effect.

(c) Ancillary Agreements. Each of Newco and Harris or one of their respective Subsidiaries shall have executed and delivered a counterpart of each Ancillary Agreement to which it has agreed to be a party as contemplated by this Agreement.

(d) Tax Opinion. Stratex shall have received the opinion of Bingham McCutchen LLP, counsel to Stratex, dated the Closing Date, to the effect that the merger will, for federal income tax purposes, constitute a reorganization within the meaning of Section 368(a) of the Code, and that each of Newco and Stratex will constitute a party to a reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, counsel to Stratex shall be entitled to rely upon customary assumptions and representations provided by Newco, Harris and Stratex and others that counsel to Stratex reasonably deemed relevant.

(e) Harris Required Third Party Consents. All of the consents, approvals, authorizations, licenses and waivers from non-Government Entities set forth on Schedule Q (collectively, the “Harris Required Third Party Consents”) shall have been obtained without the payment or provision of any material consideration by Harris and/or its Subsidiaries.

(f) No Harris Material Adverse Effect. Since the date of the Original Formation Agreement, there shall not have been any event, occurrence, discovery or development that, individually or in the aggregate, has had, or would reasonably be expected to have, a Harris Material Adverse Effect.

(g) The Contribution Transaction. All of the conditions to Harris’ obligations to consummate the Contribution Transaction (other than Section 10.2(g)) shall have been satisfied or waived in writing by Harris.

ARTICLE XI
Termination
      11.1.     Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing, whether before or after obtaining the Stratex Requisite Vote,

(a) by mutual written consent of Harris and Stratex;

(b) by either Harris or Stratex: if (i) the Contribution Transaction and the Merger shall not have been consummated by March 31, 2007 (the “Termination Date”), (ii) the vote on the adoption of this Agreement by the stockholders of Stratex shall have been completed at the Stratex Stockholders Meeting (after any postponement or adjournment thereof) and the Stratex Requisite Vote shall not have been obtained, (iii) any Order permanently enjoining, restraining or otherwise prohibiting the Contribution Transaction or the Merger exists and such Order shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 11.1(b) shall not be available to any party that has breached its obligations under this

Agreement in any manner that shall have proximately contributed to the occurrence of the event which gave rise to the termination right under this Section 11.1(b);

(c) by Harris, if (i) the Stratex Board shall have made, or agreed to make, a Change In Recommendation or failed to reconfirm its recommendation of this Agreement within five (5) Business Days after a written request by Harris to do so, (ii) there has been a breach of any representation, warranty, covenant or agreement made by Stratex in this Agreement, or any such representation or warranty shall have become untrue or incorrect on any date subsequent to the date of the Original Formation Agreement, in each case in a manner that would cause the condition in Section 10.2(a) or 10.2(b), as the case may be, not to be satisfied (assuming, except for cure purposes, any such subsequent date was the Closing Date) and such breach or failure to be true or correct is not curable or, if curable, is not cured within 30 days after written notice thereof is given by Harris to Stratex, (iii) a vote on the adoption of this Agreement by the stockholders of Stratex shall not have been taken and completed by February 28, 2007 or (iv) Stratex shall have materially breached any of its obligations under Section 9.1 or Section 9.2; provided, however, that notwithstanding the foregoing Harris may not terminate this Agreement pursuant to Section 11.1(c)(iv) or Section 11.1(c)(i)after the Stratex Requisite Vote has been obtained;

(d) by Stratex, if there has been a breach of any representation, warranty, covenant or agreement made by Harris in this Agreement, or any such representation or warranty shall have become untrue or incorrect on any date subsequent to the date of the Original Formation Agreement, in each case in a manner that would cause the conditions in Section 10.3(a) or Section 10.3(b)(i), as the case may be, not to be satisfied (assuming, except for cure purposes, any such subsequent date was the Closing Date) and such breach or failure to be true and correct is not curable or, if curable, is not cured within 30 days after written notice thereof is given by Stratex to Harris; or

(e) by Stratex, at any time prior to the time the Stratex Requisite Vote has been obtained, in order for Stratex to enter into a definitive agreement with respect to a Superior Proposal if (i) Stratex has not materially breached any of the terms of this Agreement, (ii) the Stratex Board has authorized Stratex to enter into a definitive agreement for such Superior Proposal, (iii) Stratex has complied with Section 9.1 and (iv) prior to the termination of this Agreement pursuant to this Section 11.1(e), Stratex shall have irrevocably paid to Harris the Termination Fee payable pursuant to Section 11.2(d) by wire transfer of immediately available funds.

      11.2.     Effect of Termination and Abandonment.
      (a) In the event of termination of this Agreement and the abandonment of the Transactions pursuant to this ARTICLE XI, this Agreement (other than as set forth in Section 13.1) shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers or other Representatives); provided, however, that no such termination shall relieve any party hereto of any liability or damages resulting from any breach of this Agreement prior to such termination.
      (b) In the event that at any time after the date of the Original Formation Agreement and prior to its termination a bona fide Acquisition Proposal (assuming, for this purpose only, that all references to “15%” in the definition of such term were changed to “a majority” (a “Covered Proposal”)) shall have been made to Stratex or any of its Subsidiaries or its stockholders or any Person shall have publicly announced an intention (whether or not conditional) to make a Covered Proposal with respect to Stratex or any of its Subsidiaries and thereafter this Agreement is terminated by either Harris or Stratex pursuant to Section 11.1(b)(i) (unless (i) any of the conditions set forth in Section 10.1(e) or Section 10.3(other than Section 10.3(g)) shall not have been satisfied (or, in the case of any such condition to be satisfied at the Closing, capable of such satisfaction) at the time of such termination, or (ii) the only condition to Harris’ obligation to effect the Contribution Transaction which is not satisfied at the time of such termination (other than, in the case of any such conditions to be satisfied at the Closing, those that are capable of such satisfaction) is Section 10.2(f) and the events, conditions or circumstances which caused such condition not to be satisfied were not, directly or indirectly, within the control of Stratex or any of its Subsidiaries) or Section 11.1(b)(ii) or by Harris pursuant to Section 11.1(c)(ii) or Section 11.1(c)(iii), then (A) Stratex shall promptly, but in no event later than two days after being notified of such by Harris, reimburse Harris for all of the documented out-of-pocket expenses incurred by Harris in connection with this Agreement and the Transactions up to a maximum amount of $2 million by wire transfer of immediately available funds and (B) if Stratex (I) consummates any Covered Proposal with any Person within the twelve-month period immediately following the date on which this Agreement has been so terminated (the “Tail Period”) or (II) enters into a definitive agreement for any Covered Proposal with any Person during the Tail Period and (x) consummates any Covered Proposal with such Person within the twelve-month period immediately following the end of the Tail Period or (y) consummates any Covered Proposal with any other Person within the fifteen-month period immediately following the end of the Tail Period, then in each such case Stratex shall pay to Harris on or prior to such consummation of such Covered Proposal by wire transfer of immediately available funds a termination fee equal to $14.5 million (the “Termination Fee”) minus the aggregate amount of expenses previously reimbursed pursuant to clause (A) of this Section 11.2(b).
      (c) In the event that this Agreement is terminated by Harris pursuant to Section 11.1(c)(i) or Section 11.1(c)(iv), then Stratex shall promptly, but in no event later than two days after the date of such termination, pay to Harris the Termination Fee by wire transfer of immediately available funds.
      (d) In the event that Stratex terminates this Agreement pursuant to Section 11.1(e), Stratex shall pay to Harris the Termination Fee by wire transfer of immediately available funds immediately prior to, and as a condition of, such termination.
      (e) Stratex acknowledges that the agreements contained in Section 11.2(b), Section 11.2(c) and Section 11.2(d) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Harris would not enter into this Agreement; accordingly, if Stratex fails to promptly pay any amounts due pursuant to Section 11.2(b), Section 11.2(c) or Section 11.2(d), and, in order to obtain such payment, Harris commences a suit that results in a judgment against Stratex for such amounts, Stratex shall pay to Harris its costs and expenses (including attorneys’ fees) in connection with such suit and any amounts payable by Stratex pursuant to this Section 11.2 which are not paid when due shall bear interest from the due date to the payment date at a rate per annum equal to 2% above the prime rate of Citibank, N.A. in effect on the date such amounts were due.
ARTICLE XII
Survival and Indemnification
      12.1.     No Survival of Representations and Warranties. The representations and warranties of Harris and Stratex contained in this Agreement or any certificate delivered in accordance with the terms of this Agreement shall not survive the Closing.
      12.2.     Indemnification by Newco. From and after the Closing Date, Newco shall indemnify and defend and hold Harris and its Subsidiaries, directors, officers, partners, employees, representatives and agents (collectively with Harris, the “Harris Indemnified Persons”) harmless from and against any and all Losses incurred by any Harris Indemnified Person (whether or not involving a third-party claim) arising out of or relating to (a) any breach by Newco or any of its Subsidiaries of any covenants of Newco contained in this Agreement to be performed by Newco or any of its Subsidiaries following the Closing (it being agreed that any action or inaction approved by the Board of Directors of Newco shall not be subject to indemnity under this Section 12.2 if a majority of the directors of Newco at the time of such action or inaction were Class B Directors (as such term is defined in the Investor Agreement), (b) any Assumed Liability, (c) any Liability arising out of or relating to the operation of the businesses or Properties or Liabilities of (i) Stratex prior to the Closing or (ii) Newco and/or any of its Subsidiaries on or after the Closing.
      12.3.     Indemnification by Harris. From and after the Closing Date, Harris shall indemnify and defend and hold Newco and its Subsidiaries, directors, officers, partners, employees, representatives and agents (collectively with Newco, the “Newco Indemnified Persons”) harmless from and against any and all Losses incurred by any Newco Indemnified Person (whether or not involving a third-party claim) arising out of or relating to (a) any breach by Harris or any of its Subsidiaries of any covenants of Harris contained in this Agreement to be performed by Harris or any of its Subsidiaries following the Closing or (b) any Excluded Asset or Excluded Liability.
      12.4.     Third Party Claims. If any claim or action by a third party is made in writing against a Harris Indemnified Person or a Newco Indemnified Person (each, an “Indemnified Party”) for which indemnification is provided under this Agreement and such Indemnified Party intends to seek such indemnity, then such Indemnified Party shall promptly notify the party from whom indemnification may be sought hereunder (the “Indemnifying Party”) in writing of such claim or action; provided, however, that any failure by such Indemnified Party to such give such notice promptly will not relieve the Indemnifying Party of any of its indemnification obligation hereunder except to the extent that the Indemnifying Party is actually prejudiced by such failure. In case any such action shall be brought against any Indemnified Party, the Indemnifying Party shall be entitled to participate therein or, at its election, to assume the defense thereof with counsel reasonably satisfactory to the Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of its election so to assume the defense thereof, the Indemnifying Party shall not be liable to the Indemnified Party under this ARTICLE XII for any legal expenses of other counsel or any other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof (other than reasonable costs of investigation) unless the Indemnified Party shall have been advised by counsel that representation of the Indemnified Party by counsel provided by the Indemnifying Party would be inappropriate due to actual or potential conflicting interests between the Indemnified Party and the Indemnifying Party, including situations in which there are one or more legal defenses available to the Indemnified Party that are different from or additional to those available to Indemnifying Party; provided, however, that notwithstanding the foregoing the Indemnifying Party shall not, in connection with any one such action or separate but substantially similar actions arising out of the same general allegations, be liable for the fees and expenses of more than one separate set of counsel at any time for all Indemnified Parties, except to the extent that local counsel, in addition to their regular counsel, is required in order to effectively defend against such action. No Indemnifying Party shall, without the written consent of the Indemnified Party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the Indemnified Party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (i) includes an unconditional release of the Indemnified Party from all liability arising out of such action or claim and (ii) does not include a statement as to, or an admission of, fault, culpability or a failure to act, by or on behalf of the Indemnified Party. No indemnification shall be available in respect of any settlement of any action or claim effected by an Indemnified Party without the prior written consent of the Indemnifying Party.
      12.5.     Tax and Insurance Adjustments. Any and all Losses for which indemnification is provided hereunder shall be (a) increased to take into account any net Taxes actually payable by the applicable Indemnified Parties attributable to the receipt of such payment (grossed up for such increase) and (b) reduced to take into account any net tax benefit actually realized by the applicable Indemnified Party as a result of incurring such Losses or any insurance proceeds actually recovered in respect of such Losses (net of any cost of recovery or increased premiums resulting therefrom) and each party agrees to use commercially reasonable efforts to recover all available insurance proceeds.
ARTICLE XIII
Miscellaneous and General
      13.1.     Survival. (a) This ARTICLE XIII, the agreements of Stratex, Harris and Newco, as applicable, contained in Section 3.1(b)(Excluded Assets), Section 3.7 (Nonassignability of Assets), Section 6.2 (Exchange of Certificates), Section 6.3 (Dissenters’ Rights), Section 6.4 (Treatment of Stratex Stock Plans), Section 9.5 (Tax Matters), Section 9.9 (Insurance Proceeds), Section 9.15 (Further

Assurances), Section 9.17 (Expenses), Section 9.18(Indemnification; Directors’ and Officers’ Insurance) and ARTICLE XII(Survival and Indemnification) shall survive the consummation of the Contribution Transaction, the Merger and the other Transactions and all representations and warranties and other covenants and agreements in this Agreement shall not survive the consummation of the Contribution Transaction, the Merger. Harris agrees that a majority of the Class A Directors (as defined in the Investor Agreement) shall have the sole and exclusive right to exercise and enforce any rights under this Agreement which Newco or any of its Subsidiaries are entitled to enforce against Harris after Closing.
      (b) This ARTICLE XIII, the agreements of Stratex and Harris contained in Section 9.17 (Expenses), Section 11.2 (Effect of Termination and Abandonment) and the Confidentiality Agreement shall survive the termination of this Agreement, and all other representations, warranties, covenants and agreements in this Agreement shall not survive the termination of this Agreement.
      13.2.     Modification or Amendment. Subject to applicable Law, at any time prior to the Effective Time, this Agreement may be amended, modified or supplemented, and any provision hereof waived, only in a writing signed by the parties hereto.
      13.3.     Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Contribution Transaction or the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Law. No failure or delay by any party to take any action with respect to a breach by another party of this Agreement or a default by another party hereunder shall constitute a waiver of the former party’s right to enforce any provision of this Agreement or to take action with respect to such breach or default or any subsequent breach or default. Waiver by any party of any breach or failure to comply with any provision of this Agreement by another party shall not be construed as, or constitute, a continuing wavier of such provisions, or a waiver of any other breach of or failure to comply with any other provisions of this Agreement.
      13.4.     Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.
      13.5.     GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL. (a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the Transactions, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 13.6 or in such other manner as may be permitted by law shall be valid and sufficient service thereof.
      (b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY

THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 13.5.
      13.6. Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail or by overnight courier, postage prepaid, or by facsimile:

if to Harris:

Harris Corporation
1025 West NASA Blvd.
Melbourne, FL 32919
Attn: Scott T. Mikuen
fax: (321) 727-9222

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
fax: (212) 558-3588
Attention: Duncan C. McCurrach

if to Stratex:

Stratex Networks, Inc.
120 Rose Orchard Way
San Jose, CA 95134
Attn: Juan Otero
fax: (408) 944-1770

with a copy to (which shall not constitute notice):

Bingham McCutchen LLP
1900 University Avenue
East Palo Alto, CA 94303
fax: (650) 849-4800
Attention: Bart Deamer
or to such other Persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three (3) Business Days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by facsimile (provided that if given by facsimile such notice, request, instruction or other document shall be followed up within one (1) Business Day by dispatch pursuant to one of the other methods described herein); or on the next Business Day after deposit with a nationally recognized overnight courier, if sent by a nationally recognized overnight courier.
      13.7.     Entire Agreement. This Agreement (including any Exhibits and Schedules hereto), the Stratex Disclosure Letter, the Harris Disclosure Letter and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

      13.8.     No Third Party Beneficiaries. Except as provided in Section 9.18 (Indemnification; Directors’ and Officers’ Insurance), this Agreement is not intended to, and does not, confer upon any Person other than the parties who are signatories hereto any rights or remedies hereunder.
      13.9.     Obligations of Harris and of Stratex. Whenever this Agreement requires a Subsidiary of Harris to take any action, such requirement shall be deemed to include an undertaking on the part of Harris to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of Stratex to take any action, such requirement shall be deemed to include an undertaking on the part of Stratex to cause such Subsidiary to take such action. Whenever this Agreement requires Newco to take any action prior to the Effective Time, unless otherwise specified in this Agreement, such requirement shall be deemed to include an undertaking on the part of Harris and Stratex to take the necessary actions to cause Newco to take such action.
      13.10.     Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.
      13.11.     Interpretation; Construction. (a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.
      (b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
      (c) Each of Stratex and Harris has or may have set forth information in its respective disclosure letter in a section thereof that corresponds to the section of this Agreement to which it relates. A matter set forth in one section of a disclosure letter need not be set forth in any other section of the disclosure letter so long as its relevance to the latter section of the disclosure letter or section of this Agreement is readily apparent on the face of the information disclosed in the disclosure letter to the Person to which such disclosure is being made. The fact that any item of information is disclosed in a disclosure letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement. Such information and the dollar thresholds set forth herein shall not be used as a basis for interpreting the terms “material,” “Stratex Material Adverse Effect,” “Harris Material Adverse Effect” or other similar terms in this Agreement.
      13.12.     Assignment. This Agreement shall not be assignable by operation of law or otherwise. Any purported assignment in violation of this Agreement is void.

      IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

HARRIS CORPORATION

By	/s/ Howard L. Lance

Name:	Howard L. Lance
Title:	Chairman, President & Chief Executive Officer

STRATEX NETWORKS, INC.

By	/s/ Charles D. Kissner

Name:	Charles D. Kissner
Title:	Chairman

HARRIS STRATEX NETWORKS, INC.

By	/s/ Guy M. Campbell

Name:	Guy M. Campbell
Title:	Chief Executive Officer

STRATEX MERGER CORP.

By	/s/ Scott T. Mikuen

Name:	Scott T. Mikuen
Title:	Vice President and Secretary
[Signature Page to the Formation, Contribution and Merger Agreement]